Filed pursuant to Rule 424(b)(4)

Registration No. 333-113178
4,500,000 Shares
SS&C Technologies, Inc.
Common Stock

       SS&C Technologies, Inc. is offering 3,375,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus on page 53 are offering an additional 1,125,000 shares. SS&C will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

       The common stock is quoted on the Nasdaq National Market under the symbol “SSNC”. The last reported sale price of the common stock on June 3, 2004 was $20.77 per share.

       See “Risk Factors” on page 6 to read about factors you should consider before buying shares of our common stock.

       Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to the public	$19.500	$87,750,000
Underwriting discount	$0.926	$4,167,000
Proceeds, before expenses, to SS&C	$18.574	$62,687,250
Proceeds, before expenses, to the selling stockholders	$18.574	$20,895,750

       To the extent that the underwriters sell more than 4,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 675,000 shares from SS&C at the initial price to public less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on June 9, 2004.

Goldman, Sachs & Co.

JPMorgan

SunTrust Robinson Humphrey

Jefferies Broadview

America’s Growth Capital

Prospectus dated June 3, 2004.

SS&C

- AdvisorWare
- Antares
- Altair
- BANC Mall
- CAMRA
- CAMRA D-Class
- DBC
- Heatmaps
- Debt & Derivatives
- Finesse
- IAN Wealth Management
- LMS
- Lightning
- PTS
- PortPro
- SKYLINE II
- SS&C Direct
- SS&C Fund Services
- Total Return
- TradeThru

SS&C's expertise, technology and service supports the front-, middle- and back-office processing needs of professionals in insurance and pension funds, institutional asset management, hedge funds, family offices, financial institutions, commercial lending, real estate property management and municipal finance. SS&C's products and services turn data into valuable and reliable information so clients can make informed business decisions.

Expertise

Technology

Compliance

Risk Measurement

Portfolio Management

Reporting

Outsourcing

Performance Measurement

Service

PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus and sets forth the most significant aspects of the offering. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors”.

Our Business

       SS&C Technologies, Inc. provides the financial services industry with a broad range of highly specialized software, business process outsourcing (BPO) services and application service provider (ASP) solutions. We deliver mission-critical processing for information management, analysis, trading, accounting, reporting and compliance. For example, insurance companies use our CAMRA product to track performance of portfolios of their fixed income, mortgage-backed securities and collateralized mortgage obligations. We provide our products and related services in seven vertical markets in the financial services industry:

•	insurance entities and pension funds,

•	institutional asset management,

•	hedge funds and family offices,

•	financial institutions, such as retail banks and credit unions,

•	commercial lending,

•	real estate property management, and

•	municipal finance.

       Our clients include some of the largest and most well-recognized entities in the financial services industry, who manage in the aggregate over $4 trillion in assets. For the year ended December 31, 2003, we generated $11.8 million of net income, or $0.59 per share, on $65.5 million of total revenues. For the three months ended March 31, 2004, we generated $3.8 million of net income, or $0.19 per share, on $19.2 million of total revenues.

Industry Background

       The financial services industry traditionally invests more heavily in information technology, or IT, than other industries, and as the financial services market grows, IT budgets are expected to increase. According to a January 2004 IDC report, the banking, insurance and financial services markets are expected to spend $62 billion on software and services in 2004, which is expected to grow at a compound annual growth rate of over 6% to $75 billion in 2007.

       Today’s participants in the financial services industry face a number of challenges, including rapidly changing market conditions, increasing regulatory oversight, and more complex and numerous asset classes and securities products. Many financial services organizations face an increasing gap between the amount and complexity of data that they must analyze and control and their finite internal IT resources. To meet their requirements, financial services organizations require flexible, cost-effective, rapidly deployable systems that support informed, real-time business decision making and regulatory compliance.

The SS&C Solution

       Our clients choose SS&C’s solutions because we offer the following benefits:

•	a range of solution delivery methods, including licenses, BPO services, ASP solutions or “blended” solutions,

•	rapidly deployable and cost-effective outsourcing solutions,

•	deep vertical market expertise,

•	scalability and flexibility,

•	integrated end-to-end solutions, and

•	global presence.

       Our products help enable users to efficiently and rapidly analyze and manage information, increase productivity, reduce costs and devote more time to critical business decisions rather than administrative, reporting and compliance matters.

Our Strategy

       Our goal is to be the leading provider of superior technology solutions to the financial services industry. To achieve our goal, we intend to:

•	Maintain Our Commitment to the Highest Level of Client Service. We believe that one of the factors that distinguishes us from our competition is our commitment to the highest level of client service. Our clients include large, sophisticated institutions with complex systems and requirements, and we understand the importance of providing them with both the experience of our senior management and the subject matter expertise of our sales, professional services and support staffs. Our commitment begins with our senior management team. Our top three executives have in the aggregate over 50 years of experience in the software and financial services industries and actively participate in creating and building client relationships. For each solution deployment, we analyze our client’s needs and assemble a team of appropriate industry vertical and technical experts who can quickly and efficiently deliver tailored solutions to the client. We provide our larger clients with a dedicated client support team whose primary responsibility is to resolve questions and provide solutions to address ongoing needs. We believe that the individual attention and industry expertise provided by our senior management and staff help solidify strong relationships with our clients. Our strong client relationships in turn build client loyalty, including a base of clients who are more likely to buy our other products and services and serve as references for future clients.

•	Leverage Our Existing Client Relationships. We intend to continue to expand the scope of existing client relationships by marketing and delivering the full range of our capabilities to our clients. Our clients include many large and sophisticated organizations in the financial services industry with extensive, highly specialized software and service needs across the multiple vertical markets we serve. Our business with existing clients generally increases along with the volume of assets that they manage. We can also provide additional modules or features to the products and services currently used by our clients as well as “cross sell” products and services that may address our clients’ other information management, analysis, trading, accounting, reporting or compliance needs. For instance, users of our CAMRA asset management product may also have a need for our Antares trading product or our AnalyticsExpress financial modeling product. Our critical understanding of our clients’ businesses is a competitive advantage in capturing additional sales opportunities in our referenceable client base.

•	Grow Our Outsourcing Business and Increase Our Recurring Revenues. We plan to further increase our recurring revenue streams from our outsourcing solutions and maintenance services, because they provide us with greater predictability in the operation of our business and enable us to build valued relationships with our clients. We believe that our outsourcing services provide an attractive alternative to clients that do not wish to install, run and maintain complicated financial software. We generally provide our outsourcing services under three- to five-year contracts with minimum fee commitments that are often renewed at the expiration of their terms. Our outsourcing revenues under these contracts are predictable and recurring. Our outsourcing revenues increased from $6.3 million, or 11.2% of total revenues, in 2001 to $13.2 million, or 20.2% of total revenues, in 2003. Maintenance revenues also provide another source of recurring revenues and represented 47.8% of total revenues in 2003. For the three months ended March 31, 2004, our outsourcing revenues increased to $5.2 million, representing 27% of total revenues, and our maintenance revenues increased to $8.0 million, representing 42% of total revenues.

•	Continue to Address the Specialized Needs of the Financial Services Industry. We have accumulated substantial financial expertise since our founding in 1986 through close working relationships with our clients, resulting in a deep knowledge base that enables us to respond to their most complex financial, accounting, actuarial, tax and regulatory needs. We intend to build on this expertise by continuing to offer products and services that address the highly specialized needs of the financial services industry. We believe that we enjoy a competitive advantage because we can address the investment and financial management needs of high-end clients by providing industry-tested products and services that meet global market demands while also providing integrated, “straight thru” processing for improved productivity, reduced manual intervention and bottom-line savings.

•	Capitalize on Acquisition Opportunities. We employ a disciplined and highly focused acquisition strategy in which we seek to acquire businesses, products and technologies in our existing or complementary vertical markets. Since 1995, we have acquired more than a dozen businesses within our industry. We believe that the market for financial services software and services is highly fragmented and rapidly evolving, with many new product introductions and industry participants. These factors create both the need and the opportunity to effect strategic transactions to increase the breadth and depth of our product and service offerings and capitalize on evolving market opportunities. Our experienced senior management team leads a rigorous evaluation of our acquisition candidates to ensure that they satisfy our product or service needs and can be integrated with our business while meeting our financial metrics, including expected return on investment.

Recent Developments — Acquisition of OMR Systems

       On April 12, 2004, we acquired all of the outstanding shares of OMR Systems Corporation and OMR Systems International, Ltd., wholly owned subsidiaries of ADP Financial Information Systems, Inc. and which we refer to collectively as OMR Systems, for an aggregate purchase price of $19.7 million in cash. For a period of three years following the closing, ADP has agreed not to compete with us in specified lines of business conducted by OMR Systems or to solicit or hire former OMR Systems employees.

       We acquired OMR Systems to address the demands of the financial services industry for integrated, global solutions. OMR Systems provides treasury processing software and outsourcing solutions to banks in the United States and Europe and offers comprehensive hedge fund administration. OMR Systems’ TradeThru software is a multi-bank, multi-currency and multi-entity straight-through processing system, delivering fully automated, front-to-back office functionality, primarily to financial institutions. OMR Systems’ Xacct service provides hedge funds and other alternative investment managers with a scalable, back-office solution.

Corporate Information

       SS&C was organized as a Connecticut corporation in March 1986 and reincorporated as a Delaware corporation in April 1996. Our principal executive offices are located at 80 Lamberton Road, Windsor, Connecticut 06095. The telephone number of our principal executive offices is (860) 298-4500, and we maintain a website at www.ssctech.com. Information contained on our website does not constitute a part of this prospectus and should not be relied upon to make an investment decision.

       For additional information about SS&C and our business, see “Where You Can Find More Information”.

The Offering

Common stock offered by SS&C	3,375,000 shares

Common stock offered by the selling stockholders	1,125,000 shares

Common stock to be outstanding after the offering	22,309,478 shares

Nasdaq National Market symbol	SSNC

Use of proceeds	We expect to use the net proceeds from this offering for working capital and other general corporate purposes, including potential acquisitions. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

       The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of May 18, 2004 and excludes an aggregate of 2,562,351 shares of common stock issuable upon the exercise of outstanding options issued under our equity incentive plans, at a weighted average exercise price of $7.01 per share.

       Except as otherwise noted, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option, and

•	gives effect to our three-for-two common stock split in the form of a common stock dividend, which was payable on March 5, 2004 to stockholders of record as of the close of business on February 20, 2004.

       We use the terms “SS&C”, the “company”, “we”, “us” and “our” in this prospectus to refer to SS&C Technologies, Inc. and its subsidiaries unless otherwise noted.

       AdvisorWare, DBC, Heatmaps, HedgeWare, PortPro, Quantra, TradeDesk, TradeThru and Xacct are registered trademarks; Altair, AnalyticsExpress, Antares, CAMRA, CAMRA D Class, Debt & Derivatives, Finesse, Lightning, LMS, Mabel, PTS, SKYLINE II, The BANC Mall and Total Return are trademarks; and SS&C Direct is a service mark of SS&C Technologies, Inc. or one of its subsidiaries. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

Summary Historical and Pro Forma Financial Data

       The accompanying summary historical and pro forma consolidated financial data should be read in conjunction with “Selected Historical and Pro Forma Financial Data”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our financial statements and the notes thereto included elsewhere in this prospectus. The summary pro forma data do not purport to represent what our results would have been if the events below had occurred at the dates indicated.

       The accompanying summary pro forma combined statement of operations data for the year ended December 31, 2003 and the three months ended March 31, 2004 give effect to the acquisition of OMR Systems as if it had occurred on January 1, 2003. The summary pro forma combined balance sheet data as of March 31, 2004 give effect to the acquisition of OMR Systems as if it had occurred on March 31, 2004.

       The accompanying pro forma as adjusted balance sheet data give effect to our receipt of:

•	the estimated net proceeds from the sale of 3,375,000 shares of common stock in this offering, at a public offering price of $19.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, and

•	the aggregate exercise price for the 157,500 shares of common stock to be acquired by certain of the selling stockholders upon exercise of options.

	Year Ended December 31,				Three Months Ended March 31,

				2003			2004
	2001	2002	2003	Pro Forma	2003	2004	Pro Forma

	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$56,369	$62,434	$65,531	$87,926	$15,738	$19,189	$25,007
Gross profit	36,118	41,445	45,105	46,972	10,595	13,075	13,919
Operating income	2,595	11,142	18,378	16,499	3,565	6,030	5,911
Net income	4,022	7,305	11,796	10,390	2,329	3,770	3,633
Basic earnings per share	$0.18	$0.38	$0.63	$0.56	$0.12	$0.20	$0.19
Basic weighted average number of common shares outstanding	22,506	19,473	18,617	18,617	18,924	18,687	18,687
Diluted earnings per share	$0.18	$0.36	$0.59	$0.52	$0.12	$0.19	$0.18
Diluted weighted average number of common and common equivalent shares outstanding	22,752	20,531	19,832	19,832	19,863	20,201	20,201

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments in marketable securities	$56,613	$37,811	$100,579
Working capital	42,361	22,795	85,563
Total assets	90,870	97,088	159,856
Stockholders’ equity	65,933	65,933	128,701

RISK FACTORS

       An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before buying shares of our common stock. Any of the risk factors we describe below, which are the material risks of the offering, could severely harm our business, financial condition and operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of your investment.

Risks Relating to Our Business

Our revenues and operating results have fluctuated significantly, and may continue to fluctuate significantly, from quarter to quarter

       Historically, our revenues and operating results have fluctuated significantly from quarter to quarter. Our quarterly operating results may continue to fluctuate due to a number of factors, including:

•	the timing, size and nature of our individual license and service transactions,

•	the timing of the introduction and the market acceptance of new products, product enhancements or services by us or our competitors,

•	the relative proportions of revenues derived from license fees, maintenance, professional services and outsourcing,

•	the tendency of some of our clients to wait until the end of a fiscal quarter or our fiscal year in the hope of obtaining more favorable terms,

•	changes in client budgets and decision-making processes that could affect both the timing and the size of any transaction,

•	the amount and timing of operating costs and other expenses,

•	cancellations of maintenance and/or outsourcing arrangements by our clients,

•	changes in local, national and international regulatory requirements,

•	changes in our personnel, and

•	fluctuations in economic and financial market conditions.

       The timing, size and nature of individual license and outsourcing transactions are important factors in our quarterly operating results. Many of the products we provide through licensing transactions are relatively complex, and licensing transactions involve a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, licensing arrangements may require coordination within an organization’s various divisions and operations. For these and other reasons, the sales cycles for these transactions are often lengthy and unpredictable. Our inability to close license transactions on a timely basis or at all could adversely affect our quarterly revenues and operating results.

General economic and market conditions and a weakening of the financial services industry may cause clients and potential clients to reduce expenditures on our products and services, which would result in lost revenues and reduced income

       Our clients include a range of organizations in the financial services industry. The success of these clients is intrinsically linked to the health of the financial markets. In addition, we believe that fluctuations, disruptions, instability or downturns in the financial markets, which may cause clients and potential clients to exit the industry or delay, cancel or reduce any planned expenditures for investment management systems and software products, could disproportionately affect demand for our products and services. In addition, if financial services firms continue to consolidate, as they have over the past decade, there could be a material adverse effect on our business and financial results. For example, if a client merges with a firm using its own solution or another vendor’s solution, it could decide to consolidate its processing on a non-SS&C system, which could have an adverse effect on our financial results. Any resulting decline in demand for our products and services could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to retain and attract clients, our revenues and net income would remain stagnant or decline

       If we are unable to keep existing clients satisfied, sell additional products and services to existing clients or attract new clients, then our revenues and net income would remain stagnant or decline. A variety of factors could affect our ability to successfully retain and attract clients, including:

•	the level of demand for our products and services,

•	the level of client spending for information technology,

•	the level of competition from internal client solutions and from other vendors,

•	the quality of our client service,

•	our ability to update our products and services and develop new products and services needed by clients,

•	our ability to understand the organization and processes of our clients, and

•	our ability to integrate and manage acquired businesses.

We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions, which could adversely affect our revenues, subject us to unknown liabilities, increase costs and place a significant strain on our management

       We have made and may in the future make acquisitions of companies, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Failure to achieve the anticipated benefits of an acquisition could harm our business, results of operations and cash flows. Acquisitions could subject us to contingent or unknown liabilities, and we may have to incur debt or severance liabilities, write-off investments, infrastructure costs, impaired goodwill or other assets, or issue equity securities to pay for any future acquisitions. The issuance of equity securities could dilute our existing stockholders’ ownership.

       Our success is also dependent on our ability to complete the integration of the operations of recently acquired businesses, including Amicorp Group’s fund services business, Investment Advisory Network, NeoVision Hypersystems and OMR Systems, and any businesses we acquire in the future in an efficient and effective manner. Successful integration in the rapidly changing financial services industry may be more difficult to accomplish than in other industries. We may not realize the benefits we anticipate from these acquisitions, such as lower costs or increased revenues. We may also realize such benefits more slowly than anticipated, due to our inability to:

•	combine operations, facilities and differing firm cultures,

•	retain the clients or employees of acquired entities,

•	generate market demand for new products and services,

•	coordinate geographically dispersed operations and successfully adapt to the complexities of international operations,

•	integrate the technical teams of these companies with our engineering organization,

•	incorporate acquired technologies and products into our current and future product lines, and

•	integrate the products and services of these companies with our business, where we do not have distribution, marketing or support experience for these products and services.

       Integration may not be smooth or successful. The inability of management to successfully integrate the operations of acquired companies could have a material adverse effect on our business, financial condition and results of operations. The acquisitions may also place a significant strain on our management, administrative, operational and other resources. To manage growth effectively, we must continue to improve our management and operational controls, enhance our reporting systems and procedures, integrate new personnel and manage expanded operations. If we are unable to manage our growth and the related expansion in our operations from recent and future acquisitions, our business may be harmed through a decreased ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees.

We may be unable to identify suitable businesses to acquire, which would hinder our ability to grow our revenues and client base and adversely affect our business and financial results

       We may not identify suitable businesses to acquire or negotiate acceptable terms for acquisitions. Historically, a significant portion of our growth has occurred as a result of our ability to acquire similar or complementary businesses on favorable terms. We have relied heavily on acquisitions for adding new products, increasing revenues and adding to our client base, and we expect to continue to do so in the future. This growth strategy is subject to a number of risks that could adversely affect our business and financial results, including:

•	we may not be able to find suitable businesses to acquire at affordable valuations or on other acceptable terms,

•	we may face competition for acquisitions from other potential acquirers or from the possibility of the acquisition target pursuing an initial public offering of its stock, and

•	we may find it more difficult or costly to complete acquisitions due to changes in accounting, tax, securities or other regulations.

If we are unable to protect our proprietary technology, our success and our ability to compete will be subject to various risks, such as third-party infringement claims, unauthorized use of our technology, disclosure of our proprietary information or inability to license technology from third parties

       Our success and ability to compete depends in part upon our ability to protect our proprietary technology. We rely on a combination of trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect our proprietary technology. We have registered trademarks for many of our products and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality agreements with our employees and clients. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. These efforts may be insufficient to prevent third parties from asserting intellectual property rights in our technology. Furthermore, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use our proprietary information, and third parties may assert ownership rights in our proprietary technology.

       We do not have any patents, and existing copyright laws afford only limited protection. Others may develop substantially equivalent or superseding proprietary technology, or competitors may offer equivalent products in competition with our products, thereby substantially reducing the value of our proprietary rights. We cannot be sure that our proprietary technology does not include open-source software, free-ware, share-ware or other publicly available technology. There are many patents in the investment management field. As a result, we are subject to the risk that others will claim that the important technology we have developed, acquired or incorporated into our products will infringe the rights, including the patent rights, such persons may hold. Third parties also could claim that our software incorporates publicly available software and that, as a result, we must publicly disclose our source code. Because we rely on confidentiality for protection, such an event could result in a material loss of intellectual property rights. We cannot be sure that we will develop proprietary products or technologies that are patentable, that any patent, if issued, would provide us with any competitive advantages or would not be challenged by third parties, or that the patents of others will not adversely affect our ability to do business. Expensive and time-consuming litigation may be necessary to protect our proprietary rights.

       We have acquired and may acquire important technology rights through our acquisitions and have often incorporated and may incorporate features of this technology across many products and services. As a result, we are subject to the above risks and the additional risk that the seller of the technology rights may not have appropriately protected the intellectual property rights we acquired. Indemnification and other rights under applicable acquisition documents are limited in term and scope and therefore provide us with only limited protection.

       In addition, we currently rely on third-party licenses in providing our products and services. If we lost such licenses or such licenses were found to infringe upon the rights of others, we would need to seek alternative means of obtaining the licensed technology to continue to provide our products or services. Our inability to replace such technology, or to replace such technology in a timely manner, could have a negative impact on our operations and financial results.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs, which, in turn, could reduce or eliminate profits

       In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. While we are not currently a party to any litigation asserting that we have violated third-party intellectual property rights, we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others’ intellectual property, including patents, trademarks and copyrights. Any parties asserting that our products or services infringe upon their proprietary rights would force us to defend ourselves and possibly our clients against the alleged infringement. Third parties could claim that our software incorporates publicly available software and that, as a result, we must publicly disclose our source code. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, could be time-consuming and expensive to resolve, adversely affect our sales, profitability and prospects and divert management time and attention away from our operations. We may be required to re-engineer our products or services or obtain a license of third-party technologies on unfavorable terms.

We expect our gross and operating margins may fluctuate over time, which could cause our financial results to differ from investor expectations or negatively affect our profitability

       We expect that our gross and operating margins may fluctuate from period to period as we continue to introduce new products, experience fluctuations in the relative proportions of revenues derived from our products and services, continue to hire and acquire additional personnel and increase other expenses to support our business. Historically, we derived our revenues principally from the licensing of our products. However, we are increasingly deriving our revenues from outsourcing and related services, which have lower profit margins. For the years ended December 31, 2001, 2002 and 2003, our outsourcing revenues represented 11%, 20% and 20%, respectively, of our total revenues. The gross margins for outsourcing services were 7%, 32% and

39% in 2001, 2002 and 2003, respectively. We expect that the portion of our revenues derived from outsourcing and related services will continue to increase, which, because of the lower margins associated with such revenues, could adversely affect our profitability.

Our failure to continue to derive substantial revenues from the licensing of, or outsourcing solutions relating to, our CAMRA, AdvisorWare, SKYLINE and LMS software, and the provision of maintenance and professional services in support of such licensed software, could adversely affect our ability to sustain or grow our revenues and harm our business, financial condition and results of operations

       To date, substantially all of our revenues have been attributable to the licensing of, or outsourcing solutions relating to, our CAMRA, AdvisorWare, SKYLINE and LMS software and the provision of maintenance and professional services in support of such licensed software. During the year ended December 31, 2003, we derived an aggregate of $40.8 million in revenues from CAMRA, AdvisorWare, SKYLINE and LMS, consisting of revenues from licenses, related maintenance and professional services, and outsourcing services. We expect that the revenues from these software products and services will continue to account for a significant portion of our total revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for such products and services, such as competition or technological change, could have a material adverse effect on our ability to sustain or grow our revenues and harm our business, financial condition and results of operations.

We face significant competition with respect to our products and services, which may result in price reductions, reduced gross margins or loss of market share

       The market for financial services software and services is competitive, rapidly evolving and highly sensitive to new product and service introductions and marketing efforts by industry participants. The market is also highly fragmented and served by numerous firms that target only local markets or specific client types. We also face competition from information systems developed and serviced internally by the IT departments of financial services firms.

       Some of our current and potential competitors have significantly greater financial, technical and marketing resources, generate higher revenues and have greater name recognition. Our current or potential competitors may develop products comparable or superior to those developed by us, or adapt more quickly than us to new technologies, evolving industry trends or changing client or regulatory requirements. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

Our inability to introduce new products and services could adversely affect our revenues and cause us to lose current or potential clients

       Rapidly changing technology, evolving industry standards and new product and service introductions characterize the market for our products and services. Our future success will depend in part upon our ability to enhance our existing products and services and to develop and introduce new products and services to meet changing client needs and evolving regulatory requirements. The process of developing software products such as those offered by us is extremely complex and is expected to become increasingly complex and expensive in the future due to the introduction of new platforms and technologies. Our ability to keep up with technology and business changes is subject to a number of risks, including:

•	we may find it difficult or costly to update our services and software and to develop new products and services quickly enough to meet our clients’ needs,

•	we may find it difficult or costly to make some features of our software work effectively and securely over the Internet,

•	we may find it difficult or costly to update our software and services to keep pace with business, regulatory and other developments in the industries where our clients operate, and

•	we may be exposed to liability for security breaches that allow unauthorized persons to gain access to confidential information stored on our computers or transmitted over our network.

       Our failure to develop new products and services in a timely fashion or to address promptly the needs of the financial markets could adversely affect our business, financial condition and results of operations.

Undetected software design defects, errors or failures may result in loss of or delay in market acceptance of our products that could adversely affect our revenues, financial condition and net income

       Our software products are highly complex and sophisticated and could contain design defects or software errors that are difficult to detect and correct. Errors or bugs may result in loss of or delay in market acceptance of our software products or loss of client data or require design modifications. We cannot assure you that, despite testing by us and our clients, errors will not be found in new products, which errors could result in a delay in or an inability to achieve market acceptance and thus could have a material adverse effect upon our revenues, financial condition and results of operations.

If we cannot attract, train and retain qualified managerial, technical and sales personnel, we may not be able to provide adequate technical expertise and customer service to our clients or maintain focus on our business strategy

       We believe that our success is due in part to our experienced management team. We depend in large part upon the continued contribution of our senior management and, in particular, William C. Stone, our president, chief executive officer and chairman of the board. Losing the services of one or more members of our senior management could adversely affect our business and results of operations. Mr. Stone has been instrumental in developing our business strategy and forging our business relationships since he founded the company in 1986. We maintain no key man life insurance policies for Mr. Stone or any other senior officers or managers.

       Our success is also dependent upon our ability to attract, train and retain highly skilled technical and sales personnel. Competition for the hiring of such personnel in the software industry can be intense. Locating candidates with the appropriate qualifications, particularly in the desired geographic location and with the necessary subject matter expertise, is difficult. Our failure to attract and retain a sufficient number of highly skilled employees could adversely affect our business, financial condition and results of operations.

Challenges in maintaining and expanding our international operations can result in increased costs, delayed sales efforts and uncertainty with respect to our intellectual property rights and results of operations

       For the years ended December 31, 2001, 2002 and 2003, international revenues accounted for 19%, 16% and 17%, respectively, of our total revenues. We sell certain of our products, such as Altair and Mabel, primarily overseas. Our international business may be subject to a variety of risks, including:

•	difficulties in obtaining U.S. export licenses,

•	potentially longer payment cycles,

•	increased costs associated with maintaining international marketing efforts,

•	foreign currency fluctuations,

•	the introduction of non-tariff barriers and higher duty rates, and

•	difficulties in enforcement of third-party contractual obligations and intellectual property rights.

Such factors could have a material adverse effect on our business, financial condition or results of operations.

Catastrophic events may adversely affect our ability to provide, our clients’ ability to use, and the demand for, our products and services, which may disrupt our business and cause a decline in revenues

       A war, terrorist attack, natural disaster or other catastrophe may adversely affect our business. A catastrophic event could have a direct negative impact on us or an indirect impact on us by, for example, affecting our clients, the financial markets or the overall economy and reducing our ability to provide, our clients’ ability to use, and the demand for, our products and services. The potential for a direct impact is due primarily to our significant investment in infrastructure. Although we maintain redundant facilities and have contingency plans in place to protect against both man-made and natural threats, it is impossible to fully anticipate and protect against all potential catastrophes. A computer virus, security breach, criminal act, military action, power or communication failure, flood, severe storm or the like could lead to service interruptions and data losses for clients, disruptions to our operations, or damage to important facilities. In addition, such an event may cause clients to cancel their agreements with us for our products or services. Any of these could have a material adverse effect on our business, revenues and financial condition.

Recently enacted and proposed regulatory changes may cause us to incur increased costs and divert the attention of our management from operation of our business, and failure or circumvention of our controls and procedures could delay our ability to identify error or fraud and cause loss of investor and client confidence and serious harm to our business, financial condition, results of operations and cash flows

       Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and NASDAQ, could cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control for financial reporting. We currently do not have an internal audit group and we will require significant resources and management oversight to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

       As we evaluate our internal controls and procedures in order to determine whether they are effective, we may determine that significant changes to such controls and procedures are necessary. In addition, our controls and procedures may not be able to prevent other than inconsequential error or fraud in the future. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it impossible for us to ensure that the objectives of the control system are met. A failure of our controls and procedures could delay our ability to identify error or fraud and cause loss of investor and client confidence and serious harm to our business, financial condition, results of operations and cash flows.

Risks Relating to Our Common Stock and This Offering

Our management may invest or spend the proceeds of this offering in ways which may not benefit the business

       Our management will retain broad discretion to allocate the proceeds of this offering. Management’s failure to apply these funds effectively could have an adverse effect on our ability to implement our strategy.

Our stock price is volatile and may continue to be volatile in the future, which could result in substantial losses for investors purchasing shares in this offering

       The trading price of our common stock has been, and is expected to continue to be, highly volatile. The following factors may significantly and adversely affect the trading price of our common stock:

•	actual or anticipated fluctuations in our operating results,

•	announcements of technological innovations,

•	new products or new contracts by us or our competitors,

•	developments with respect to copyrights or propriety rights,

•	conditions and trends in the financial services and software industries,

•	changes in financial estimates by securities analysts, and

•	general market conditions and other factors.

William C. Stone will continue to be able to exercise substantial influence over all matters requiring stockholder and board approval and could make decisions about our business that conflict with the interests of other stockholders

       Upon completion of this offering, William C. Stone, our president, chief executive officer and chairman of the board of directors, will beneficially own approximately 27.5% of our outstanding common stock.

       Mr. Stone will continue to have the ability to exert significant influence over our affairs, including the election of directors and decisions relating to our strategic and operating activities. This concentration of ownership and board representation may have the effect of delaying or preventing a change in control that other stockholders may find favorable.

Provisions of our charter and bylaws may delay or prevent transactions that are in your best interests

       Our charter and bylaws contain provisions, including a staggered board of directors, that may make it more difficult for a third party to acquire us, or may discourage bids to do so. These provisions could limit the price that investors might be willing to pay for shares of our common stock and could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding common stock. Our board of directors also has the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of our outstanding common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

       This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words “believes”, “anticipates”, “plans”, “expects”, “may”, “will”, “intends”, “estimates”, “should” and similar expressions, whether in the negative or affirmative. Although we believe that these forward-looking statements reasonably reflect our plans, intentions and expectations, we cannot guarantee that we actually will achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements below, particularly under the heading “Risk Factors”, that we believe could cause our actual results to differ materially from the forward-looking statements that we make. Except as required by law, we do not intend to update information contained in any forward-looking statement we make.

USE OF PROCEEDS

       We estimate that the net proceeds of the sale of the 3,375,000 shares of common stock that we are offering will be approximately $61,987,250, at a public offering price of $19.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriters exercise in full their over-allotment option, our net proceeds will be approximately $74,524,700. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders. See “Selling Stockholders”.

       The principal reasons for this offering are:

•	to provide increased visibility and credibility in the marketplace,

•	to provide additional public float in the marketplace,

•	to raise funds to support our strategic goals and objectives, and

•	to provide liquidity to some of our existing stockholders.

       We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including potential acquisitions of businesses, products or services. One element of our business strategy is to continue seeking opportunities to acquire businesses, products or services that complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. While we engage from time to time in discussions with respect to potential acquisitions, and expect to spend a significant portion of the net proceeds on acquisitions, we have no plans, commitments or agreements with respect to any such acquisition as of the date of this prospectus, and there can be no assurances that any acquisitions will be made or that our management will not use the proceeds of this offering for other business purposes. Pending specific application of our net proceeds, we plan to invest our net proceeds in government securities and other short-term, investment-grade, marketable securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       Our common stock has been trading on the Nasdaq National Market under the symbol “SSNC” since our initial public offering of common stock on May 31, 1996. The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share of common stock as reported on the Nasdaq National Market:

	High	Low

Year Ended December 31, 2002
First Quarter	$6.93	$4.69
Second Quarter	9.73	6.73
Third Quarter	9.47	4.93
Fourth Quarter	7.87	4.93
Year Ended December 31, 2003
First Quarter	$8.37	$5.83
Second Quarter	11.39	7.74
Third Quarter	14.08	10.40
Fourth Quarter	21.95	12.40
Year Ending December 31, 2004
First Quarter	$34.23	$18.15
Second Quarter (through June 3, 2004)	30.88	20.61

       There were 49 stockholders of record of our common stock as of May 18, 2004. The number of stockholders of record may not be representative of the number of beneficial owners because many shares are held by depositories, brokers or other nominees. On June 3, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $20.77 per share.

       In July 2003, our board of directors declared its first semi-annual cash dividend of $0.067 per share of common stock, which was paid in September 2003. On February 5, 2004, our board of directors declared a $0.07 cash dividend per share of common stock, which was paid in March 2004. Although we expect to declare cash dividends in the future, various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, will affect our decision-making process.

CAPITALIZATION

       The following table sets forth our cash, cash equivalents and investments in marketable securities and capitalization as of March 31, 2004:

•	on an actual basis,

•	on a pro forma basis to reflect our April 2004 acquisition of OMR Systems as if it had occurred on March 31, 2004, and

•	on a pro forma as adjusted basis to reflect our receipt of:

       (1) the estimated net proceeds from the sale of 3,375,000 shares of common stock, based upon a public offering price of $19.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and

       (2) the aggregate exercise price for the 157,500 shares of common stock to be acquired by certain of the selling stockholders upon exercise of options.

       This information excludes 2,569,636 shares of common stock that were subject to outstanding options, as of March 31, 2004, at a weighted average exercise price of $7.00 per share.

       You should read this information in conjunction with “Selected Historical and Pro Forma Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto appearing elsewhere in this prospectus.

	March 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except per share data)
Cash, cash equivalents and investments in marketable securities	$56,613	$37,811	$100,579

Stockholders’ equity:
Preferred stock, $0.01 par value; 1,000 shares authorized; no shares issued or outstanding	$—	$—	$—
Common stock, $0.01 par value; 50,000 shares authorized; 26,944 shares issued and 18,753 shares outstanding, actual and pro forma; 30,476 shares issued and 22,285 shares outstanding, pro forma as adjusted	269	269	305
Additional paid-in capital	107,271	107,271	170,003
Accumulated other comprehensive income	563	563	563
Accumulated earnings	11,250	11,250	11,250

Less: cost of common stock in treasury; 8,191 shares	53,420	53,420	53,420

Total stockholders’ equity	65,933	65,933	128,701

Total capitalization	$65,933	$65,933	$128,701

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

       The selected historical consolidated financial data set forth below for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 are derived from our consolidated financial statements, which appear elsewhere in this prospectus, and which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected historical consolidated financial data set forth below for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected historical consolidated financial data set forth below for the three months ended March 31, 2003 and 2004 and as of March 31, 2004 are derived from our unaudited consolidated financial statements, which appear elsewhere in this prospectus. In the opinion of management, such unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial positions for such periods and as of such date. Our results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2004.

       The selected pro forma combined financial data set forth below are derived from the unaudited pro forma combined condensed financial statements appearing elsewhere in this prospectus, and should be read in conjunction with such financial statements and notes thereto. The selected pro forma combined statement of operations data set forth below for the year ended December 31, 2003 and the three months ended March 31, 2004 give effect to the acquisition of OMR Systems as if it had occurred on January 1, 2003. The selected pro forma combined balance sheet data set forth below as of March 31, 2004 give effect to the acquisition of OMR Systems as if it had occurred on March 31, 2004. The unaudited pro forma combined financial data are presented for illustrative purposes only and do not purport to be indicative of the operating results or financial position that would have actually occurred if the transactions had occurred on the dates indicated, nor are the data necessarily indicative of future operating results or financial position of the combined companies. The pro forma adjustments are based on the information and assumptions available at the time of the filing.

       The selected historical and pro forma financial data set forth below should be read in conjunction with our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,						Three Months Ended March 31,

						2003			2004
	1999	2000	2001(2)	2002(3)	2003(4)	Pro Forma	2003	2004	Pro Forma

	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$68,503	$61,406	$56,369	$62,434	$65,531	$87,926	$15,738	$19,189	$25,007
Income (loss) before taxes	(19,191)	3,333	6,487	12,300	19,337	17,033	3,819	6,181	5,956
Net income (loss)	(12,648)	2,172	4,022	7,305	11,796	10,390	2,329	3,770	3,633

Net income (loss) per share(1):
Basic earnings (loss) per share	$(0.54)	$0.09	$0.18	$0.38	$0.63	$0.56	$0.12	$0.20	$0.19
Shares used in basic per share calculation	23,517	23,877	22,506	19,473	18,617	18,617	18,924	18,687	18,687

Diluted earnings (loss) per share	$(0.54)	$0.09	$0.18	$0.36	$0.59	$0.52	$0.12	$0.19	$0.18
Shares used in diluted per share calculation	23,517	23,943	22,752	20,531	19,832	19,832	19,863	20,201	20,201

Cash dividend declared per share	$—	$—	$—	$—	$0.067	$0.067	$—	$0.07	$0.07

	December 31,					March 31,

							2004
	1999	2000	2001(2)	2002(3)	2003(4)	2004(5)	Pro Forma

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,304	$20,690	$28,425	$18,336	$15,261	$30,974	$12,172
Investments in marketable securities	36,034	35,840	31,077	23,383	37,120	25,639	25,639
Working capital	53,617	54,330	56,284	36,699	42,009	42,361	22,795
Total assets	89,717	90,858	88,779	75,480	82,585	90,870	97,088
Long-term obligations	11	5	—	—	—	—	—
Stockholders’ equity	72,553	72,654	72,948	57,270	61,588	65,933	65,933

(1)	Earnings per share have been restated for all periods presented to reflect our three-for-two common stock split in the form of a common stock dividend effective on March 5, 2004.

(2)	On November 15, 2001, we acquired Digital Visions, a division of Netzee Inc. See notes 2 and 11 of notes to our historical consolidated financial statements.

(3)	On January 15, 2002, we acquired the assets and business of Real-Time USA, Inc. On November 15, 2002, we acquired the assets and business of DBC, a business within the Thomson Corporation. See notes 2 and 11 of notes to our historical consolidated financial statements.

(4)	On December 12, 2003, we acquired the assets and business of Amicorp Group’s fund services business. See notes 2 and 11 of notes to our historical consolidated financial statements.

(5)	On January 16, 2004, we acquired the assets and business of Investment Advisory Network, LLC. On February 17, 2004, we acquired the assets and business of NeoVision Hypersystems, Inc. See notes 2 and 11 to our historical consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

       We provide the financial services industry with a broad range of highly specialized software, BPO services and ASP solutions. We deliver mission-critical processing for information management, analysis, trading, accounting, reporting and compliance. We provide our products and related services in seven vertical markets in the financial services industry:

•	insurance entities and pension funds,

•	institutional asset management,

•	hedge fund and family offices,

•	financial institutions, such as retail banks and credit unions,

•	commercial lending,

•	real estate property management, and

•	municipal finance.

       In 2003, we continued our focus on the four primary objectives that we use in measuring our financial performance:

•	increasing recurring revenues as a percentage of total revenues,

•	enhancing our profitability,

•	entering new markets through acquisitions and expanding our presence in current markets, and

•	improving operating cash flow.

       We continue to focus on increasing the portion of our revenues derived from our outsourcing solutions and maintenance services because these provide us with recurring revenue streams. We have taken a number of steps to increase recurring revenues, such as automating our outsourcing delivery methods, providing our employees with sales incentives, and acquiring businesses that offer outsourcing services, such as Amicorp Group’s fund services business, or that have a large base of maintenance clients, such as DBC. Moving our business to a recurring revenue model gives us the ability to better plan and manage our business going forward, and should help us reduce the quarterly fluctuations in revenues and operating results typically associated with software license revenues. We expect our maintenance and outsourcing revenues to continue to increase as a percentage of total revenues. Our outsourcing revenues increased from $6.3 million, or 11.2% of total revenues, in 2001 to $13.2 million, or 20.2% of total revenues, in 2003, a 108.6% increase. Our maintenance revenues increased from $26.7 million, or 47.4% of total revenues, in 2001 to $31.3 million, or 47.8% of total revenues, in 2003, a 17.1% increase.

       While increasing our revenues, we maintained our focus on profitability in 2003. We decreased our operating expenses from $30.3 million in 2002 to $26.7 million in 2003, while also lowering our cost of revenues from $21.0 million to $20.4 million over the same period. These efforts contributed to a 65% increase in our operating income from 2002 to 2003. We believe that our success in lowering operating expenses results from a disciplined approach to cost cutting, an efficient use of personnel and outside consultants, and more cost-effective marketing programs.

       We continue to increase our market presence through acquisitions. In January 2002, we acquired Real-Time USA, Inc., a provider of ASP and license office applications to commercial banks and broker-dealers, and in November 2002, we acquired DBC, a provider of financial software for fixed-income analysis in the municipal finance market. In December 2003, we acquired Amicorp

Group’s fund services line of business, which we believe will significantly expand our capacity in the global hedge fund market. We named this business SS&C Fund Services and expect it to be an important element of our strategy to increase our outsourcing business. To date during 2004, we acquired the businesses of Investment Advisory Network, which provides web-based wealth management services to financial institutions, and NeoVision Hypersystems, which provides tactical visual analytic solutions for the financial services industry. Based on historical trends and current expectations, we expect SS&C Fund Services, Investment Advisory Network and NeoVision to contribute in the aggregate approximately 4% to 8% of 2004 revenues and have an immaterial impact on cash flows and working capital requirements. In April 2004, we acquired all of the outstanding shares of OMR Systems Corporation and OMR Systems International, Ltd. from ADP Financial Information Services, Inc. for an aggregate purchase price of $19.7 million in cash. OMR Systems provides global trade processing solutions for a broad range of treasury products and comprehensive hedge fund administration. All of our acquisitions have added new SS&C clients as well as additional products and services to our portfolio.

       Net cash provided by operating activities was $23.7 million in 2003, and we ended the period with $52.4 million in cash, cash equivalents and marketable securities and $8.6 million in accounts receivable.

Critical Accounting Estimates and Assumptions

       Our significant accounting policies are summarized in note 2 to our historical consolidated financial statements. A number of our accounting policies require the application of significant judgment by our management, and such judgments are reflected in the amounts reported in our consolidated financial statements. In applying these policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of estimates. Those estimates are based on our historical experience, terms of existing contracts, management’s observation of trends in the industry, information provided by our clients and information available from other outside sources, as appropriate. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, doubtful accounts receivable, goodwill and other intangible assets and other contingent liabilities. Actual results may differ significantly from the estimates contained in our consolidated financial statements. We believe that the following are our critical accounting policies.

Revenue Recognition

       Our revenues consist primarily of software license revenues, maintenance revenues, and professional and outsourcing services revenues.

       We apply the provisions of Statement of Position No. 97-2, “Software Revenue Recognition” (SOP 97-2) to all software transactions. We recognize revenues from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. Our products generally do not require significant modification or customization of software. Installation of the products is generally routine and is not essential to the functionality of the product.

       We use a signed license agreement as evidence of an arrangement for the majority of our transactions. Delivery occurs when the product is delivered to a common carrier F.O.B. shipping point. Although our arrangements generally do not have acceptance provisions, if such provisions are included in the arrangement, then delivery occurs at acceptance. At the time of the transaction, we assess whether the fee is fixed and determinable based on the payment terms. Collection is assessed based on several factors, including past transaction history with the client and the creditworthiness of the client. The arrangements for software licenses are generally sold with maintenance and professional services. We allocate revenue to the delivered components, normally the license component, using the residual value method based on objective evidence of the fair value of the undelivered elements. The total contract value is attributed first to the maintenance and support arrangement based on the fair value, which is derived from renewal rates. Fair value of the professional services is based upon stand-alone sales of those services. Professional services are generally billed at an hourly rate plus out-of-pocket expenses. Professional services revenues are recognized as the services are performed. Maintenance revenues are recognized ratably over the term of the contract. Outsourcing services revenues, which are based on a monthly fee or transaction-based, are recognized as the services are performed.

       We occasionally enter into software license agreements requiring significant customization or fixed-fee professional service arrangements. We account for these arrangements in accordance with the percentage-of-completion method based on the ratio of hours incurred to expected total hours; accordingly we must estimate the costs to complete the arrangement utilizing an estimate of man-hours remaining. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Due to the complexity of some software license agreements, we routinely apply judgments to the application of software recognition accounting principles to specific agreements and transactions. Different judgments and/or different contract structures could have led to different accounting conclusions, which could have a material effect on our reported quarterly results of operations.

Allowance for Doubtful Accounts

       The preparation of financial statements requires our management to make estimates relating to the collectability of our accounts receivable. Management establishes the allowance for doubtful accounts based on historical bad debt experience. In addition, management analyzes client accounts, client concentrations, client creditworthiness, current economic trends and changes in our clients’ payment terms when evaluating the adequacy of the allowance for doubtful accounts. Such estimates require significant judgment on the part of our management. Therefore, changes in the assumptions underlying our estimates or changes in the financial condition of our clients could result in a different required allowance, which could have a material effect on our reported results of operations.

Long-lived Assets, Intangible Assets and Goodwill

       Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, we must test goodwill and indefinite-lived intangible assets annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired) using reporting units identified for the purpose of assessing potential future impairments of goodwill.

       We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results,

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.

       When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, we assess whether an impairment has occurred based on whether net book value of the assets exceeds related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. Differing estimates and assumptions as to any of the factors described above could result in a materially different impairment charge and thus materially different results of operations.

Acquisition Accounting

       In connection with our acquisitions, we must allocate the purchase price to the assets we acquire, such as net tangible assets, completed technology, in-process research and development (IPR&D), client contracts, other identifiable intangible assets and goodwill. We apply significant judgments and estimates in determining the fair market value of the assets acquired and their useful lives. For example, we have determined the fair value of existing client contracts based on the discounted estimated net future cash flows from such client contracts existing at the date of acquisition and the fair value of the completed technology based on the discounted estimated future cash flows from the product sales of such completed technology. While actual results during the years ended December 31, 2002 and 2003 were consistent with our estimated cash flows and we did not incur any impairment charges in 2002 or 2003, different estimates and assumptions in valuing acquired assets could yield materially different results.

Income Taxes

       The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of operations. On a quarterly basis, we evaluate whether deferred tax assets are realizable and assess whether there is a need for additional valuation allowances. Such estimates require significant judgment on the part of our management. In addition, we evaluate the need to provide additional tax provisions for adjustments proposed by taxing authorities.

Marketable Securities

       We classify our entire investment portfolio, consisting of corporate equities and debt securities issued by federal government agencies, state and local governments of the United States and corporations, as available for sale securities. Carrying amounts approximate fair value, as estimated based on market prices and any unrealized gain or loss is recognized in stockholders’ equity. Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and Securities and Exchange Commission Staff Accounting Bulletin (SAB) 59, “Accounting for Noncurrent Marketable Equity Securities”, provide guidance on determining when an investment is other than temporarily impaired. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of the investment is less than its cost and the financial health of and the business outlook for the investee, including factors in the industry and financing cash flows. Incorrect assessments could adversely affect our working capital.

Results of Operations for the Three Months Ended March 31, 2003 and 2004

       The following table sets forth revenues (in thousands) and changes in revenues for the periods indicated:

	Three Months Ended
	March 31,
			Percentage
	2003	2004	Change

Revenues:
Software licenses	$3,382	$4,140	22%
Maintenance	7,618	7,982	5
Professional services	1,657	1,850	12
Outsourcing	3,081	5,217	69

Total revenues	$15,738	$19,189	22%

       The following table sets forth the percentage of our revenues represented by each of the following sources of revenues for the periods indicated:

	Three Months Ended
	March 31,

	2003	2004

Revenues:
Software licenses	21%	21%
Maintenance	48	42
Professional services	11	10
Outsourcing	20	27

Revenues

       We derive our revenues from software licenses, related maintenance and professional services and outsourcing services. Revenues were $15.7 million and $19.2 million for the three months ended March 31, 2003 and 2004, respectively. The $3.5 million, or 22%, revenue increase came from both organic growth and acquisitions. Organic growth accounted for $2.3 million of the increase, which came from increased demand of $2.3 million for CAMRA products and $0.9 million for SS&C Direct outsourcing services, offset by reduced sales of $1.0 million for LMS products and services. The remaining $1.2 million increase was due to sales of products and services that we acquired in our recent acquisitions of the fund services business, IAN and NeoVision.

     Software Licenses

       Software license revenues were $3.4 million and $4.1 million for the three months ended March 31, 2003 and 2004, respectively. The increase of $0.8 million was mainly due to an increase of $1.4 million in sales of our CAMRA product and a $0.2 million increase in our Derivatives product, offset by decreases in sales of our LMS and AdvisorWare products of $0.9 million. In the three months ended March 31, 2004, we experienced a reduction of 2% in the quantity of license deals, which was offset by an increase of 25% in the average deal size. The increase in the average deal size was mainly due to a large sale of a CAMRA product license in the quarter. Software license revenues will vary depending on the timing, size and nature of our license transactions. For example, the average size of our software license transactions and the number of large transactions may fluctuate on a period-to-period basis. Additionally, software license revenues will vary among the various products that we offer, due to differences such as the timing of new releases, which may affect the timing of our sales, and variances in economic conditions affecting opportunities in the vertical markets served by such products.

     Maintenance

       Maintenance revenues were $7.6 million and $8.0 million for the three months ended March 31, 2003 and 2004, respectively. Maintenance revenue growth was across all product lines except Total Return, with CAMRA maintenance accounting for 52% of the increase. The increase was mainly due to the addition of new maintenance clients and annual maintenance fee increases. We typically deliver maintenance services under one-year renewable contracts that provide for an annual increase in maintenance fees that tracks the cost of inflation. These annual maintenance fee increases, which we believe are customary for software maintenance agreements, are generally tied to the percentage change in the consumer price index. Future maintenance revenue growth is dependent on our ability to retain existing clients, add new license clients and continue to obtain annual fee increases tied to the consumer price index.

     Professional Services

       Professional services revenues were $1.7 million and $1.9 million for the three months ended March 31, 2003 and 2004, respectively. The increase in professional services revenues was due to an increase of $0.8 million for CAMRA implementation services and $0.2 million for professional services associated with the recently acquired companies, offset by reductions of $0.6 million for LMS product services and $0.2 million for AdvisorWare services. The increase in CAMRA services was the result of a large CAMRA project that was completed in the first quarter of 2004. We had a large LMS implementation project in the three months ended March 31, 2003, for which there was no comparable project in 2004. Our overall software license revenue levels and market demand for professional services will continue to have an effect on our professional services revenues.

     Outsourcing

       Outsourcing revenues were $3.1 million and $5.2 million for the three months ended March 31, 2003 and 2004, respectively. The increase in outsourcing revenues of $2.1 million, or 69%, was attributable to both organic growth and acquisitions. Increased demand and the addition of new clients for our SS&C Direct outsourcing services contributed $1.1 million of the increase and the remainder of $1.0 million came from the recent acquisitions of the fund services business in December 2003 and IAN in January 2004. Future outsourcing revenue growth is dependent on our ability to retain existing clients, add new clients and increase average outsourcing fees.

Cost of Revenues

       The total cost of revenues was $5.1 million and $6.1 million for the three months ended March 31, 2003 and 2004, respectively. The gross margin increased from 67% for the three months ended March 31, 2003 to 68% for the comparable period in 2004. The total cost of revenues increase was mainly due to increased personnel and expenses of $0.3 million to support the increased revenues and the increase of $0.7 million in costs associated with the recent acquisitions. The increase in gross margins was primarily attributable to efficiencies gained in providing an increased level of outsourcing and professional services without incurring the same level of increase in our costs.

     Cost of Software License Revenues

       Cost of software license revenues consists primarily of amortization expense of completed technology, royalties, third-party software, and the costs of product media, packaging and documentation. The cost of software licenses was $0.4 million for each of the three months ended March 31, 2003 and 2004. Cost of software license revenues as a percentage of such revenues decreased from 13% for the three months ended March 31, 2003 to 11% for the three months ended March 31, 2004.

     Cost of Maintenance Revenues

       Cost of maintenance revenues consists primarily of technical client support and costs associated with the distribution of products and regulatory updates. The cost of maintenance revenues was $1.6 million for each of the three months ended March 31, 2003 and 2004, with no significant change between the periods. The cost of maintenance revenues as a percentage of these revenues was 21% for each of the three months ended March 31, 2003 and 2004.

     Cost of Professional Services Revenues

       Cost of professional services revenues consists primarily of the cost related to personnel utilized to provide implementation, conversion and training services to our software licensees, as well as system integration, custom programming and actuarial consulting services. The cost of professional services revenues was $1.2 million and $1.3 million for the three months ended March 31, 2003 and 2004, respectively. The increase was mainly due to the acquisition of IAN in January 2004. The cost of professional services revenues as a percentage of such revenues decreased from 70% for the three months ended March 31, 2003 to 69% for the three months ended March 31, 2004.

     Cost of Outsourcing Revenues

       Cost of outsourcing revenues consists primarily of the cost related to personnel utilized in servicing our outsourcing clients. The cost of outsourcing revenues was $2.0 million and $2.7 million for the three months ended March 31, 2003 and 2004, respectively. The increase in cost of outsourcing revenues of $0.8 million, or 38%, was mainly due to the recent acquisitions, which contributed $0.6 million in additional costs, and increased costs of $0.1 million to support the growth in organic revenue. The cost of outsourcing revenues as a percentage of such revenues decreased from 64% for the three months ended March 31, 2003 to 53% for the three months ended March 31, 2004. We have improved margins in outsourcing revenues by managing costs and improving efficiencies through the automation of processes that were previously done manually.

Operating Expenses

       Total operating expenses were $7.0 million for each of the three months ended March 31, 2003 and 2004, representing 45% and 37% of total revenues in those periods, respectively. Included in 2004 are additional operating costs of $0.5 million associated with our recent acquisitions offset by cost reductions of an aggregate of $0.5 million in bad debt expense, personnel-related costs, independent contractors, and depreciation and amortization expenses. We continued to contain expenses through 2003 and into 2004 and, although we expect an increase in our operating expenses due to increased sales of our products and services, we expect to continue to manage spending levels throughout 2004.

     Selling and Marketing

       Selling and marketing expenses consist primarily of the personnel costs associated with the selling and marketing of our products, including salaries, commissions and travel and entertainment. Such expenses also include the cost of branch sales offices, trade shows and marketing and promotional materials. Selling and marketing expenses were $2.1 million and $2.2 million for the three months ended March 31, 2003 and 2004, respectively, representing 13% and 12%, respectively, of total revenues in those years. The increase in selling and marketing expenses of $0.1 million, or 5%, was due to acquisitions which added $0.3 million in costs, offset by reductions in personnel-related costs associated with the reduction in the number of marketing personnel, lower marketing and promotional costs, and lower facility-related expenses.

     Research and Development

       Research and development expenses consist primarily of personnel costs attributable to the development of new software products and the enhancement of existing products. Research and development expenses were $3.0 million for each of the three months ended March 31, 2003 and 2004, representing 19% and 15% of total revenues in those periods, respectively. Costs of $0.2 million that were added due to the acquisitions were offset by reductions in personnel-related costs, independent contractors, facility-related expenses, and amortization expense.

     General and Administrative

       General and administrative expenses consist primarily of personnel costs related to management, accounting and finance, information management, human resources and administration and associated overhead costs, as well as fees for professional services. General and administrative expenses were $1.9 million for each of the three months ended March 31, 2003 and 2004, representing 12% and 10% of total revenues in those periods, respectively. Increases in personnel-related costs and other operating costs of $0.2 million were offset by a reduction of $0.2 million in bad debt expense. The increase in personnel was to support the increase in revenues and the reduction of bad debt expense was due to an improvement in accounts receivable collections.

     Interest and Other Income, Net

       Interest and other income, net consists primarily of interest income and other non-operational income and expenses. Interest income, net was $249,000 and $183,000 for the three months ended March 31, 2003 and 2004, respectively. The decrease in interest income was the result of lower market interest rates on investments. Included in other income, net for the three months ended March 31, 2004 was a non-operational loss of $26,000 resulting from the sale of marketable securities.

     Provision for Income Taxes

       We had an effective tax rate of 39% for each of the three months ended March 31, 2003 and 2004. In future years, we expect to have sufficient levels of profitability to realize the deferred tax assets at March 31, 2004.

Results of Operations for the Years Ended December 31, 2001, 2002 and 2003

       The following table sets forth revenues (in thousands) and changes in revenues for the periods indicated:

				Percentage
	Year Ended December 31,			Change in

	2001	2002	2003	2002	2003

Revenues:
Software licenses	$15,291	$15,631	$14,233	2.2%	(8.9)%
Maintenance	26,737	27,850	31,318	4.2	12.5
Professional services	8,002	6,326	6,757	(20.9)	6.8
Outsourcing	6,339	12,627	13,223	99.2	4.7

Total revenues	$56,369	$62,434	$65,531	10.8%	5.0%

       The following table sets forth the percentage of our total revenues represented by each of the following sources of revenues for the periods indicated:

	Year Ended
	December 31,

	2001	2002	2003

Revenues:
Software licenses	27.1%	25.0%	21.7%
Maintenance	47.4	44.6	47.8
Professional services	14.2	10.1	10.3
Outsourcing	11.2	20.2	20.2

Revenues

       We derive our revenues from software licenses, related maintenance and professional services and outsourcing services. Revenues were $56.4 million, $62.4 million and $65.5 million in 2001, 2002 and 2003, respectively. Revenue growth in 2002 was primarily a result of our acquisitions of Digital Visions in November 2001, Real-Time in January 2002 and DBC in November 2002, which added an aggregate of $8.7 million in revenues, offset by a decrease of $2.7 million from sales of products and services that were not related to these acquired companies. The decrease in revenues from these other products and services in 2002 resulted primarily from the unfavorable global economic conditions, which led to decreased spending by our clients and fewer opportunities to sell our products and services. The increase in revenues from 2002 to 2003 of $3.1 million, or 5.0%, was due to an increase of $3.6 million as a result of a full year of sales of our DBC products, including maintenance revenues associated with such products, offset by a decrease of $0.5 million from sales of other products and services. As a general matter, our software license and professional services revenues tend to fluctuate based on the number of new licensing clients and the size of the transactions with our clients, while fluctuations in our outsourcing revenues are attributable to the number of new outsourcing clients as well as the number of outsourced transactions provided to our existing clients and the size of the transactions with our clients. The size of our license, professional services and outsourcing transactions are primarily affected by the nature of the license or service provided, rather than the pricing of such products and services. On some occasions, we may adjust pricing, such as to better align our prices with the costs of our products and services. Maintenance revenues vary primarily on the rate by which we add or lose maintenance clients over time and, to a lesser extent, the annual contractual increases in maintenance fees, which are generally tied to the consumer price index in order to account for inflation over the renewable term of the contract.

       During 2003, we experienced improved sales opportunities, as clients began to increase spending following the economic conditions of 2002, and a trend toward sales of outsourcing services over software licenses. We have diverse product and service offerings and, as a result, different products and services show strength in given years due to factors such as fluctuating economic conditions affecting the vertical markets for such products and services, shifts in client preferences for licensing software or obtaining outsourcing services, improvements in technology leading to new software releases and changing regulatory environments adding to the complexity of managing client data. As noted above, however, we intend to continue to focus on providing outsourcing services to our clients, as these services can result in a more predictable, recurring source of our revenues.

Software Licenses

       Software license revenues were $15.3 million, $15.6 million and $14.2 million in 2001, 2002 and 2003, respectively. The increase in software license revenues from 2001 to 2002 of $0.3 million, or 2.2%, was mainly due to an increase in sales resulting from our acquisitions of Real-Time and DBC, which added an aggregate of $2.0 million in software license revenues, and an increase of

$1.8 million in sales of our LMS product, offset by decreases in sales of our CAMRA, Total Return and PTS products of $1.6 million, $1.0 million and $0.6 million, respectively. In 2002, excluding the license revenues from Real-Time, which were term license arrangements and recurring in nature, we experienced a reduction of 6% in the quantity of license deals and a reduction of 4% in the average deal size. The decrease in the average deal size was primarily due to factors other than price, such as products purchased and size of the transaction. As noted above, the decrease in sales of these products was due primarily to unfavorable global economic conditions during 2002, which resulted in reduced sales opportunities and client spending, including on software licenses. The decrease in software license revenues from 2002 to 2003 of $1.4 million, or 8.9%, was primarily due to decreases in sales of LMS, SKYLINE and CAMRA licenses of $1.1 million, $0.6 million and $0.5 million, respectively. Sales of DBC products increased in 2003 by $0.9 million, representing a full year of activity following our acquisition of this business in November 2002. During 2003, we experienced a reduction of 12% in the quantity of license deals, offset by an increase of 1% in the average deal size, primarily due to factors other than price. This reduction in the volume of transactions was partially due to our increased emphasis on providing outsourcing services over software licenses, in part in reaction to client preferences, and also because these services are potential sources of recurring and more predictable revenues. Software license revenues will vary depending on the timing, size and nature of our license transactions. For example, the average size of our software license transactions and the number of large transactions may fluctuate on a period-to-period basis. Additionally, software license revenues will vary among the various products that we offer, due to differences such as the timing of new releases, which may affect the timing of our sales, and variances in economic conditions affecting opportunities in the vertical markets served by such products.

Maintenance

       Maintenance revenues were $26.7 million, $27.9 million and $31.3 million in 2001, 2002 and 2003, respectively. The increase in maintenance revenues from 2001 to 2002 of $1.1 million, or 4.2%, was primarily due to the acquisitions of Real-Time and DBC in January and November of 2002, which added an aggregate of $0.9 million in maintenance revenues, the addition of new maintenance clients and annual maintenance fee increases. This was offset by a decrease of $0.6 million in maintenance revenues from discontinued products. Maintenance revenues increased from 2002 to 2003 by $3.4 million, or 12.5%, primarily as a result of a full year of maintenance revenues from DBC, which contributed $2.7 million to the overall increase, as well as the addition of new maintenance clients and annual maintenance fee increases for most of our products. We typically deliver maintenance services under one-year renewable contracts that provide for an annual increase in maintenance fees that tracks the cost of inflation. These annual maintenance fee increases, which we believe are customary for software maintenance agreements, are generally tied to the percentage change in the consumer price index. Future maintenance revenue growth is dependent on our ability to retain existing clients, add new license clients and continue to obtain annual fee increases tied to the consumer price index.

Professional Services

       Professional services revenues were $8.0 million, $6.3 million and $6.8 million in 2001, 2002 and 2003, respectively. Professional services revenues decreased from 2001 to 2002 by $1.7 million, or 20.9%. The decline in professional services revenues during 2002 resulted from unfavorable global economic conditions, which led to decreased spending by our clients and fewer opportunities to sell our services. Professional services revenues increased from 2002 to 2003 by $0.4 million, or 6.8%, primarily due to a significant professional services project during the third and fourth quarters of 2003, which contributed $1.6 million in revenues for that period. This project, which was completed in the first quarter of 2004, represented a unique opportunity, and we do not expect single projects of comparable size in the near future. Our overall software license revenue levels and market demand for professional services will continue to have an effect on our professional services revenues.

Outsourcing

       Outsourcing revenues were $6.3 million, $12.6 million and $13.2 million in 2001, 2002 and 2003, respectively. The increase in outsourcing revenues from 2001 to 2002 by $6.3 million, or 99.2%, was primarily attributable to the outsourcing services provided by Digital Visions and Real-Time, which added an aggregate of $5.4 million in outsourcing revenues, and increased demand by clients for outsourcing services provided by SS&C Direct as an alternative to license purchases, which added an aggregate of $0.9 million in outsourcing revenues. Outsourcing revenues increased from 2002 to 2003 by $0.6 million, or 4.7%, as a result of increased demand for our SS&C Direct services, which added $1.6 million in outsourcing revenues, and the introduction of our Lightning product in 2002, which added $0.3 million in outsourcing revenues. These increases were offset by a $1.4 million decrease in PortPro revenues. To improve the profitability of our PortPro products, we significantly increased the pricing of our PortPro product in 2002, which caused us to lose some of our PortPro clients in 2003. Future outsourcing revenue growth is dependent on our ability to retain existing clients, add new clients and increase average outsourcing fees.

Cost of Revenues

       The total cost of revenues was $20.3 million, $21.0 million and $20.4 million in 2001, 2002 and 2003, respectively. Our gross margin increased from 64% in 2001 to 66% in 2002, and increased to 69% in 2003. The increase in gross margin from 2001 to 2002 was primarily due to increased outsourcing revenues and lower cost of maintenance revenues due to our cost reduction programs initiated in late 2001, which continued in 2002. The increase in gross margin from 2002 to 2003 was primarily attributable to efficiencies gained in providing an increased level of outsourcing and professional services without incurring the same level of increase in our costs.

Cost of Software License Revenues

       Cost of software license revenues consists primarily of amortization expense of completed technology, royalties, third-party software, the costs of product media, packaging and documentation. The cost of software license revenues was $0.7 million, $1.3 million and $1.9 million in 2001, 2002 and 2003, respectively. The cost of software license revenues as a percentage of these revenues was 5%, 8% and 13% in 2001, 2002, and 2003, respectively. Costs increased from 2001 to 2002 primarily due to the amortization expense of completed technology relating to the acquisitions of Real-Time in January 2002 and DBC in November 2002 of an aggregate of $0.5 million. The increase in costs from 2002 to 2003 resulted primarily from a full year of amortization expense of completed technology relating to the November 2002 acquisition of DBC of $0.6 million.

Cost of Maintenance Revenues

       Cost of maintenance revenues consists primarily of technical client support and costs associated with the distribution of product and regulatory updates. The cost of maintenance revenues was $6.8 million, $5.6 million and $6.2 million in 2001, 2002 and 2003, respectively. The decrease in costs from 2001 to 2002 of $1.2 million, or 17.2%, was primarily due to improved efficiencies and cost reductions initiated by us in late 2001 and continuing in 2002, including the adoption of web-based client maintenance support, which requires lower headcount and is thus less expensive. These cost reductions resulted in lower personnel-related costs of $1.3 million and lower operating costs of $0.5 million, which was offset by a $0.7 million increase in costs due to the acquisitions of Real-Time and DBC. Average staffing levels, excluding acquisitions, fell by 17 employees from 2002 to 2003, mainly from staff reductions and attrition. Costs increased in absolute dollars from 2002 to 2003 due to a $0.4 million engagement of a third party with actuarial expertise to assist with the management of our PTS business. Costs, as a percentage of revenues, relating to these management services are expected to continue at approximately these levels for the near term. The cost of maintenance revenues as a percentage of these revenues was 25%, 20% and 20% in 2001, 2002 and 2003, respectively.

Cost of Professional Services Revenues

       Cost of professional services revenues consists primarily of the cost related to personnel utilized to provide implementation, conversion and training services to our software licensees, as well as system integration, custom programming and actuarial consulting services. The cost of professional services revenues was $6.9 million, $5.4 million and $4.4 million in 2001, 2002 and 2003, respectively. The cost of professional services revenues as a percentage of these revenues was 86%, 86% and 65% in 2001, 2002 and 2003, respectively. Our professional services margin improved from 2002 to 2003 primarily due to a significantly large consulting project that commenced during the third quarter of 2003. The decrease in costs, in terms of dollars, is a product of our effort to align the size of our professional consulting organization with the demand for our implementation and consulting services. As a result, average headcount decreased by 13 employees from 2001 to 2002 and by an additional seven employees from 2002 to 2003.

Cost of Outsourcing Revenues

       Cost of outsourcing revenues consists primarily of the cost related to personnel utilized in servicing our outsourcing clients. The cost of outsourcing revenues was $5.9 million, $8.6 million and $8.0 million in 2001, 2002 and 2003, respectively. The cost of outsourcing revenues as a percentage of these revenues was 93%, 68% and 61% in 2001, 2002 and 2003, respectively. We have improved margins for outsourcing revenues by managing costs and improving efficiencies through the automation of processes that were previously done manually. The increase in costs, in terms of dollars, from 2001 to 2002 was due to the Digital Visions and Real-Time acquisitions, which accounted for an aggregate of $3.2 million of costs, and was partially offset by cost reductions of $0.4 million in the SS&C Direct business unit. The decrease in costs from 2002 to 2003 was largely attributable to our ability to effectively service a larger base of outsourcing clients with a lower average headcount. Average headcount decreased by two employees from 2002 to 2003. Additionally, we were able to manage our costs for outside data fees, which decreased by $0.3 million from 2002 to 2003, due to successful negotiation of a new agreement.

Operating Expenses

       Our total operating expenses were $33.5 million, $30.3 million and $26.7 million in 2001, 2002 and 2003, respectively and represent 59%, 49% and 41%, respectively, of total revenues in those years. The decrease in total operating expenses was primarily due, in 2002, to a decrease in personnel-related costs of $1.9 million and, in 2003, the absence of the $1.7 million of IPR&D expense we took in 2002, as well as a decrease of $0.8 million of depreciation and $0.7 million of personnel-related costs. We initiated cost reduction programs and improved operating efficiency in both 2001 and 2002 to reduce operating costs and bring them more in-line with our revenues. We continued to manage spending levels through 2003 and, although we expect some increase in our operating expenses due to increased sales of our products and services, we expect to continue to manage spending levels in 2004.

Selling and Marketing

       Selling and marketing expenses consist primarily of the personnel costs associated with the selling and marketing of our products, including salaries, commissions and travel and entertainment. Such expenses also include the cost of branch sales offices, trade shows and marketing and promotional materials. Selling and marketing expenses were $11.4 million, $9.1 million and $8.4 million in 2001, 2002 and 2003, respectively, representing 20%, 15% and 13%, respectively, of total revenues in those years. Our costs decreased in both 2002 and 2003 primarily due to reductions in support personnel costs and continued reductions in advertising and promotion expenses as a result of our increased focus on using the Internet to provide current and potential clients with information about our products and services, such as through our Software and Services eBRIEFINGs and webinars, rather than using traditional forms of advertising such as radio and print media, which are considerably more expensive. The decrease in expenses of $2.3 million in 2002 was due to a reduction in personnel-related costs of $2.7 million, a reduction of marketing and promotional costs of $0.6 million, a reduction of $0.2 million in rent costs and a reduction in other operating costs of $0.6 million. These reductions were offset by an increase of $1.8 million due to acquisitions. Staff reductions in 2002 totaled 22 employees. In 2003, selling and marketing expenses decreased by $0.7 million due to a reduction in various operating costs, including travel expenses and various facilities expenses.

Research and Development

       Research and development expenses consist primarily of personnel costs attributable to the development of new software products and the enhancement of existing products. Research and development expenses were $11.3 million, $11.8 million and $11.2 million in 2001, 2002 and 2003, respectively, representing 20%, 19% and 17%, respectively, of total revenues in those years. The increase in expenses in 2002 was mainly due to the acquisitions of Digital Visions, Real-Time and DBC, which added costs of $2.5 million, and was offset by cost reductions in personnel and other related support costs of $2.0 million. This cost reduction was the result of staffing reductions in late 2001 and 2002 of approximately 22 employees. The decrease in research and development expenses in 2003 was primarily due to lower compensation expense of $0.9 million as a result of staffing reductions and decreases in other operating expenses of $0.7 million. This was offset by expense increases of $1.0 million as a result of the DBC acquisition.

General and Administrative

       General and administrative expenses consist primarily of personnel costs related to management, accounting and finance, information management, human resources and administration and associated overhead costs, as well as fees for professional services. General and administrative expenses were $10.0 million, $7.7 million and $7.2 million in 2001, 2002 and 2003, respectively, representing 18%, 12% and 11%, respectively, of total revenues in those years. The decrease in expenses in 2002 was attributable to lower personnel-related costs of $1.4 million and improved cost controls in the areas of professional services and other operating costs for an aggregate of $0.9 million. The lower personnel-related costs were due to a reduction of 12 employees. General and administrative expenses decreased in 2003 primarily due to lower personnel-related costs of $0.7 million, offset by a small increase in all other operating expenses.

Restructuring Charge

       In 2001, we incurred a restructuring charge of $0.8 million related to the elimination of 55 positions and the closing of several branches. This charge primarily consisted of severance pay for terminated employees of $0.4 million, ongoing lease commitments of $0.3 million and fixed assets write-offs of $0.1 million.

Write-off of Purchased In-Process Research and Development

       In January 2002, we acquired Real-Time. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated among tangible and intangible assets, liabilities, and IPR&D based on their fair values on the date of the acquisition. The acquired IPR&D had not yet reached technological feasibility and had no alternative future use and, accordingly, $1.7 million was expensed on the date of the acquisition.

Interest and Other Income, Net

       Interest income, net consists of interest income less interest expense. Interest income, net was $2.7 million, $1.4 million and $0.9 million in 2001, 2002 and 2003, respectively. The decrease in interest income, net in 2002 was the result of lower market interest rates on investments and a reduction in the cash and investment balance due to our stock repurchase program. Interest income, net decreased in 2003 primarily due to lower market interest rates on investments. Included in other income, net in 2001 were net gains of $2.4 million resulting from sales of equity investments, offset by the write-off of $1.3 million related to an investment in a privately held company. Included in other income, net in 2002 were net losses of $0.2 million related to the sale of investments. Included in other income, net in 2003 were net gains of $0.3 million resulting from sale of equity investments, offset by $0.2 million in expenses related to the settlement of outstanding tax-related issues.

Provision for Income Taxes

       We had effective tax rates of approximately 38%, 41% and 39% in 2001, 2002 and 2003, respectively. The higher tax rate in 2002 was primarily due to lower tax credits in the period and the impact of a settlement reached with the Internal Revenue Service in the third quarter of 2002 of a dispute arising out of our deductions related to the 1999 litigation settlement payment of $9.3 million. We reached a settlement with the IRS that allowed us to deduct $5.5 million of the original $6.8 million deduction. The impact of this settlement was a tax cost of $0.5 million, which was included in our 2002 income tax provision. Although a substantial number of the issues raised by the IRS for the years audited in connection with the dispute have been resolved, we also received notice of proposed tax deficiencies for the years 1996 to 1999 relating to our research and experimentation credits. In 2003, we reached a tentative settlement with the IRS that allowed 50% of the research and experimentation credits associated with the 1996 to 1999 years, or $351,000. This amount has been included in our tax provision as of December 31, 2003. We had $7.0 million of deferred tax assets at December 31, 2003. In future years, we expect to have sufficient levels of profitability to realize the deferred tax assets at December 31, 2003.

Liquidity and Capital Resources

       Our liquidity needs have historically been to finance the costs of operations pending the billing and collection of client receivables, to acquire complementary businesses or assets, to invest in research and development and to repurchase shares of our common stock. We have historically relied on cash flow from operations for liquidity. We expect that our future liquidity needs will consist of financing the costs of operations pending the billing and collection of client receivables, strategic acquisitions that allow us to expand our product offerings and client base, investments in research and development and payment of dividends, if any, to our stockholders. We do not expect to undertake any additional repurchases of our common stock in the near future. Our operating cash flow is primarily affected by the overall profitability of the sales of our products and services, our ability to invoice and collect from clients in a timely manner, our ability to efficiently implement our acquisition strategy and our ability to manage costs.

Cash Flows

       Our cash, cash equivalents and marketable securities at December 31, 2003 were $52.4 million, which represents an increase of $10.7 million from $41.7 million at December 31, 2002. The increase in cash, cash equivalents and marketable securities was mainly due to operations and proceeds from stock option exercises, offset by purchases of common stock for treasury. In 2003, we used $17.7 million in cash for the repurchase of 1.7 million shares of our common stock. Equity investments valued at $7.0 million, which are subject to market risk due to their volatility, are included in marketable securities at December 31, 2003. Our cash, cash equivalents and marketable securities at March 31, 2004 were $56.6 million, which is an increase of $4.2 million from $52.4 million at December 31, 2003. The increase was primarily due to net income and the collection of maintenance fees. A larger amount of annual maintenance fees are typically collected during the first quarter compared to other quarters during the year.

       Net cash provided by operating activities was $23.7 million in 2003, an increase of $8.2 million from $15.5 million in 2002. Net cash provided by operating activities during 2003 was primarily due to earnings of $11.8 million adjusted for depreciation and amortization of $3.6 million, tax benefits related to option exercises of $3.3 million and an increase in customer payments from accounts receivable and deferred revenue of $1.8 million and $3.1 million, respectively. Net cash provided by operating activities was $8.8 million for the three months ended March 31, 2004. Cash provided by operating activities for the three months ended March 31, 2004 was primarily due to earnings of $3.8 million adjusted for non-cash items of $2.3 million, including a $1.1 million tax benefit related to stock option exercises, an increase of $1.1 million in taxes payable and an increase of $4.1 million in deferred maintenance and other revenues. These items were partially offset by a decrease of $2.0 million in accrued expenses. Our accounts receivable days sales outstanding at March 31, 2004 was 41 days, compared to 43 days as of December 31, 2003 and 71 days as of March 31, 2003. These improvements resulted from efficiencies in our billing process and favorable collections.

       Cash used in investing activities was $15.3 million in 2003. Cash used in investing activities in 2003 consisted primarily of net purchases of marketable securities of $12.4 million and cash paid for the acquisition of Amicorp Group’s fund services business of $1.8 million. Investing activities provided net cash of $7.5 million for the three months ended March 31, 2004. Cash provided by investing activities for the three months ended March 31, 2004 was primarily due to the $11.5 million net sales of marketable securities offset by the $3.9 million paid in cash for the acquisitions of Investment Advisory Network, LLC and NeoVision Hypersystems, Inc. During the second quarter of 2004, we used an aggregate of $19.7 million in cash for the acquisition of OMR Systems and approximately $0.8 million in cash as additional consideration for the NeoVision acquisition.

       Cash used in financing activities was $12.1 million in 2003. Cash used in financing activities in 2003 was primarily due to our stock repurchase plan. In 2003, we purchased 1.7 million shares of our common stock for treasury for a total of $17.7 million. Additionally, we paid our first-ever cash dividend, using $1.2 million. This use of cash was partially offset by the proceeds from the exercise of stock options and the issuance of common stock pursuant to our employee stock purchase plan, which provided cash of $6.6 million and $0.3 million, respectively. Financing activities used net cash of $0.5 million for the three months ended March 31, 2004. Cash used in financing activities was primarily due to the payment of our semi-annual cash dividend of $1.3 million. This use of cash was partially offset by the proceeds from the exercise of stock options, which provided cash of $0.8 million.

       As of March 31, 2004, we had $31.0 million of cash and cash equivalents and $25.6 million in marketable securities. We believe that our current cash, cash equivalents and marketable securities balances and anticipated cash flow from operations, together with the net proceeds of this offering, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Contractual Obligations

       The following table summarizes our contractual obligations as of December 31, 2003 that require us to make future cash payments (in thousands):

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating lease obligations(1)	$8,993	$2,921	$4,450	$1,622	$—
Purchase obligations(2)	730	403	284	43	—

(1)	We are obligated under noncancelable operating leases for office space and office equipment. The lease for the corporate facility in Windsor, Connecticut expires in 2008 and we have the right to extend the lease for an additional term of five years. We sublease office space under noncancelable leases. We received rental income under these leases of $569,000, $512,000 and $500,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

(2)	Purchase obligations include the minimum amounts committed under contracts for goods and services.

       In July 2003, our board of directors declared its first semi-annual cash dividend of $0.067 per share of common stock, which was paid in September 2003. On February 5, 2004, our board of directors declared a $0.07 cash dividend per share of common stock, which was paid in March 2004. Although we expect to declare cash dividends in the future, various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, will affect our decision-making process.

       In addition, from time to time, we are subject to certain legal proceedings and claims that arise in the normal course of our business. In the opinion of management, we are not a party to any litigation that we believe could have a material effect on us or our business.

Off-Balance Sheet Arrangements

       We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Accounting Pronouncements

       Effective July 1, 2003, we adopted EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. This issue addresses accounting for arrangements with multiple revenue-generating activities and applies to our non-software transactions. The adoption of this standard did not have a material impact on our financial statements.

       In May 2003, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software”. This issue addresses revenue recognition for arrangements that include non-software deliverables, such as hardware, that are more than incidental to the products or services as a whole. The consensus indicates that, if the software is not essential to the functionality of the non-software deliverable, the non-software deliverable is excluded from the scope of SOP 97-2. We do not have any arrangements that include non-software deliverables.

       In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantees and warranties. The initial recognition requirements of FIN 45 were effective for guarantees issued or modified after December 31, 2002, and adoption of the disclosure requirements was effective for us during the quarter ended March 31, 2003. The adoption of FIN 45 did not have a significant impact on our consolidated financial position or results of operations.

BUSINESS

Overview

       SS&C Technologies, Inc. provides the financial services industry with a broad range of highly specialized software, business process outsourcing (BPO) services and application service provider (ASP) solutions. We deliver mission-critical processing for information management, analysis, trading, accounting, reporting and compliance. We provide our products and related services in seven vertical markets in the financial services industry:

•	insurance entities and pension funds,

•	institutional asset management,

•	hedge funds and family offices,

•	financial institutions, such as retail banks and credit unions,

•	commercial lending,

•	real estate property management, and

•	municipal finance.

Our clients include some of the largest and most well recognized entities in the financial services industry, who manage in the aggregate over $4 trillion in assets.

       For financial information relating to our business, including geographic information, please see our historical consolidated financial statements, including the notes thereto. For risks relating to our business, including the risks of our foreign operations, see “Risk Factors — Risks Relating to Our Business”.

Industry Background

       The financial services industry is a large market that is expected to grow significantly over the next several years. According to a February 2003 Empirical Research Partners report, the total financial assets under management in the U.S. were $18 trillion in 2002, and are expected to grow to $26 trillion in 2007, a compound annual growth rate of 8%.

       The financial services industry traditionally invests more heavily in information technology, or IT, than other industries, and as the financial services market grows, IT budgets are expected to increase. According to a January 2004 IDC report, the banking, insurance and financial services markets are expected to spend $83 billion on IT in 2004. Of the $83 billion, $62 billion is expected to be spent on software and services in 2004, which is expected to grow at a compound annual growth rate of over 6% to $75 billion in 2007.

       Today’s participants in the financial services industry face a number of challenges, including:

•	rapidly changing market conditions,

•	increasing transaction volumes with shorter settlement cycles,

•	fierce competition,

•	constantly evolving regulatory requirements with increasing regulatory oversight, and

•	an increasing number, and greater complexity, of asset classes and securities products.

       Many financial services organizations face an increasing gap between the amount and complexity of data that they must analyze and control and their finite IT resources. Financial services organizations rely in large part on internal IT departments to supply the systems required to meet their information analysis requirements. Typically, the systems used are a mix of internally developed programs implemented on expensive mainframes and externally developed software applications deployed in a distributed computing environment. These systems require large IT departments, are expensive to implement, support and modify, have limited interoperability and often cannot fully support specialized asset classes or regulatory compliance and reporting. To meet their requirements, financial services organizations require flexible, cost-effective, rapidly deployable systems that support informed, real-time business decision making and regulatory compliance.

The SS&C Solution

       We offer a family of highly specialized, mission-critical software and services that help automate and simplify information management, analysis, accounting, reporting and compliance for investment professionals in a broad range of financial services segments. We have designed our solutions to improve the effectiveness of decision making by executives, portfolio managers and other investment professionals by allowing them to rapidly access, manage and analyze large amounts of transactions-based data both in the aggregate and in detail. We also provide our clients with comprehensive professional service and support organizations that facilitate successful product implementation and provide ongoing training and support.

       Our clients choose us because we offer the following benefits:

•	Range of Solution Delivery Methods. Our solution delivery methods include licenses, BPO services, ASP solutions or “blended” solutions that allow clients to take advantage of our technology in the manner best suited to their individual needs.

•	Rapidly Deployable and Cost-Effective Outsourcing Solutions. By offering outsourcing solutions that can be easily and rapidly deployed, we allow our clients to meet the challenges of a rapidly changing industry and regulatory environment in a cost-effective manner.

•	Deep Vertical Market Expertise. Our deep vertical market experience enables us to provide advanced quantitative analytical tools tailored to the requirements of particular industry segments or asset classes. We maintain and market these tools based on our robust technology and highly specialized knowledge and expertise.

•	Scalability and Flexibility. We provide highly scalable and flexible solutions addressing our clients’ requirements and priorities, regardless of client size, organizational structure and number of relevant portfolios, securities types, asset classes, accounting methods or regulatory regimes.

•	End-to-End Solutions. Our integrated end-to-end solutions enable straight-through processing, which provides integration of front-end trading and modeling — straight through to portfolio management, compliance and reporting — to back-office processing, clearing and accounting.

•	Global Presence. We are strategically positioned in the global financial services marketplace, with a presence in North America, Europe and Asia Pacific, allowing us to better serve the needs of our international clients.

       Our products help enable users to efficiently and rapidly analyze and manage information, increase productivity, reduce costs and devote more time to critical business decisions rather than administrative, reporting and compliance matters.

Our Strategy

       Our goal is to be the leading provider of superior technology solutions to the financial services industry. To achieve our goal, we intend to:

       Maintain Our Commitment to the Highest Level of Client Service. We believe that one of the factors that distinguishes us from our competition is our commitment to the highest level of client service. Our clients include large, sophisticated institutions with complex systems and requirements, and we understand the importance of providing them with both the experience of our senior management and the subject matter expertise of our sales, professional services and support staffs. Our commitment begins with our senior management team. Our top three executives have in the aggregate over 50 years of experience in the software and financial services industries and actively participate in creating and building client relationships. For each solution deployment, we analyze our client’s needs and assemble a team of appropriate industry vertical and technical experts who can quickly and efficiently deliver tailored solutions to the client. We provide our larger clients with a dedicated client support team whose primary responsibility is to resolve questions and provide solutions to address ongoing needs. We believe that the individual attention and industry expertise provided by our senior management and staff help solidify strong relationships with our clients. Our strong client relationships in turn build client loyalty, including a base of clients who are more likely to buy our other products and services and serve as references for future clients.

       Leverage Our Existing Client Relationships. We intend to continue to expand the scope of existing client relationships by marketing and delivering the full range of our capabilities to our clients. Our clients include many large and sophisticated organizations in the financial services industry with extensive, highly specialized software and service needs across the multiple vertical markets we serve. Our business with existing clients generally increases along with the volume of assets that they manage. We can also provide additional modules or features to the products and services currently used by our clients as well as “cross sell” products and services that may address our clients’ other information management, analysis, trading, accounting, reporting or compliance needs. For instance, users of our CAMRA asset management product may also have a need for our Antares trading product or our AnalyticsExpress financial modeling product. Our critical understanding of our clients’ businesses is a competitive advantage in capturing additional sales opportunities in our referenceable client base.

       Grow Our Outsourcing Business and Increase Our Recurring Revenues. We plan to further increase our recurring revenue streams from our outsourcing solutions and maintenance services, because they provide us with greater predictability in the operation of our business and enable us to build valued relationships with our clients. We believe that our outsourcing services provide an attractive alternative to clients that do not wish to install, run and maintain complicated financial software. We generally provide our outsourcing services under three- to five-year contracts with minimum fee commitments that are often renewed at the expiration of their terms. Our outsourcing revenues under these contracts are predictable and recurring. Our outsourcing revenues increased from $6.3 million, or 11.2% of total revenues, in 2001 to $13.2 million, or 20.2% of total revenues, in 2003. Maintenance revenues also provide another source of recurring revenues and represented 47.8% of total revenues in 2003. For the three months ended March 31, 2004, our outsourcing revenues increased to $5.2 million, representing 27% of total revenues, and our maintenance revenues increased to $8.0 million, representing 42% of total revenues.

       Continue to Address the Specialized Needs of the Financial Services Industry. We have accumulated substantial financial expertise since our founding in 1986 through close working relationships with our clients, resulting in a deep knowledge base that enables us to respond to their most complex financial, accounting, actuarial, tax and regulatory needs. We intend to build on this expertise by continuing to offer products and services that address the highly specialized needs of the financial services industry. We believe that we enjoy a competitive advantage because we can address the investment and financial management needs of high-end clients by providing industry-tested products and services that meet global market demands while also providing integrated, “straight thru” processing for improved productivity, reduced manual intervention and bottom-line savings.

       Capitalize on Acquisition Opportunities. We employ a disciplined and highly focused acquisition strategy in which we seek to acquire businesses, products and technologies in our existing or complementary vertical markets. We believe that the market for financial services software and services is highly fragmented and rapidly evolving, with many new product introductions and industry participants. These factors create both the need and the opportunity to effect strategic transactions to increase the breadth and depth of our product and service offerings and capitalize on evolving market opportunities. Our experienced senior management team leads a rigorous evaluation of our acquisition candidates to ensure that they satisfy our product or service needs and can be integrated with our business while meeting our financial metrics, including expected return on investment.

Our Acquisitions

       Since 1995, we have acquired more than a dozen businesses within our industry. We generally seek to acquire companies that:

•	provide complementary products or services in the financial services industry,

•	address a highly specialized problem or a market niche in the financial services industry,

•	have solutions that lend themselves to being delivered as either a BPO service or an ASP solution,

•	possess proven technology and an established client base that will provide a source of ongoing revenue and to whom we may be able to sell existing products and services,

•	provide us an opportunity to capitalize on our skills in improving operating performance and profitability, and

•	satisfy our financial metrics, including expected return on investment.

       Our senior management receives numerous acquisition proposals and chooses to evaluate several proposals each quarter. We receive referrals from several sources, including clients, investment banks and industry contacts. We believe based on our experience that there are numerous solution providers addressing highly particularized financial services needs or providing specialized services that would meet our acquisition criteria.

       Below is a table summarizing our acquisitions.

			Acquired Products and
Date	Acquired Business	Contract Purchase Price	Services Currently Offered

March 1995	Chalke	$10,000,000	PTS

November 1997	Mabel Systems	$850,000 and 109,224 shares of common stock	Mabel

December 1997	Shepro Braun Systems	1,500,000 shares of common stock	Total Return, Antares

March 1998	Quantra	$2,269,800 and 819,028 shares of common stock	SKYLINE

April 1998	The Savid Group	$821,500	Debt & Derivatives

March 1999	HedgeWare	1,028,524 shares of common stock	AdvisorWare

March 1999	Brookside	41,400 shares of common stock	Consulting services

November 2001	Digital Visions	$1,350,000	PortPro, The BANC Mall, PALMS

January 2002	Real-Time, USA	$4,000,000	Real-Time, Lightning

November 2002	DBC	$4,500,000	Municipal finance products

December 2003	Amicorp Fund Services	$1,800,000	Fund services

January 2004	Investment Advisory Network	$3,000,000	Compass, Portfolio Manager

February 2004	NeoVision Hypersystems	$1,600,000	Heatmaps

April 2004	OMR Systems	$19,671,000	TradeThru, Xacct

       Many of our acquisitions have enabled us to expand our product and services offerings into new markets or client bases within the financial services industry. For example, with our acquisitions of Shepro Braun Systems and HedgeWare we began providing portfolio management and accounting software to the hedge funds and family offices market. We began offering property management products to the real estate property management industry after we acquired Quantra and started selling financial modeling products to the municipal finance market after the DBC acquisition. Our acquisition of OMR Systems allows us to offer integrated, global solutions to the financial services industry through our TradeThru software and Xacct services. The addition of new products and services also has enabled us to market other products and services to acquired client bases. Some acquisitions have also provided us with new technology, such as the Heatmaps product developed by NeoVision, which uses color, sound, animation and pattern to integrate vast amounts of financial data and analytics into dynamic, visual color displays.

       To date, all of our acquisitions have resulted in a marketable product or service that has added to our revenues. We also have generally been able to improve the operating performance and profitability of the acquired businesses. We seek to reduce the costs of the acquired businesses by consolidating sales and marketing efforts and by eliminating redundant administrative tasks and research and development expenses. In some cases, we have also been able to increase revenue generated by acquired products and services by leveraging our larger sales capabilities and client base.

Products and Services

       We offer a family of application software products and services designed to address the requirements of professionals in the financial services industry and meet the day-to-day processing needs of a broad range of users within financial services organizations.

       The following chart summarizes our principal products and services, typical users and the vertical markets each product serves:

PRODUCTS AND SERVICES	TYPICAL USERS	VERTICAL MARKETS SERVED

Portfolio Management/Accounting AdvisorWare Altair CAMRA CAMRA D Class Debt & Derivatives Lightning Mabel PortPro SS&C Direct SS&C Fund Services Total Return TradeThru Xacct	Portfolio Managers Asset Managers Fund Administrators Investment Advisors Accountants Auditors Alternative Investment Managers	Financial Institutions Hedge Funds and Family Offices Institutional Asset Management Insurance Companies and Pension Funds Municipal Finance

Trading Antares TradeDesk	Securities Traders Financial Institutions	Financial Institutions Hedge Funds and Family Offices Institutional Asset Management Insurance Companies and Pension Funds

Financial Modeling AnalyticsExpress Finesse PTS DBC (family of products)	CEO/ CFOs Risk Managers Actuarial Professionals Bank Asset/ Liability Managers Investment Bankers State/ Local Treasury Staff Financial Advisors	Insurance Companies and Pension Funds Municipal Finance

Lending/ Leasing LMS The BANC Mall	Mortgage Originators Commercial Lenders Mortgage Loan Servicers Mortgage Loan Portfolio Managers Real Estate Investment Managers Bank/ Credit Union Loan Officers	Commercial Lending Financial Institutions Institutional Asset Management Insurance Companies and Pension Funds

Property Management SKYLINE II	Real Estate Investment Managers Real Estate Leasing Agents Real Estate Property Managers	Real Estate Leasing/Property Management

Portfolio Management/ Accounting

       Our products and services for portfolio management span most of our vertical markets and offer our clients a wide range of investment management solutions.

       AdvisorWare. AdvisorWare software supports hedge funds and family offices with sophisticated global investment, trading and management concerns, and/or complex financial, tax, partnership and allocation reporting requirements. It delivers comprehensive multi-currency investment management, financial reporting, performance fee calculations, net asset value calculations, contact management and partnership accounting in a straight-through processing environment.

       Altair; Mabel. Altair software is a portfolio management system designed for companies that are looking for a solution that meets Benelux market requirements, and want client/server architecture with SQL support. We sell Altair primarily to European asset managers, stockbrokers, custodians, banks, pension funds and insurance companies. Altair supports a full range of financial instruments, including fixed income, equities, real estate investments and alternative investment vehicles.

       We offer Mabel to smaller-sized companies that are looking for a portfolio management system that meets Benelux market requirements and provides a range of functionality but do not need client/server architecture with SQL support. We sell Mabel to the same types of clients as Altair, and Mabel supports the same financial investments.

       CAMRA. CAMRA (Complete Asset Management, Reporting and Accounting) software supports the integrated management of asset portfolios by investment professionals operating across a wide range of institutional investment entities. CAMRA is a 32-bit, multi-user, integrated solution tailored to support the entire portfolio management function, and includes features to execute, account for and report on all typical securities transactions.

       We have designed CAMRA to account for all activities of the investment operation and to continually update investment information through the processing of day-to-day securities transactions. CAMRA maintains transactions and holdings and stores the results of most accounting calculations in its open, relational database, providing user-friendly, flexible data access and supporting data warehousing.

       CAMRA offers a broad range of integrated modules that can support specific client requirements, such as TBA dollar rolls, trading, compliance monitoring, net asset value calculations, performance measurement, fee calculations and reporting.

       In 2002, we introduced the CAMRA D Class product for smaller U.S. insurance companies that need to account for their trades and holdings and comply with statutory reporting requirements, but do not require a software application as sophisticated as CAMRA.

       Debt & Derivatives. Debt & Derivatives is a comprehensive financial application software package designed to process and analyze all activities relating to derivative and debt portfolios, including pricing, valuation and risk analysis, derivative processing, accounting, management reporting and regulatory reporting.

       We have designed Debt & Derivatives to deliver real-time transaction processing to treasury and investment professionals, including traders, operations staff, accountants and auditors.

       Lightning. Lightning is a comprehensive ASP solution supporting the front-, middle- and back-office processing needs of commercial banks and broker-dealers of all sizes and complexity. Lightning fully automates a number of processes, including:

•	trading,

•	sales,

•	funding,

•	accounting,

•	risk analysis,

•	asset/liability management,

•	portfolio management, and

•	safekeeping.

       Lightning also provides comprehensive regulatory reporting and books and records maintenance for various regulatory regimes.

       PortPro. PortPro is a suite of Internet-based information tools available on an ASP basis that help financial institutions effectively measure, analyze and manage balance sheets and investment portfolios. The PortPro suite includes:

•	PortPro Bond Accounting — Manages bond portfolios and provides accurate accounting and performance results.

•	PortPro Analytics — Provides performance and risk analysis of investment portfolios, including interest rate risk reporting, pre-purchase and swap analysis tools and stress testing.

•	PortPro PALMS (Portfolio Asset Liability Management System) — Manages and analyzes a financial institution’s balance sheet.

       SS&C Direct. We provide comprehensive ASP/ BPO services through our SS&C Direct operating unit for portfolio accounting, reporting and analysis functions. The SS&C Direct service includes:

•	hosting of a company’s application software,

•	automated workflow integration,

•	automated quality control mechanisms, and

•	extensive interface and connectivity services to custodian banks, data service providers, depositories and other external entities.

       SS&C Direct’s Outsourced Investment Accounting Services option includes comprehensive investment accounting and investment operations services for sophisticated, global organizations.

       SS&C Fund Services. With our acquisition of Amicorp Group’s fund services business in December 2003, we now provide administrative, financial, corporate and management services to international and U.S. domestic alternative investment funds. SS&C Fund Services offers fund manager services, transfer agency services, fund of funds services and accounting and processing. SS&C Fund Services also assists clients in establishing various types of funds, including:

•	hedge funds,

•	investment companies,

•	private equity structures,

•	umbrella funds,

•	multi-manager funds,

•	fund of funds, and

•	partnership structures.

       Total Return. Total Return is a portfolio management and partnership accounting system directed toward the hedge fund and family office markets. It is a multi-currency system, designed to provide financial and tax accounting and reporting for businesses with high transaction volumes.

       TradeThru. We acquired the TradeThru product through our acquisition of OMR Systems in April 2004. TradeThru is a multi-product, multi-entity and multi-currency straight through trade processing solution for financial institutions. We sell TradeThru either as a license or as an outsourcing solution. The system delivers fully automated front- to back-office functions throughout the lifecycle of a trade, starting with deal capture, portfolio management functions all the way to trade confirmation and settlement. TradeThru also provides data to other external systems, such as middle office analytic and risk management systems and general ledgers. TradeThru provides one common instrument database, counterparty database, audit trail and end-of-day runs.

       Xacct. We acquired the Xacct hedge fund administration business through our acquisition of OMR Systems in April 2004. Xacct provides comprehensive fund administration services to hedge funds and other alternative investment managers who want to outsource their back-office operations. Services include administrative, financial, accounting and processing services for domestic and international funds of all sizes. Market segments served include:

•	commodity pool operators (CPOs),

•	investment managers,

•	hedge fund managers,

•	funds of funds managers,

•	commodity trading advisors (CTAs),

•	proprietary traders, and

•	private wealth groups.

Trading

       Our comprehensive trading systems offer a wide range of trade order management solutions that support both buy-side and sell-side trading. Automated, real-time trading is available to clients on a license or ASP basis.

       Antares. Antares is a comprehensive, real-time, event-driven trading and profit and loss reporting system designed to integrate trade modeling with trade order management. Antares enables clients to trade and report fixed-income, equities, foreign exchange, futures, options, repos and many other instruments across different asset classes.

       TradeDesk. TradeDesk is a comprehensive paperless trading system that automates front- and middle-office aspects of fixed-income transaction processing. In particular, TradeDesk enables clients to automate ticket entry, confirmation and access to offerings and provides clients with immediate, on-line access to complete client information and holdings.

Financial Modeling

       We offer several powerful analytical software and financial modeling applications for the insurance industry. We also provide analytical software and services to the municipal finance marketplace.

       AnalyticsExpress. AnalyticsExpress is a reporting and data visualization tool that translates actuarial analysis into meaningful management information. AnalyticsExpress brings flexibility to the reporting process and allows clients to:

•	analyze and present output at varying levels of detail,

•	create high-level reports and charts, and

•	separate management information into a multitude of detailed reports.

       Finesse. Finesse is a financial simulation tool for the property/casualty insurance industry that uses the principles of dynamic financial analysis. Finesse measures multiple future risk scenarios to provide a more accurate picture of financial risk. Designed to generate iterative computer-simulated scenarios, Finesse helps clients:

•	model operating results,

•	gauge the effects of reinsurance,

•	validate pricing,

•	value business transactions, such as mergers and acquisitions,

•	measure the impact of new products,

•	predict cash flows,

•	analyze the impact of investment decisions, and

•	improve the overall strategic planning process.

       PTS. PTS is a pricing and financial modeling tool for life insurance companies. PTS provides an economic model of insurance assets and liabilities, generating option-adjusted cash flows to reflect the complex set of options and covenants frequently encountered in insurance contracts or comparable agreements.

       DBC Product Suite. We provide analytical software and services to the municipal finance community. Our suite of DBC products addresses a broad spectrum of municipal finance concerns, including:

•	general bond structures,

•	revenue bonds,

•	housing bonds,

•	student loans, and

•	Federal Housing Administration-insured revenue bonds and securitizations.

       Our DBC products also deliver solutions for debt structuring, cash flow modeling and database management. Typical users of our DBC products include investment banks, municipal issuers and financial advisors for structuring new issues, securitizations, strategic planning and asset/liability management.

Lending and Leasing

       Our products that support lending and leasing activities are LMS and The BANC Mall.

       LMS Loan Suite. In 2003, we introduced the LMS Loan Suite, a single database application that provides comprehensive loan management throughout the life cycle of a loan, from the initial request to final disposition. We have structured the flexible design of the LMS Loan Suite to meet the most complex needs of commercial lenders and servicers worldwide. The LMS Loan Suite includes both the LMS Originator and the LMS Servicer, facilitating fully integrated loan portfolio processing.

       The BANC Mall. The BANC Mall is an Internet-based lending and leasing tool designed for loan officers and loan administrators. The BANC Mall provides, on an ASP basis, on-line lending, leasing and research tools that deliver streamlined credit processing. Clients use The BANC Mall on a fee-for-service basis to access more than a dozen data providers.

Real Estate Property Management

       SKYLINE II. SKYLINE II is a comprehensive property management system that simplifies real estate property management by providing a single-source view of all real estate holdings.

SKYLINE II functions as an integrated lease administration system, a historical property/portfolio knowledge base and a robust accounting and financial reporting system, enabling users to track each property managed, including data on specific units and tenants. In 2003, we released the fully integrated SKYLINE II Residential module designed to provide a front-end residential marketing solution. SKYLINE II Residential provides for:

•	prospect source campaign management,

•	campaign setup and tracking,

•	online unit tracking and traffic monitoring,

•	applicant processing, and

•	lease and move-in processing.

Product Delivery Options

       Our products are available via license, BPO, ASP or “blended” solutions. Clients looking to outsource investment accounting operations, or needing a blended solution, work with SS&C Direct and SS&C Fund Services. Several of our product offerings are available via ASP only: Lightning, PortPro, TradeDesk, TradePath and The BANC Mall. These products enable smaller institutions, such as community banks and credit unions, to access sophisticated functionality that previously had been available only to our larger institutional clients.

       The prices of our products and services vary depending upon the features being provided, the number of users, the assets under management and, with respect to our outsourcing solutions, the transaction volume. SS&C Direct and SS&C Fund Services strive to price their delivery options to make them competitive with other offerings in the marketplace.

Professional Services

       We offer a range of professional services to assist clients in implementing our software products, including the initial installation of the system, conversion of historical data and ongoing training and support. Our consulting team works closely with the client to ensure the smooth transition and operation of our systems. Consultants have a broad range of experience in the financial services industry and include certified public accountants, chartered financial analysts, mathematicians and professionals from the asset management, real estate, investment, insurance, hedge fund, municipal finance and banking industries. We believe our commitment to professional services facilitates the adoption of our software products across our target markets.

Product Support

       We believe a close and active service and support relationship is important to enhancing client satisfaction and furnishes an important source of information regarding evolving client issues. We provide our larger clients with a dedicated client support team whose primary responsibility is to resolve questions and provide solutions to address ongoing needs. Direct telephone support is provided during extended business hours, and additional hours are available during peak periods. We also offer the Solution Center, a website that serves as an exclusive on-line community for clients, where clients can find answers to product questions, exchange information, share best practices and comment on business issues. We regularly distribute via the Internet our Software and Services eBRIEFINGs, which are industry-specific articles targeted to participants in our seven vertical markets and in geographic regions around the world. We supplement our service and support activities with comprehensive training. Training options include both regularly hosted classroom instruction and online client seminars, or “webinars,” that address current, often technical issues in the financial services industry, such as “Price Behavior Curves” and “Option Pricing Methodology”.

       Clients receive the latest product information via the Internet. We periodically make maintenance releases of licensed software available to our clients, as well as regulatory updates (generally during the fourth quarter), to meet industry reporting obligations and other processing requirements.

Clients

       We have a global client base of financial services enterprises and other organizations that require a full range of information management and analysis, accounting, actuarial, reporting and compliance software on a timely and flexible basis. Our clients include financial institutions, hedge funds, funds of funds and family offices, institutional asset managers, insurance companies and pension funds, municipal finance professionals, real estate lenders and asset managers.

Case Studies

       The following case studies demonstrate our evolving client relationships and flexible solutions, which enable us to provide our clients with a range of integrated solutions in a cost-effective manner. Each of New York Life Insurance Company and New York Life Investment Management LLC (combined) and LSV Asset Management was one of our top 25 clients in terms of revenues in 2003.

       New York Life Insurance Company. Our relationship with New York Life Insurance Company, America’s largest mutual life insurer, illustrates our ability to cross-sell and up-sell to our existing clients as a client relationship evolves. New York Life began as a PTS client of Chalke Incorporated in 1990, using PTS for cash flow testing and projections. We acquired Chalke in 1995 and maintained the relationship with New York Life. In 1997, we licensed CAMRA to New York Life to handle the portfolio management and accounting of its fixed income, equities, MBS/CMOs and other assets. CAMRA interfaces directly with PTS. We offer New York Life a breadth of products and product delivery options to meet its broad and constantly changing needs. In addition to using our core CAMRA product, New York Life has purchased several add-on CAMRA modules such as the TBA Dollar Roll module, which allows New York Life to automate the accounting and transaction processing functions required for handling complex forward trading and financing transactions involving mortgage-backed securities.

       New York Life Investment Management LLC. We also have a client relationship with New York Life Investment Management LLC, a wholly owned subsidiary of New York Life Insurance Company. New York Life Investment Management is a money management and investment services firm with over $180 billion in assets under management as of January 31, 2004. New York Life Investment Management uses CAMRA for the portfolio management and accounting of some of its fixed income, equities and other assets. In 2002, we also licensed our LMS loan management software and several add-on LMS modules to New York Life Investment Management to handle the servicing of its commercial mortgage portfolio of over $10 billion.

       LSV Asset Management. LSV Asset Management is a quantitative value equity manager providing active management for institutional investors through the application of proprietary investment models. Founded in 1994 and located in Chicago, LSV offers a variety of value equity strategies for institutional investors. LSV sought a solution that could support its strategic plan to grow its core business without investing heavily in costly and resource-intensive back-office systems, technology and staff. In 1998, we licensed Antares to LSV for its trade order management needs and provided our SS&C Direct outsourcing services for LSV’s portfolio accounting, custodian reconciliation and reporting requirements. In 1998, LSV had $4 billion of assets under management in 75 portfolios with an operations staff of five. As of December 31, 2003, LSV had $19 billion of assets under management, an increase of 375%, and managed 300 portfolios in 15 currencies with an operations staff of seven. LSV was able to control its costs during this period of growth in both the volume and complexity of its assets under management by utilizing our products and services, which are designed to adapt to changing industry conditions.

Sales and Marketing

       We believe a direct sales organization is essential to the successful implementation of our business strategy, given the complexity and importance of the operations and information managed by our products, the extensive regulatory and reporting requirements of each industry, and the unique dynamics of each vertical market. Our dedicated direct sales and support personnel continually undergo extensive product and sales training, and are located in our various sales offices worldwide. We also use telemarketing to support sales of our real estate property management products and work through alliance partners who sell our ASP solution to their correspondent banking clients in the financial institutions market.

       Our marketing personnel are responsible for identifying market trends, evaluating and developing marketing opportunities, generating client leads and providing sales support. Our marketing activities, which focus on use of the Internet as a cost-effective means of reaching current and potential clients, include:

•	content-rich, periodic Software and Services eBRIEFINGs targeted at clients and prospects in each of our vertical and geographic markets,

•	seminars and webinars,

•	trade shows,

•	conferences, and

•	public relations efforts.

Some of the benefits of our shift in focus to an Internet-based marketing strategy include lower marketing costs, more direct contacts with actual and potential clients, increased marketing leads, distribution of more up-to-date marketing information and an improved ability to measure marketing initiatives.

       The marketing department also supports the sales force with appropriate documentation or electronic materials for use during the sales process.

Product Development and Engineering

       We believe we must introduce new products and offer product innovation on a regular basis to maintain our competitive advantage. To meet these goals, we use multidisciplinary teams of highly trained personnel and leverage this expertise across all product lines. We have invested heavily in developing a comprehensive product analysis process to insure a high degree of product functionality and quality. Maintaining and improving the integrity and quality of existing products is the responsibility of individual product managers. Product engineering management efforts focus on enterprise-wide strategies, implementing best-practice technology regimens, maximizing resources, and mapping out an integration plan for our entire umbrella of products as well as third-party products. Our research and development expenses for the years ended December 31, 2001, 2002 and 2003 were $11.3 million, $11.8 million and $11.2 million, respectively.

       Our research and development engineers work closely with our marketing and support personnel to ensure that product evolution reflects developments in the marketplace and trends in client requirements. We have generally issued a major functional release of our core products during the second or third quarter of each fiscal year, including functional enhancements, as well as an annual fourth quarter release to reflect evolving regulatory changes in time to meet clients’ year-end reporting requirements.

Competition

       The market for institutional and financial management software and services is competitive, rapidly evolving and highly sensitive to new product introductions and marketing efforts by industry participants. The market is also highly fragmented and served by numerous firms that target only local markets or specific client types. We also face competition from information systems developed and serviced internally by the IT departments of financial services firms. The major competitors in our primary markets include:

•	Insurance entities and pension funds: Princeton Financial Systems (subsidiary of State Street Bank), Bloomberg, Charles River, Classic Solutions/ Tillinghast, DFA Capital Management and SunGard.

•	Institutional asset management: Bloomberg, Charles River, Eagle Investment Systems (subsidiary of Mellon Financial Company), Financial Models Corporation, Macgregor and Thomson Financial.

•	Hedge funds and family offices: Advent Software, EZ Castle, Globe Ops and IMS.

•	Financial institutions: ADP, SunGard, Thomson Financial and TPG.

•	Commercial lending: McCracken (subsidiary of GMAC), Midland Loan Services (subsidiary of PNC Financial Services), Princeton Financial Systems and Synergy Software.

•	Real estate property management: MRI (subsidiary of Intuit), Best Software and Yardi.

•	Municipal finance: Ferrand Jordan and Prescient Software.

       We believe we compete on the basis of:

•	consistent product performance,

•	broad, demonstrated functionality,

•	ease of use,

•	scalability,

•	integration capabilities,

•	product and company reputation,

•	client service and support, and

•	price.

Proprietary Rights

       We rely on a combination of trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect our proprietary technology. We have registered trademarks for many of our products and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality and/or license agreements with our employees, distributors, clients and potential clients. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford limited protection. These efforts may be insufficient to prevent third parties from asserting intellectual property rights in our technology. Furthermore, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use proprietary information, and third parties may assert ownership rights in our proprietary technology. For additional risks relating to our proprietary technology, please see “If we are unable to protect our proprietary technology, our success and our ability to compete will be subject to various risks” in “Risk Factors”.

       Rapid technological change characterizes the software development industry. We believe factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition, and reliable service and support are more important to establishing and maintaining a leadership position than legal protections of our technology.

Employees

       As of March 31, 2004, we had 345 full-time employees, consisting of:

•	93 employees in research and development,

•	110 employees in consulting and services,

•	52 employees in sales and marketing,

•	54 employees in client support, and

•	36 employees in finance and administration.

       As of March 31, 2004, 55 of our employees were in our international operations. None of our employees is covered by any collective bargaining agreement. In the opinion of management, we have a good relationship with our employees.

       On April 12, 2004, we added 91 additional employees upon the closing of our acquisition of OMR Systems.

Properties

       We lease our corporate offices, which consist of 73,000 square feet of office space located in Windsor, Connecticut. The initial lease term expires in 2008, and we have the right to extend the lease for one additional term of five years. We utilize facilities and offices in eight locations in the United States and have offices in London, England; Amsterdam, the Netherlands; Kuala Lumpur, Malaysia; Singapore; Tokyo, Japan and Curacao, the Netherlands Antilles.

Legal Proceedings

       From time to time, we are subject to certain legal proceedings and claims that arise in the normal course of our business. In the opinion of our management, we are not involved in any litigation or proceedings by third parties that our management believes could have a material effect on us or our business.

MANAGEMENT

       Our executive officers and directors and their respective ages and positions as of May 1, 2004 are as follows:

Name	Age	Position

William C. Stone	49	President, Chief Executive Officer and Chairman of the Board of Directors
Normand A. Boulanger	42	Executive Vice President and Chief Operating Officer
Patrick J. Pedonti	52	Senior Vice President and Chief Financial Officer
Stephen V.R. Whitman	57	Senior Vice President and General Counsel
David W. Clark, Jr.	66	Director
Joseph H. Fisher	60	Director
Albert L. Lord	58	Director
Patrick J. McDonnell	60	Director
Jonathan M. Schofield	63	Director
James L. Sullivan	52	Director

       William C. Stone founded SS&C in 1986 and has served as chairman of the board of directors and chief executive officer since our inception. He also has served as our president from inception through April 1997 and from March 1999. Prior to founding SS&C, Mr. Stone directed the financial services consulting practice of KPMG LLP, an accounting firm, in Hartford, Connecticut and was vice president of administration and special investment services at Advest, Inc., a financial services company.

       Normand A. Boulanger has served as our executive vice president and chief operating officer since October 2001. Prior to that, Mr. Boulanger served as our senior vice president, SS&C Direct from March 2000 to September 2001, vice president, SS&C Direct from April 1999 to February 2000, vice president of professional services for the Americas, from July 1996 to April 1999, and director of consulting from March 1994 to July 1996. Prior to joining SS&C, Mr. Boulanger served as director of investment operations for The Travelers, now a Citigroup organization, from September 1986 to March 1994.

       Patrick J. Pedonti has served as our senior vice president and chief financial officer since August 2002. Prior to that, Mr. Pedonti served as our vice president and treasurer from May 1999 to August 2002. Prior to joining SS&C, Mr. Pedonti served as vice president and chief financial officer for Accent Color Sciences, Inc., a company specializing in high-speed color printing, from January 1997 to May 1999.

       Stephen V. R. Whitman has served as our senior vice president and general counsel since June 2002. Prior to joining SS&C, Mr. Whitman served as an attorney for PA Consulting Group, an international management consulting company headquartered in the United Kingdom, from November 2000 to December 2001. Prior to that, Mr. Whitman served as senior vice president and general counsel of Hagler Bailly, Inc., a publicly traded international consulting company to the energy and network industries, from October 1998 to October 2000 and as vice president and general counsel from July 1997 to October 1998.

       David W. Clark, Jr. has served on our board of directors since November 1992. Since 1991, Mr. Clark has served as the managing director of Pryor & Clark Company, a private investment and venture capital company. Mr. Clark previously served as president, chief operating officer and treasurer of Corcap, Inc., an elastomer and molded rubber manufacturer, president and chief executive officer of CompuDyne Corporation, a supplier of software systems for public safety and justice applications and a manufacturer of products used to protect federal buildings and installations, and president and chief operating officer of Lydall, Inc., a diversified manufacturer of industrial products. Mr. Clark currently serves as a member of the boards of directors of Checkpoint Systems Inc., a manufacturer of retail security systems and specialty labels, and of CompuDyne.

       Joseph H. Fisher has served on our board of directors since January 1992. Mr. Fisher has been retired since May 1991. From 1983 through 1991, Mr. Fisher served as the managing partner of the Hartford, Connecticut office of KPMG LLP, an accounting firm. Mr. Fisher currently serves as a member of the boards of directors of Curtis Corporation, a privately held packaging company, and the Connecticut Housing Finance Authority.

       Albert L. Lord has served on our board of directors since July 2001. Since July 1997, Mr. Lord has served as the vice chairman and chief executive officer of SLM Holding Corp. (Sallie Mae), a provider of funding and financial services for higher education. From December 1993 through August 1997, he served as chief executive officer of LCL, Ltd., a financial management-consulting firm. Mr. Lord currently serves as a member of the boards of directors of SLM Holding Corp. and BearingPoint, Inc., a consulting company.

       Patrick J. McDonnell has served on our board of directors since May 2000. Since June 2000, Mr. McDonnell has served as the president and chief executive officer of the McDonnell Company LLC, a business consulting company. From September 1999 through June 2000, Mr. McDonnell served as the president and chief executive officer of Jordan Professional Services, a professional services firm. From September 1998 through August 1999, Mr. McDonnell served as the president and chief operating officer of LAI Worldwide, an executive recruitment firm. From July 1998 through August 1998, Mr. McDonnell served as director of global assurance for PricewaterhouseCoopers LLP, an accounting firm. Prior to that time, Mr. McDonnell served as the vice chairman of business assurance for Coopers & Lybrand, an accounting firm. Mr. McDonnell serves as a member of the board of directors of First Midwest Bancorp. Inc., a bank holding company.

       Jonathan M. Schofield has served on our board of directors since April 1997. Mr. Schofield has been retired since March 2001. From December 1992 through March 2001, Mr. Schofield served as chairman of the board of Airbus Industrie of North America, Inc., a subsidiary of Airbus Industrie, a manufacturer of large civil aircraft. From December 1992 through February 2000, he also served as chief executive officer of Airbus Industrie of North America. From 1989 through 1992, Mr. Schofield served as president of United Technologies International, a wholly owned subsidiary of United Technologies Corporation, a diversified manufacturer of industrial products. Mr. Schofield currently serves as a member of the board of directors of Aviall, Inc., an aviation parts and supplies distribution company and of B/ E Aerospace, Inc., a manufacturer of numerous aircraft products, and as a Trustee of Lease Investment Flight Trust (LIFT). Mr. Schofield was awarded the Legion of Honor from the French Republic in 2002.

       James L. Sullivan has served on our board of directors since September 2001. Since December 2003, Mr. Sullivan has served as national director of DataSite sales and marketing at Merrill Corporation, a diversified communications and document services company. From June 2002 until September 2003, he served as a managing director of Russell Reynolds Associates, Inc., an executive recruiting firm. Mr. Sullivan was a partner of TwentyTen, LLC, an investment banking firm, from October 2001 to June 2002. From March 2000 through April 2001, Mr. Sullivan served as a managing director of the Technology Group at Morgan Stanley & Co. Incorporated, an investment banking firm. From December 1995 through March 2000, Mr. Sullivan was a managing director at Hambrecht & Quist Incorporated/ Chase H&Q, an investment banking firm.

SELLING STOCKHOLDERS

       The following table sets forth information regarding the beneficial ownership of our common stock by each of the selling stockholders as of May 1, 2004, after giving effect to our three-for-two common stock split, and the number of shares of common stock being offered hereby.

       The number of shares beneficially owned by each selling stockholder is determined in accordance with the Securities and Exchange Commission rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days after May 1, 2004 through the exercise of any stock option or other right. The inclusion of such shares in the table below, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity.

	Shares Beneficially			Shares to be Beneficially
	Owned			Owned
	Prior to Offering(1)			After Offering(1)

	Number	Percentage of	Number		Percentage of
	of	Outstanding	of Shares Being	Number	Outstanding
Name of Selling Stockholder	Shares	Shares	Offered	of Shares	Shares

Normand A. Boulanger(2)	255,309	1.3%	112,500	142,809	*
Anna F. Clark(3)	225,000	1.2	15,000	150,000	*
The David and Anna Clark Family Limited Partnership(3)	225,000	1.2	60,000	150,000	*
Joseph H. Fisher(4)	122,850	*	37,500	85,350	*
Patrick J. Pedonti(5)	66,186	*	15,000	51,186	*
Jonathan M. Schofield(6)	92,400	*	30,000	62,400	*
William C. Stone(7)	7,080,145	37.0	855,000	6,225,145	27.5%

*	Less than one percent.

(1)	The percentage of shares owned prior to and after the offering is based on 18,776,009 shares outstanding as of May 1, 2004, which gives effect to the three-for-two common stock split in the form of a common stock dividend, which was payable on March 5, 2004.

(2)	Includes 247,809 shares of common stock subject to options exercisable within 60 days after May 1, 2004.

(3)	Anna F. Clark directly owns 15,000 shares of common stock and is the wife of David W. Clark, Jr., a member of our board of directors. Mr. Clark is the general partner of The David and Anna Clark Family Limited Partnership, which directly owns 90,000 shares of common stock. Mr. Clark disclaims beneficial ownership of the shares held by The David and Anna Clark Family Limited Partnership except to the extent of his proportionate pecuniary interest therein. Mr. Clark directly owns 45,000 shares of common stock and holds options to purchase 75,000 shares of common stock exercisable within 60 days after May 1, 2004.

(4)	Includes 2,250 shares held by Linda L. Luchs, Mr. Fisher’s wife, and 75,000 shares of common stock subject to options exercisable within 60 days after May 1, 2004.

(5)	Includes 64,686 shares of common stock subject to options exercisable within 60 days after May 1, 2004.

(6)	Includes 67,500 shares of common stock subject to options exercisable within 60 days after May 1, 2004.

(7)	Includes 353,125 shares of common stock subject to options exercisable within 60 days after May 1, 2004.

Relationships Between SS&C and each of the Selling Stockholders

       Normand A. Boulanger has served as our executive vice president and chief operating officer since October 2001. Prior to that, Mr. Boulanger served as our senior vice president, SS&C Direct from March 2000 to September 2001, vice president, SS&C Direct from April 1999 to February 2000, vice president of professional services for the Americas, from July 1996 to April 1999, and director of consulting from March 1994 to July 1996.

       David W. Clark, Jr. has served on our board of directors since November 1992 and Anna F. Clark is his wife. Mr. Clark is the general partner of The David and Anna Clark Family Limited Partnership.

       Joseph H. Fisher has served on our board of directors since January 1992.

       Patrick J. Pedonti has served as our chief financial officer since August 2002. Prior to that time, Mr. Pedonti served as our vice president and treasurer since May 1999.

       Jonathan M. Schofield has served on our board of directors since April 1997.

       Mr. Stone founded SS&C in 1986 and has served as our chairman of the board of directors and chief executive officer since inception. Mr. Stone has also served as our president from inception through April 1997 and since March 1999. In March 1996, we entered into an employment agreement with Mr. Stone providing for his employment as our president, chief executive officer and chairman of the board. The agreement had an initial term of three years and is automatically renewable for additional one-year terms until terminated either by us or by Mr. Stone. Mr. Stone currently receives a base salary of $500,000 per year. The agreement contains a non-competition covenant pursuant to which Mr. Stone is prohibited from competing with SS&C while employed by us and, if we terminate Mr. Stone’s employment for cause or Mr. Stone voluntarily terminates his employment, for a period of two years thereafter.

       Each of Mr. Clark and Mr. Fisher is a party to the 1995 Series C Preferred Stock Purchase Agreement by and among SS&C and certain of its former investors. The preferred stock agreement generally provides that, in the event we propose to register any of our securities under the Securities Act of 1933, Messrs. Clark and Fisher are entitled to include shares of SS&C common stock held by them in such registration, subject to the right of the managing underwriter of any underwritten offering to limit for marketing reasons the number of shares included in such “piggyback” registration.

DESCRIPTION OF CAPITAL STOCK

       Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of May 18, 2004, there were issued and outstanding 18,776,978 shares of our common stock held by 49 stockholders of record and no shares of our preferred stock. For a complete description of the terms of our common and preferred stock, please refer to our charter and by-laws, each as amended and/or restated to date.

Common Stock

       Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably the available net assets after the payment of all our debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

       Under the terms of our charter, our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue shares of preferred stock in one or more series. Each series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors.

       The purpose of authorizing our board of directors to issue preferred stock and determine the rights and preferences of any series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Delaware Law and Certain Charter and By-Law Provisions

       We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

       Our charter provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our charter provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Under our charter, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

       Our charter also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our charter further provides that special meetings of the stockholders may only be called by the chairman of our board of directors, the chief executive officer or, if none, the president or by our board of directors. Under our by-laws, for any matter to be considered “properly brought” before a meeting, a stockholder must comply with specified requirements regarding advance notice to us. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

       The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our charter and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

       Our charter contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in specified circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our charter contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

UNDERWRITING

       SS&C, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc., SunTrust Capital Markets, Inc., Jefferies Broadview, a division of Jefferies & Company, Inc., and America’s Growth Capital, LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.	2,025,000
J. P. Morgan Securities Inc.	1,350,000
SunTrust Capital Markets, Inc.	450,000
Jefferies Broadview, a division of Jefferies & Company, Inc.	337,500
America’s Growth Capital, LLC	337,500

Total	4,500,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 675,000 shares from SS&C to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by SS&C and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by SS&C	No Exercise	Full Exercise

Per Share	$ 0.926	$ 0.926
Total	$3,125,250	$3,750,300

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$ 0.926	$ 0.926
Total	$1,041,750	$1,041,750

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.556 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

       SS&C, its directors and executive officers and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., on behalf of the representatives.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from SS&C in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of SS&C’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies

Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This offering has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

       Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

       SS&C estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $700,000.

       SS&C and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for SS&C, for which they received or will receive customary fees and expenses.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

       We also file annual, quarterly and current reports, proxy statements and other reports with the SEC. You may inspect a copy of the registration statement and all other reports that we file with the SEC without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, 450 Fifth Street, N.W., Washington, D.C. 20549.

       You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s World Wide Web address is www.sec.gov.

       You may also obtain information about SS&C on our website at www.ssctech.com. Information contained on our website does not constitute a part of this prospectus and should not be relied on to make an investment decision.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 12, 2004;

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, filed with the SEC on April 21, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 6, 2004;

•	Our Current Report on Form 8-K filed with the SEC on February 10, 2004;

•	Our Current Report on Form 8-K filed with the SEC on April 14, 2004;

•	Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on May 19, 2004; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 3, 1996, as amended by our Current Report on Form 8-K dated May 11, 1999 and filed with the SEC on May 25, 2001.

       A statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

       You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

SS&C Technologies, Inc.

80 Lamberton Road
Windsor, Connecticut 06095
(860) 298-4500
Attention: General Counsel

LEGAL MATTERS

       The validity of the shares of common stock covered by this prospectus will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

       Our consolidated financial statements as of December 31, 2002 and December 31, 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

       The combined financial statements of OMR Systems Corporation and OMR Systems International, Ltd. as of December 31, 2003 and for year ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

SS&C TECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of SS&C Technologies, Inc.
Report of Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2001, 2002 and 2003	F-6
Notes to Consolidated Financial Statements	F-7

Combined Financial Statements of OMR Systems Corporation and OMR Systems International, Ltd.
Report of Independent Auditors	F-29
Combined Balance Sheets as of December 31, 2003 and March 31, 2004 (unaudited)	F-30
Combined Statements of Operations for the year ended December 31, 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)	F-31
Combined Statement of Changes in Group Equity for the year ended December 31, 2003	F-32
Combined Statements of Cash Flows for the year ended December 31, 2003 and for the three months ended March 31, 2003 and 2004 (unaudited)	F-33
Notes to Combined Financial Statements	F-34

Unaudited Pro Forma Combined Condensed Financial Statements of SS&C Technologies, Inc.
Basis of Presentation	F-42
Unaudited Pro Forma Combined Condensed Balance Sheet as of March 31, 2004	F-43
Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 2003 and for the three months ended March 31, 2004	F-44
Notes to Unaudited Pro Forma Combined Condensed Financial Statements	F-46

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

SS&C Technologies, Inc. and Subsidiaries:

       In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of SS&C Technologies, Inc. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       The Company adopted Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

January 29, 2004, except as to Note 14,
for which the date is March 5, 2004

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)

	(In thousands, except per share
	data)
ASSETS
Current assets:
Cash and cash equivalents	$18,336	$15,261	$30,974
Investments in marketable securities (Note 3)	23,383	37,120	25,639
Accounts receivable, net of allowance for doubtful accounts of $1,353, $1,449 and $1,501 respectively (Note 4)	10,983	8,571	8,814
Prepaid expenses and other current assets	1,065	1,434	1,301
Deferred income taxes (Note 6)	1,142	620	570

Total current assets	54,909	63,006	67,298

Property and equipment:
Leasehold improvements	3,301	3,593	3,605
Equipment, furniture, and fixtures	16,144	15,805	16,084

	19,445	19,398	19,689
Less accumulated depreciation	(13,700)	(14,634)	(15,178)

Net property and equipment	5,745	4,764	4,511

Deferred income taxes (Note 6)	6,762	6,417	6,338
Goodwill	2,355	3,841	6,982
Intangible and other assets, net of accumulated amortization of $1,723, $3,434 and $3,563, respectively	5,709	4,557	5,741

Total assets	$75,480	$82,585	$90,870

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$844	$916	$645
Income taxes payable	646	91	1,152
Accrued employee compensation and benefits	3,462	3,484	1,584
Other accrued expenses	2,044	2,039	2,835
Deferred maintenance and other revenue	11,214	14,467	18,721

Total current liabilities	18,210	20,997	24,937

Commitments and contingencies (Notes 6, 7 and 12)
Stockholders’ equity (Notes 5 and 14):
Common stock, $0.01 par value, 50,000 shares authorized; 25,491, 26,806 and 26,944 shares issued and 18,996, 18,615 and 18,753 shares outstanding, respectively (including 6,205 shares issued on March 5, 2004 as a stock dividend to effect the stock split)	255	268	269
Additional paid-in capital	95,239	105,359	107,271
Accumulated other comprehensive (loss) income	(735)	588	563
Accumulated (deficit) earnings	(1,767)	8,793	11,250

	92,992	115,008	119,353
Less: cost of common stock in treasury; 6,495, 8,191 and 8,191 shares, respectively (Note 5)	35,722	53,420	53,420

Total stockholders’ equity	57,270	61,588	65,933

Total liabilities and stockholders’ equity	$75,480	$82,585	$90,870

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended
	Year Ended December 31,
				March 31,	March 31,
	2001	2002	2003	2003	2004

	(In thousands, except			(unaudited)
	per share data)
Revenues:
Software licenses	$15,291	$15,631	$14,233	$3,382	$4,140
Maintenance	26,737	27,850	31,318	7,618	7,982
Professional services	8,002	6,326	6,757	1,657	1,850
Outsourcing	6,339	12,627	13,223	3,081	5,217

Total revenues	56,369	62,434	65,531	15,738	19,189

Cost of revenues:
Software licenses	717	1,316	1,866	441	445
Maintenance	6,812	5,640	6,170	1,566	1,648
Professional services	6,857	5,412	4,387	1,154	1,279
Outsourcing	5,865	8,621	8,003	1,982	2,742

Total cost of revenues	20,251	20,989	20,426	5,143	6,114

Gross profit	36,118	41,445	45,105	10,595	13,075

Operating expenses:
Selling and marketing	11,355	9,078	8,393	2,105	2,220
Research and development	11,291	11,760	11,180	3,003	2,956
General and administrative	10,037	7,721	7,154	1,922	1,869
Restructuring (Note 13)	840	—	—	—	—
Write-off of purchased in-process research and development (Note 11)	—	1,744	—	—	—

Total operating expenses	33,523	30,303	26,727	7,030	7,045

Operating income	2,595	11,142	18,378	3,565	6,030

Interest income	2,690	1,431	912	249	183
Other income (expense), net	1,202	(273)	47	5	(32)

Income before income taxes	6,487	12,300	19,337	3,819	6,181
Provision for income taxes (Note 6)	2,465	4,995	7,541	1,490	2,411

Net income	$4,022	$7,305	$11,796	$2,329	$3,770

Basic earnings per share	$0.18	$0.38	$0.63	$0.12	$0.20

Basic weighted average number of common shares outstanding	22,506	19,473	18,617	18,924	18,687

Diluted earnings per share	$0.18	$0.36	$0.59	$0.12	$0.19

Diluted weighted average number of common and common equivalent shares outstanding	22,752	20,531	19,832	19,863	20,201

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Year Ended December 31,
				March 31,	March 31,
	2001	2002	2003	2003	2004

	(In thousands)			(unaudited)
Cash flow from operating activities:
Net income	$4,022	$7,305	$11,796	$2,329	$3,770

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,699	3,939	3,563	935	908
Net realized losses (gains) on equity investments	(1,233)	208	(259)	(2)	26
Loss on sale or disposition of property and equipment	7	2	25	—	—
Deferred income taxes	1,444	1,222	620	108	128
Income tax benefit related to exercise of stock options	52	1,073	3,280	—	1,116
Purchased in-process research and development	—	1,744	—	—	—
Provision for doubtful accounts	561	452	689	348	137
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	1,286	(1,238)	1,784	(1,683)	(289)
Prepaid expenses and other assets	440	286	(346)	265	130
Taxes receivable	143	—	—	—	—
Accounts payable	(324)	(202)	65	(283)	(273)
Accrued expenses	83	488	(13)	(2,280)	(2,006)
Taxes payable	696	(52)	(581)	1,265	1,065
Deferred maintenance and other revenues	(3,096)	268	3,088	7,251	4,087

Total adjustments	3,758	8,190	11,915	5,924	5,029

Net cash provided by operating activities	7,780	15,495	23,711	8,253	8,799

Cash flow from investing activities:
Additions to property and equipment	(1,818)	(554)	(1,100)	(105)	(177)
Proceeds from sale of property and equipment	61	7	—	—	—
Cash paid for business acquisitions, net of cash acquired (Note 11)	(1,584)	(8,332)	(1,817)	—	(3,855)
Additions to capitalized software and other intangibles	(221)	—	—	—	—
Purchases of marketable securities	(33,105)	(17,965)	(28,579)	(8,952)	(11,300)
Sales of marketable securities	38,271	24,106	16,175	5,421	22,834

Net cash provided by (used in) investing activities	1,604	(2,738)	(15,321)	(3,636)	7,502

Cash flow from financing activities:
Repayment of debt and acquired debt	—	(146)	—	—	—
Issuance of common stock	316	252	290	—	—
Exercise of options	494	4,323	6,563	385	817
Purchase of common stock for treasury	(2,303)	(27,719)	(17,698)	(1,879)	—
Common stock dividends	—	—	(1,236)	—	(1,333)

Net cash used in financing activities	(1,493)	(23,290)	(12,081)	(1,494)	(516)

Effect of exchange rate changes on cash	(156)	444	616	102	(72)

Net increase (decrease) in cash and cash equivalents	7,735	(10,089)	(3,075)	3,225	15,713
Cash and cash equivalents, beginning of year	20,690	28,425	18,336	18,336	15,261

Cash and cash equivalents, end of year	$28,425	$18,336	$15,261	$21,561	$30,974

Supplemental disclosure of cash flow information
Cash paid for
Interest expense	$13	$2	$1
Income taxes	$128	$2,560	$4,245
Supplemental disclosure of non-cash investing activities See Note 11 for a discussion of acquisitions.

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2001, 2002 and 2003

	Common Stock
					Accumulated
	Number		Additional	Accumulated	Other		Total
	of Issued		Paid-in	Earnings	Comprehensive	Treasury	Stockholders’
	Shares	Amount	Capital	(Deficit)	Income (Loss)	Stock	Equity

	(In thousands)
Balance, at December 31, 2000	24,293	$243	$88,771	$(13,094)	$2,434	$(5,700)	$72,654
Exercise of options	142	1	494	—	—	—	495
Issuance of common stock	99	1	275	—	—	—	276
Purchase of common stock	—	—	—	—	—	(2,303)	(2,303)
Income tax benefit related to exercise of stock options	—	—	52	—	—	—	52
Net income	—	—	—	4,022	—	—	4,022
Foreign exchange translation adjustment	—	—	—	—	(170)	—	(170)
Change in unrealized loss on investments	—	—	—	—	(2,078)	—	(2,078)

Balance, at December 31, 2001	24,534	245	89,592	(9,072)	186	(8,003)	72,948
Exercise of options	890	9	4,314	—	—	—	4,323
Issuance of common stock	67	1	251	—	—	—	252
Issuance of warrants	—	—	9	—	—	—	9
Purchase of common stock	—	—	—	—	—	(27,719)	(27,719)
Income tax benefit related to exercise of stock options	—	—	1,073	—	—	—	1,073
Net income	—	—	—	7,305	—	—	7,305
Foreign exchange translation adjustment	—	—	—	—	424	—	424
Change in unrealized loss on investments	—	—	—	—	(1,345)	—	(1,345)

Balance, at December 31, 2002	25,491	255	$95,239	$(1,767)	$(735)	$(35,722)	$57,270
Exercise of options	1,262	13	6,550	—	—	—	6,563
Issuance of common stock	53	—	290	—	—	—	290
Purchase of common stock	—	—	—	—	—	(17,698)	(17,698)
Cash dividends declared — $0.067 per share (see Note 5)	—	—	—	(1,236)	—	—	(1,236)
Income tax benefit related to exercise of stock options	—	—	3,280	—	—	—	3,280
Net income	—	—	—	11,796	—	—	11,796
Foreign exchange translation adjustment	—	—	—	—	496	—	496
Change in unrealized gain on investments, net of tax	—	—	—	—	827	—	827

Balance, at December 31, 2003	26,806	$268	$105,359	$8,793	$588	$(53,420)	$61,588

The accompanying notes are an integral part of these financial statements.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited)

1.	Organization

       SS&C Technologies, Inc. (“SS&C” or the “Company”) was organized as a Connecticut corporation in March 1986 and reincorporated as a Delaware corporation in April 1996. The Company provides software, business process outsourcing (BPO) services and application service provider (ASP) solutions to the financial services industry, primarily in the United States of America. The Company also has operations in the U.K., the Netherlands, Malaysia, the Netherlands Antilles, Japan and Singapore. The Company delivers a broad range of highly specialized software products and services that provide mission-critical processing for information management, analysis, trading, accounting, reporting and compliance. The Company provides its products and related services in seven vertical markets in the financial services industry:

       1. Insurance entities and pension funds;

       2. Institutional asset management;

       3. Hedge funds and family offices;

       4. Financial institutions, such as retail banks and credit unions;

       5. Commercial lending;

       6. Real estate property management; and

       7. Municipal finance.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information

       In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the consolidated financial statements) necessary to present fairly its financial position as of March 31, 2004 and the results of its operations for the three months ended March 31, 2003 and 2004. These statements do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the expected results for the full year. Certain prior year balances have been reclassified to conform with current year presentation.

Use of Estimates

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, collectibility of accounts receivables, costs to complete certain contracts, income tax accruals and the value of deferred tax assets. Estimates are also used to determine the remaining economic lives and carrying value of fixed assets, goodwill and intangible assets. Actual results could differ from those estimates.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

Principles of Consolidation

       The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation.

Revenue Recognition

       The Company follows the principles of Statement of Position (SOP) No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software transactions be allocated to each element of the transaction based on the relative fair values of the elements, such as software products, specified upgrades, enhancements, post-contract client support, installation or training. The determination of fair value is based upon vendor-specific objective evidence. Under SOP 97-2, the Company recognizes software license revenue allocated to software products, specified upgrades and enhancements generally upon delivery of each of the related products, upgrades or enhancements, assuming all other revenue criteria are met.

       The Company’s payment terms for software licenses typically require that the total fee be paid upon signing of the contract. Maintenance services are typically due in full at the beginning of the maintenance period. Professional services and outsourcing services are typically due and payable monthly in arrears. Normally the Company’s arrangements do not provide for any refund rights, and payments are not contingent on specific milestones or customer acceptance conditions. The Company defers revenue in accordance with SOP 97-2, paragraph 14. For arrangements that do contain such provisions, the Company defers revenue until the rights or conditions have expired or have been met.

       Unbilled accounts receivable primarily relates to professional services and outsourcing revenue that has been earned as of month end but is not invoiced until the subsequent month, and to software license revenue that has been earned and is realizable but not invoiced to clients until future dates specified in the client contract.

       Deferred revenue consists of payments received related to product delivery, maintenance and other services, which have been paid by customers prior to the recognition of revenue. Deferred revenue relates primarily to cash received for maintenance contracts in advance of services performed.

License Revenue

       The Company generally recognizes revenue from sales of software or products including proprietary software upon product shipment and receipt of a signed contract, provided that collection is probable and all other revenue recognition criteria of SOP 97-2 are met. The Company sells software licenses in conjunction with professional services for installation and maintenance. For these arrangements, the total contract value is attributed first to the maintenance arrangement based on its fair value, which is derived from renewal rates. The contract value is then attributed to professional services based on estimated fair value, which is derived from the rates charged for similar services provided on a stand-alone basis. The Company’s software license agreements generally do not require significant modification or customization of the underlying software, and, accordingly, installation services are not considered essential to functionality. The remainder of the total contract value is then attributed to the software license based on the residual method described

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

in SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”.

       The Company occasionally enters into license agreements requiring significant customization of the Company’s software. The Company accounts for the license fees under these agreements on the percentage-of-completion basis. This method requires estimates to be made for costs to complete the agreement utilizing an estimate of development man-hours remaining. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are determined on a contract-by-contract basis, and are made in the period in which such losses are first estimated or determined.

Maintenance Agreements

       Maintenance agreements generally require the Company to provide technical support and software updates to its clients. Such services are generally provided under one-year renewable contracts. Maintenance revenues are recognized ratably over the term of the maintenance agreement.

Professional Services

       The Company provides consulting and training services to its clients. Revenue for such services is generally recognized over the period during which the services are performed. The Company typically charges for professional services on a time and material basis. However, some contracts are for a fixed fee. For the fixed-fee arrangements, an estimate is made of the total hours expected to be incurred to complete the project. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Revenue is recognized each period based on the hours incurred to date compared to the total hours expected to complete the project.

Outsourcing Services

       The Company’s outsourcing arrangements make its software application available to its clients for processing of transactions. The outsourcing arrangements provide an alternative for clients who do not wish to install, run and maintain complicated financial software. Under the arrangements, the Company agrees to provide access to its applications, remote use of its equipment to process transactions, access to client’s data stored on its equipment, and connectivity between its environment and the client’s computing systems. Outsourcing arrangements generally have terms of three or five years and contain monthly or quarterly fixed payments, with additional billing for increases in market value of a client’s assets, pricing and trading activity under certain contracts.

       The Company recognizes outsourcing revenues in accordance with SAB 104 “Revenue Recognition”, on a monthly basis as the outsourcing services are provided and when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. The Company does not recognize any revenue before services are performed. Certain contracts contain additional fees for increases in market value, pricing and trading activity. Revenue related to these additional fees is recognized in the month in which the activity occurs based upon the Company’s summarization of account information and trading volume.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

Research and Development

       Research and development costs associated with computer software are charged to expense as incurred. In accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, capitalization of internally developed computer software costs begins upon the establishment of technological feasibility based on a working model. Net capitalized software costs of $401,000 and $151,000 are included in the December 31, 2002 and 2003 balance sheets, respectively, under “Intangible and other assets”.

       The Company’s policy is to amortize these costs upon a product’s general release to the client. Amortization of capitalized software costs is calculated by the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on, typically two to six years. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both could be reduced significantly due to competitive pressures. Amortization expense related to capitalized software development costs for 2001, 2002 and 2003 was $222,000, $294,000 and $250,000, respectively.

Stock Compensation

       The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for its stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant and the grants are for a fixed number of shares, no compensation expense is recorded.

       In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of accounting for stock-based employee compensation. We have adopted the disclosure provisions of SFAS No. 148. SFAS No. 148 did not require us to change to the fair value method of accounting for stock-based compensation.

       The Company follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, amended by SFAS No. 148. Accordingly, no compensation cost has been recognized for the stock option plans and employee stock purchase plan. Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined consistent

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

with SFAS No. 123, the Company’s net income and earnings per share would have been adjusted to the pro forma amounts indicated in the table below (in thousands except per share amounts):

				Three Months
	Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net income, as reported	$4,022	$7,305	$11,796	2,329	3,770
Deduct: total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(3,497)	(2,490)	(1,229)	(765)	(211)

Net income, pro forma	$525	$4,815	$10,567	$1,564	$3,559

Basic earnings per share, as reported	$0.18	$0.38	$0.63	$0.12	$0.20
Basic earnings per share, pro forma	0.02	0.25	0.57	0.08	0.19
Diluted earnings per share, as reported	0.18	0.36	0.59	0.12	0.19
Diluted earnings per share, pro forma	0.02	0.23	0.53	0.08	0.18

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2002 and 2003, respectively: dividend yield of 0%; expected lives of five years; expected volatility of 58%, 59% and 57%; and risk-free interest rate of 4.49%, 3.9% and 2.9%. The weighted-average fair value of options granted using this option-pricing model in 2001, 2002 and 2003 was $1.65, $2.78 and $4.04, respectively.

       The fair value of each estimated stock grant under the employee stock purchase plan is based on the price of the stock at the beginning of the offering period using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2002 and 2003, respectively: dividend yield of 0%; expected volatility of 58%, 59% and 50%; risk-free interest rate of 5.39%, 2.27% and 1.43% and expected lives of 6 months.

Income Taxes

       The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, an asset and liability approach is used to recognize deferred tax assets and liabilities for the future tax consequences of items that have already been recognized in its financial statements and tax returns. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

Cash and Cash Equivalents and Marketable Securities

       The Company considers all highly liquid marketable securities with original maturities of three months or less at the date of acquisition to be cash equivalents. Debt securities with original maturities of more than three months at the date of acquisition are classified as marketable securities. The Company classifies its entire investment portfolio, consisting of debt securities issued by state and local governments of the United States, debt securities issued by corporations and equities, as available for sale securities. All available for sale securities are recorded at fair market value, and changes in fair market value are recorded in stockholders’ equity until the securities are sold.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

Property and Equipment

       Property and equipment are stated at cost. Depreciation of property and equipment is calculated using a combination of straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Description	Useful Life

Equipment	3-5 years
Furniture and fixtures	7-10 years
Leasehold improvements	Shorter of lease term or estimated useful life

       Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was $3,269,000, $2,906,000 and $2,119,000, respectively.

       Maintenance and repairs are expensed as incurred. The costs of sold or retired assets are removed from the related asset and accumulated depreciation accounts and any gain or loss is included in other income, net.

Goodwill and Intangible Assets

       On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company has completed the required impairment tests for goodwill and has determined that no impairment existed as of December 31, 2002 or 2003. Amortization expense associated with goodwill was $64,000 for the year ended December 31, 2001.

       Completed technology and other identifiable intangible assets are amortized over four to five years based on the ratio that current gross revenues of the product bear to the total of current and anticipated future gross revenues of the product or on a straight-line method, whichever is shorter. Amortization expense associated with completed technology and other amortizable intangible assets was $34,000, $739,000 and $1,193,000 for the years ended December 31, 2001, 2002, and 2003, respectively.

       Amortization expense, related to intangible assets, for each of the next five years ending December 31 is expected to approximate:

2004	$1,258,000
2005	1,258,000
2006	802,000
2007	559,000
2008 and thereafter	71,000

$3,948,000

Impairment of Long-Lived Assets

       The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets to be Disposed of”. The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets’ carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

flows is less than the carrying amount of the asset. The Company has identified no such impairment losses. Substantially all of the Company’s long-lived assets are located in the United States.

Concentration of Credit Risk

       Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, marketable securities, and trade receivables. The Company has cash investment policies that limit investments to investment grade securities. Concentrations of credit risk, with respect to trade receivables, are limited due to the fact that the Company’s client base is highly diversified. As of December 31, 2002 and 2003, the Company had no significant concentrations of credit risk and the carrying value of these assets approximates fair value.

International Operations and Foreign Currency

       The functional currency of each foreign subsidiary is the local currency. Accordingly, assets and liabilities of foreign subsidiaries are translated to U.S. dollars at period-end exchange rates, and capital stock accounts are translated at historical rates. Revenues and expenses are translated using the average rates during the period. The resulting translation adjustments are excluded from net earnings and accumulated as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are included in the results of operations in the periods in which they occur and are immaterial for all periods presented.

Basic and Diluted Earnings Per Share

       Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during the period.

       The following table sets forth the weighted average common shares used in the computation of basic and diluted earnings per share (in thousands):

				Three Months
				Ended March 31,

	Year Ended December 31,
				(unaudited)
	2001	2002	2003	2003	2004

Weighted average common shares outstanding	22,506	19,473	18,617	18,924	18,687
Weighted average common stock equivalents — options	246	1,058	1,215	939	1,514

Weighted average common and common equivalent shares outstanding	22,752	20,531	19,832	19,863	20,201

       Options to purchase 3,204,768, 1,109,949, 0, 1,031,000 (unaudited) and 55,500 (unaudited) shares were outstanding at December 31, 2001, 2002 and 2003 and March 31, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the effect of including the options would be antidilutive.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

Comprehensive Income

       Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” requires that items defined as comprehensive income, such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities, be separately classified in the financial statements and that the accumulated balance of other comprehensive income be reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Total comprehensive income consists of net income and other accumulated comprehensive income disclosed in the equity section of the balance sheet.

       The following table sets forth the components of comprehensive income (in thousands):

				Three Months
	Year Ended			Ended March 31,
	December 31,			(unaudited)

	2001	2002	2003	2003	2004

Net income	$4,022	$7,305	$11,796	$2,329	$3,770
Foreign currency translation gains (losses)	(170)	424	496	86	(102)
Unrealized gains (losses) on marketable securities	(2,078)	(1,345)	827	(33)	77

Total comprehensive income	$1,774	$6,384	$13,119	$2,382	$3,745

Recent Accounting Pronouncements

       Effective July 1, 2003, the Company adopted EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. This issue addresses accounting for arrangements with multiple revenue-generating activities and applies to the Company’s non-software transactions. The adoption of this standard did not have a material impact on the Company’s financial statements.

       In May 2003, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software”. This issue addresses revenue recognition for arrangements that include non-software deliverables, such as hardware, that are more than incidental to the products or services as a whole. The consensus indicates that, if the software is not essential to the functionality of the non-software deliverable, the non-software deliverable is excluded from the scope of SOP 97-2. We do not have any arrangements that include non-software deliverables.

       In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantees and warranties. The initial recognition requirements of FIN 45 were effective for guarantees issued or modified after December 31, 2002, and adoption of the disclosure requirements was effective for the Company during the quarter ended March 31, 2003. The adoption of FIN 45 did not have a significant impact on the Company’s consolidated financial position or results of operations.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

3.	Marketable Securities

       At December 31, 2002 and 2003, the cost basis, fair value, and unrealized gains and losses by major security type, were as follows (in thousands):

		Gross
		Unrealized	Fair
December 31, 2002:	Cost	Gains/(Losses)	Value

State, municipal and county government bonds	$4,093	$(9)	$4,084
US government securities	2,530	36	2,566
Corporate bonds	11,196	73	11,269
Equities	6,026	(562)	5,464

Total	$23,845	$(462)	$23,383

		Gross
		Unrealized	Fair
December 31, 2003:	Cost	Gains	Value

State, municipal and county government bonds	$8,777	$2	$8,779
US government securities	3,531	6	3,537
Corporate bonds	17,722	42	17,764
Equities	6,479	561	7,040

Total	$36,509	$611	$37,120

       At March 31, 2004, the cost basis, fair market value, and unrealized gains and losses by major security type, were as follows (in thousands):

		Gross
		Unrealized	Fair
March 31, 2004 (unaudited):	Cost	Gains	Value

State, municipal and county government bonds	$11,467	$8	$11,475
US Government securities	—	—	—
Corporate bonds	9,515	44	9,559
Equities	3,964	641	4,605

Total	$24,946	$693	$25,639

       The following table summarizes the maturities of marketable securities at December 31 (in thousands):

	2002	2003

Less than one year	$19,714	$25,506
Due in 1-2 years	2,121	11,104
Due in 3-5 years	1,548	510

Total	$23,383	$37,120

       In 2000, the Company obtained 277,052 shares of common stock of a public company through exercise of a warrant. From 2000 to 2002, the Company sold all of these shares, for realized gains of $2.4 million and $0.5 million for the years ended December 31, 2001 and 2002, respectively.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

4.	Accounts Receivable

       Accounts receivable are as follows (in thousands):

	December 31,

	2002	2003

Accounts receivable, net of allowance for doubtful accounts of $1,282 and $1,404, respectively	$8,628	$6,426
Unbilled accounts receivable, net of allowance for doubtful accounts of $71 and $45, respectively	2,355	2,145

Total accounts receivable	$10,983	$8,571

       The following table represents the activity for the allowance for doubtful accounts during the years ended December 31, 2001, 2002 and 2003 (in thousands):

		Additions

	Balance at	Charge to	Charge to		Balance at
	Beginning of	Costs and	Other	Deductions,	End of
Description	Period	Expenses	Accounts	Net	Period

Allowance for Doubtful Accounts:
Years Ended December 31
2001	$3,092	$561	$—	$2,653	$1,000
2002	1,000	452	—	99	1,353
2003	1,353	689	—	593	1,449

       Management establishes the allowance for doubtful accounts based on historical bad debt experience. In addition, management analyzes client accounts, client concentrations, client creditworthiness, current economic trends and changes in the client’s payment terms when evaluating the adequacy of the allowance for doubtful accounts.

5.	Stockholders’ Equity

       At December 31, 2002, 50,000,000 shares of Common Stock were authorized and 18,996,167 shares were outstanding and 1,000,000 shares of preferred stock were authorized, none of which were issued or outstanding. At December 31, 2003, 50,000,000 shares of Common Stock were authorized and 18,614,765 shares were outstanding and 1,000,000 shares of preferred stock were authorized, none of which were issued or outstanding.

       On May 22, 2003, the Company’s Board of Directors authorized the continued repurchase of shares of the Company’s Common Stock up to an additional expenditure of $30 million. Under the repurchase programs, the Company purchased a total of 1.7 million shares for approximately $17.7 million during the year ended December 31, 2003. As of December 31, 2003, the Company had repurchased a total of 8.2 million shares of Common Stock for approximately $53.4 million.

       The Company uses the cost method to account for treasury stock purchases. Under the cost method, the price paid for the stock is charged to the treasury stock account.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

       The following table summarizes information about quarterly share repurchases (shares in thousands):

		Fiscal 2002			Fiscal 2003
		Price Range			Price Range

Quarter	Shares	High	Low	Shares	High	Low

First	2,146	$5.99	$5.04	259	$8.03	$6.63
Second	1,806	7.97	6.75	854	10.03	7.16
Third	—	—	—	384	13.73	10.95
Fourth	386	7.81	6.49	199	19.39	14.89

Total	4,338	$7.97	$5.04	1,696	$19.39	$6.63

       On July 31, 2003, the Company’s Board of Directors declared a semi-annual cash dividend of $0.067 per share on its Common Stock, payable September 12, 2003 to stockholders of record at the close business on August 22, 2003.

6.	Income Taxes

       The sources of income (loss) before income taxes were as follows (in thousands):

	Year Ended December 31,

	2001	2002	2003

U.S.	$6,592	$11,455	$18,547
Foreign	(105)	845	790

Income before taxes	$6,487	$12,300	$19,337

       The income tax provision consists of the following (in thousands):

	Year Ended December 31,

	2001	2002	2003

Current:
Federal	$845	$2,748	$5,524
Foreign	97	375	182
State	79	493	1,110
Deferred:
Federal	1,220	1,025	442
State	224	354	283

Total	$2,465	$4,995	$7,541

       The effective tax rates were 38.0%, 40.6% and 39.0% for the years ended December 31, 2001, 2002 and 2003, respectively. The reconciliation between the effective tax rates and the expected tax

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

expense is computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes as follows (in thousands):

	Year Ended December 31,

	2001	2002	2003

Computed “expected” tax expense	$2,206	$4,182	$6,575
Increase (decrease) in income taxes resulting from:
State income taxes (net of federal income tax benefit)	200	558	920
Tax-exempt interest income	(17)	—	(34)
Foreign operations	82	(145)	(94)
Litigation settlement	—	515	—
Goodwill amortization	22	—	—
Other	(28)	(115)	174

Provision for income taxes	$2,465	$4,995	$7,541

       The Company has recorded valuation allowances of $357,000 and $273,000 at December 31, 2002 and 2003 related to net operating loss carryforwards in certain foreign jurisdictions. No portion of these valuation allowances relates to current deferred assets for the years ended December 31, 2002 and 2003.

       The components of deferred income taxes at December 31, 2002 and 2003 are as follows (in thousands):

	December 31,

	2002		2003

	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities

Purchased in-process research and development	$3,750	$—	$3,304	$—
Net operating loss carryforwards	357	—	273	—
Acquired technology	2,712	—	2,745	—
Accounts receivable	772	—	562	—
Tax credit carryforwards	679	—	502	—
Accrued expenses	120	—	202	—
Unrealized gain on marketable securities	—	—	—	246
Fixed assets	—	19	—	103
Capitalized software	—	157	—	57
Other	47	—	128	—

Total	8,437	176	7,716	406
Valuation Allowance	(357)	—	(273)	—

Total	$8,080	$176	$7,443	$406

       At December 31, 2003, no deferred taxes have been provided on the unremitted earnings of the Company’s foreign subsidiaries, which have been, or intend to be, permanently reinvested. Undistributed earnings amounted to approximately $2,263,000.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

       At December 31, 2003, the Company had foreign net operating loss carryforwards other than Japan of $429,000, which are available to offset foreign income on an indefinite carryforward basis. Japan’s net operating loss carryforward of $470,000 begins to expire in 2004.

       At December 31, 2003, the Company had federal tax credit carryforwards of $312,000 that begin to expire in 2005 and state credit carryforwards of $289,000 that begin to expire in 2011.

       In 2001, the Internal Revenue Service (“IRS”) notified the Company of purported federal income tax deficiencies for the years 1997 through 1999. At issue was the Company’s deduction of an aggregate of $6.8 million of payments made by the Company pursuant to the settlement, on May 7, 1999, of a consolidated securities class action lawsuit. In 2002, the Company reached a settlement with the IRS that allowed the Company to deduct $5.5 million of the original $6.8 million deduction. The impact of this settlement has been included in the Company’s 2002 income tax provision.

       Although a substantial number of issues for the years being audited have been resolved, the Company also received notice of proposed tax deficiencies for the years 1996 to 1999, relating to the Company’s research and experimentation credits. In 2003, the Company reached a tentative settlement with the IRS that allowed 50% of the research and experimentation credits associated with the 1996 to 1999 years, or $351,000. The settlement still requires final approval by the IRS, although in the opinion of management, the final settlement will not be materially different from the amounts recorded. This amount has been included in the Company’s tax provision as of December 31, 2003.

7.	Leases

       The Company is obligated under noncancelable operating leases for office space and office equipment. Total rental expense was $3,095,000, $2,709,000 and $3,137,000 for the years ended December 31, 2001, 2002 and 2003, respectively. The lease for the corporate facility in Windsor, Connecticut expires in 2008 and the Company has the right to extend the lease for an additional term of five years. Future minimum lease payments under the Company’s operating leases as of December 31, 2003, are as follows (in thousands):

Year Ending
December 31,

2004	$2,921
2005	2,415
2006	2,035
2007	1,413
2008 and thereafter	209

$8,993

       The Company subleases office space under noncancelable leases. The Company received rental income under these leases of $569,000, $512,000 and $500,000 for the years ended

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

December 31, 2001, 2002 and 2003, respectively. Future minimum lease receipts under these leases as of December 31, 2003 are as follows (in thousands):

Year Ending
December 31,

2004	$509
2005	340
2006	113

$962

8.	License and Royalty Agreements

       The Company has non-exclusive rights to integrate certain third-party software into certain of the Company’s products. Under the terms of an agreement, the licensor of the software is paid royalties based on a percentage of the related license fee revenues collected by the Company. Under another agreement, the Company is obligated to pay at least $25,000 per quarter. The total royalty expense under these agreements for the years ended December 31, 2001, 2002 and 2003 was $456,000, $458,000 and $490,000, respectively.

       In connection with the Savid acquisition, the Company was obligated to pay 10% of license fees with respect to sales and/or licensing of the Savid system during the period commencing on April 15, 1998 and ending on April 14, 2003. Royalty expense for the years ended December 31, 2001, 2002 and 2003 was $0, $47,000 and $13,000, respectively.

       In connection with the Quantra acquisition in 1998, the Company is party to three royalty agreements as a result of utilities that interface with the Company’s SKYLINE II product. The royalties are paid based on either annual guaranteed total unit sales of the product at a rate of $15 per user, or as a percentage of the utility list price, which is typically 33.33%. Royalty expense under these agreements for the years ended December 31, 2001, 2002 and 2003 was $25,000, $39,000 and $21,000, respectively.

9.	Defined Contribution Plans

       The Company has a 401(k) Retirement Plan (the “Plan”) that covers substantially all employees. Each employee may elect to contribute to the Plan, through payroll deductions, up to 20% of his or her salary, subject to certain limitations. The Plan provides for a Company match of employees’ contributions in an amount equal to 50% of an employee’s contributions up to $3,000 per year. The Company offers employees a selection of various public mutual funds but does not include Company common stock as an investment option in its Plan.

       During the years ended December 31, 2001, 2002 and 2003, the Company incurred $339,000, $426,000 and $500,000, respectively, of expenses related to these plans.

10.	Stock Option and Purchase Plans

       During 1994, the Board of Directors approved a new plan (“1994 Plan”), effective January 1, 1995, for which 1,500,000 shares of common stock were reserved. The 1994 Plan was amended in October 1995 and April 1996 to reserve additional shares of common stock for issuance under the 1994 Plan, bringing the total shares of common stock reserved for issuance to 4,500,000. Options under the 1994 Plan generally vest ratably over four years and expire ten years after the date of grant. The Board of Directors, as of April 30, 1998, decided that no further options would be granted

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

under the 1994 plan. Under the 1994 Plan, there were options to purchase 1,802,501, 1,415,550 and 140,550 shares of common stock outstanding as of December 31, 2001, 2002 and 2003, respectively, of which options to purchase 1,292,985, 961,437 and 140,550 shares of common stock were exercisable as of December 31, 2001, 2002 and 2003, respectively.

       The Company’s 1996 Director Stock Option Plan (“1996 Plan”) provides for non-employee directors to receive options to purchase common stock of the Company at an exercise price equal to the fair market value of the common stock at the date of grant. Each option granted under the 1996 Plan is fully vested immediately upon the option grant date and expires ten years from the grant date. On May 23, 2000, the 1996 Plan was amended to increase the number of shares of Common Stock reserved for issuance to 450,000. At December 31, 2001, 2002 and 2003, there were 217,500, 127,500 and 82,500 shares, respectively, available for director option grants. There were options to purchase 210,000, 300,000 and 345,000 shares of common stock outstanding as of December 31, 2001, 2002 and 2003, respectively. All options outstanding were exercisable as of December 31, 2001, 2002 and 2003, respectively.

       During 1998, the Board of Directors approved the 1998 Stock Incentive Plan (“1998 Plan”), for which 2,250,000 shares of common stock were reserved for issuance. The number of reserved shares was increased by 750,000 in both May 2000 and 2001. In May 2003, the number of reserved shares was further increased by 1,500,000 for a total of 5,250,000 shares. Generally, options under the 1998 Plan vest ratably over four years and expire ten years subsequent to the grant. Shares available for option grants under the 1998 Plan were 1,778,943, 657,210 and 2,839,938 at December 31, 2001, 2002 and 2003, respectively. There were options to purchase 1,958,246, 2,066,193 and 1,702,923 shares of common stock outstanding at December 31, 2001, 2002 and 2003, respectively, of which options to purchase 754,545, 920,616 and 678,573 shares were exercisable.

       In 1999, the Board of Directors approved the Company’s 1999 Non-Officer Employee Stock Incentive Plan (“1999 Plan”) and reserved 1,875,000 shares of common stock for issuance under the 1999 Plan. All of the Company’s employees, consultants, and advisors other than the Company’s executive officers and directors are eligible to participate in the 1999 Plan. Only non-statutory stock options, restricted stock awards, and other stock-based awards may be granted under the 1999 Plan. Shares available for option grants under the 1999 Plan were 680,072, 805,089 and 799,659 at December 31, 2001, 2002 and 2003, respectively. There were options to purchase 1,002,735, 612,855 and 382,493 shares of common stock outstanding at December 31, 2001, 2002 and 2003, respectively, of which options to purchase 451,155, 383,412 and 325,806 shares were exercisable.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

       The following table summarizes stock option transactions for the years ended December 31, 2001, 2002 and 2003.

		Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2000	4,856,935	$6.19
Granted	945,750	3.61
Cancelled	(686,855)	5.15
Exercised	(142,348)	3.48

Outstanding at December 31, 2001	4,973,482	5.93
Granted	651,000	6.43
Cancelled	(340,441)	6.23
Exercised	(889,443)	4.87

Outstanding at December 31, 2002	4,394,598	6.19
Granted	637,500	8.04
Cancelled	(1,199,298)	8.78
Exercised	(1,261,834)	5.20

Outstanding at December 31, 2003	2,570,966	$5.92

       The following table summarizes information about stock options outstanding at December 31, 2003:

		Options Outstanding		Options Exercisable

	Number	Weighted Average		Number
Range of	Outstanding at	Remaining Contractual	Weighted Average	Exercisable at	Weighted Average
Exercise Price	12/31/03	Life (years)	Exercise Price	12/31/03	Exercise Price

$ 2.63 – $ 3.83	1,229,784	6.4	$3.45	1,006,430	$3.45
4.00 – 6.00	216,996	7.3	5.19	71,828	4.75
6.13 – 8.64	842,936	8.7	7.67	164,171	7.86
10.00 – 12.09	194,250	6.8	10.41	160,500	10.40
15.17 – 15.75	87,000	4.5	15.59	87,000	15.59

	2,570,966	7.2	$5.92	1,489,929	$5.46

       The exercise price for each of the above grants was determined by the Board of Directors to be equal to the fair market value of the Company’s common stock on the date of grant.

       The Company’s 1996 Employee Stock Purchase Plan (“ESPP”) permits employees to purchase shares of common stock pursuant to payroll deductions at a price equal to 85% of the fair market value of the Company’s common stock on either the first or last day of the purchase period, whichever is lower. The Company has adopted semi-annual purchase periods of October through March and April through September. As of December 31, 2003, employees had deposited with the Company, through payroll deductions, approximately $107,000 to purchase shares through the ESPP at March 31, 2004. In May 2003, the ESPP was further amended to increase the reserved shares from 900,000 to 1,200,000.

       At December 31, 2001, 2002 and 2003, an aggregate of 7,867,500, 6,135,000 and 6,691,000 shares, respectively, were reserved for issuance under the Company’s stock option plans and employee stock purchase plan.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

11.	Acquisitions

2004 Acquisitions (unaudited)

       On February 17, 2004, the Company acquired substantially all the assets of NeoVision Hypersystems, Inc. (“NeoVision”) for $1.6 million and the assumption of certain liabilities. The Company paid $0.8 million during the first quarter of 2004 and expects to make the remaining payment in the second quarter of 2004. NeoVision is a provider of tactical visual analytical solutions for the financial industry. NeoVision’s products complement the Company’s existing product offerings and provide traders, brokers and portfolio managers the ability to quickly track, analyze and assess market positions and performance.

       The net assets and results of operations of NeoVision have been included in the Company’s consolidated financial statements from February 15, 2004. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the completed technology was determined using the future cash flows method. The acquired technology is amortized on a straight-line basis over five years, the estimated life of the product. The remainder of the purchase price was allocated to goodwill.

       On January 16, 2004, the Company acquired substantially all the assets of Investment Advisory Network, LLC (“IAN”) for $3 million and the assumption of certain liabilities. IAN provides web-based wealth management services to financial institutions, broker-dealers and financial advisors who offer managed accounts to the private wealth market. IAN’s services complement the Company’s existing product offering and provide access to the private wealth financial services market.

       The net assets and results of operations of IAN have been included in the Company’s consolidated financial statements from January 1, 2004. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the completed technology was determined using the future cash flows method. The acquired technology is amortized on a straight-line basis over five years, the estimated life of the product. The remainder of the purchase price was allocated to goodwill.

       The following summarizes the allocation of the purchase price for the acquisitions of NeoVision and IAN (in thousands):

	NeoVision	IAN

Assets acquired, net of cash received	$100	$232
Purchased technology	430	1,100
Goodwill	1,211	1,928
Liabilities assumed	(91)	(255)

Consideration paid	$1,650	$3,005

       The following unaudited pro forma condensed consolidated results of operations is provided for illustrative purposes only and assumes that the acquisitions of NeoVision and IAN occurred on January 1, 2003. This unaudited pro forma information (in thousands, except per share data) should not be relied upon as being indicative of the historical results that would have been obtained if these acquisitions had actually occurred on that date, nor of the results that may be obtained in the future.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

	Three Months
	Ended March 31,

	2003	2004

Revenues	$16,738	$19,238
Net income	2,131	3,736
Basic earnings per share	$0.11	$0.20
Diluted earnings per share	$0.11	$0.18

Acquisitions prior to 2004 (audited)

       On December 12, 2003, the Company acquired substantially all of the assets of Amicorp Group’s fund services business for $1.8 million in cash. The fund services business, named SS&C Fund Services N.V., is headquartered in Curacao, the Netherlands Antilles. SS&C Fund Services serves the fund community with both on and offshore services, including transfer agency, net asset valuation, account control and reconciliation, set up of investment funds, maintenance of corporate vehicles and client service management.

       The acquisition was accounted for as a purchase. The net assets and results of operations of the fund services business have been included in the consolidated financial statements from December 12, 2003. A summary of the purchase price allocation appears below. The purchase price was allocated to tangible and intangible assets based on their fair market value on the date of the acquisition. There was no technology acquired as part of this acquisition. The fair value of acquired client contracts of $0.4 million was determined based on the discounted future cash flows method. This intangible asset is amortized on a straight-line basis over five years, the estimated future period over which the Company expects to derive an economic benefit from the contracts.

       On November 15, 2002, the Company acquired the assets and business of DBC, a business within The Thomson Corporation and assumed certain liabilities. DBC provides financial software for fixed income analysis in municipal finance in the United States. DBC products are widely used for structuring general obligation and revenue bond issues, including asset-backed housing and student loan securitizations. The consideration for the deal was $4.6 million in cash and the costs of the transaction.

       The acquisition was accounted for as a purchase. The net assets and results of operations of DBC have been included in the consolidated financial statements of the Company from November 1, 2002. The purchase price was first allocated to tangible assets and liabilities based on their fair value on the date of the acquisition. The fair value of acquired completed technology of $2.9 million was determined based on the future cash flows method. The acquired completed technology is amortized on a straight-line basis over five years, the estimated life of the product. The remainder of the purchase price was allocated to goodwill.

       On January 15, 2002, the Company acquired the assets and business of Real-Time USA, Inc. (“Real-Time”), a solution provider of sell-side fixed income applications. Real-Time delivers a comprehensive suite of front-, mid-, and back-office applications via Application Service Provider (“ASP”) or license, to commercial banks and broker-dealers throughout the United States. The consideration for the deal was $3.9 million in cash and the assumption of certain liabilities by the Company, and a potential earn-out payment by the Company of up to $1.2 million in cash if certain 2002 revenue targets were achieved. The earn-out targets were not attained in 2002 and thus no payment was made. A summary of the allocation of the purchase price appears below.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

       The acquisition was accounted for as a purchase. The net assets and results of operations of Real-Time have been included in the consolidated financial statements of the Company from January 1, 2002. The purchase price was allocated to tangible and intangible assets, liabilities, and in-process research and development (“IPR&D”) based on their fair value on the date of the acquisition. The fair value assigned to intangible assets acquired was based on an independent appraisal. The fair value of acquired completed technology of $1.7 million was determined based on the future cash flows method. The acquired completed technology is amortized on a straight-line basis over four years, the estimated life of the product.

       The Company recorded a one-time write-off of $1.7 million in the period ended March 31, 2002 related to the value of IPR&D acquired as part of the purchase of Real-Time that had not yet reached technological feasibility and had no alternative future use. Accordingly, these costs were expensed upon acquisition. At the acquisition date, Real-Time was developing Lightning, a full-service ASP bond accounting solution designed specifically for large regional banks. The allocation of $1.7 million to IPR&D represents the estimated fair value related to this incomplete project based on risk-adjusted cash flows adjusted to reflect the contribution of core technology. The net cash flows were then discounted utilizing a weighted average cost of capital of 26%. This discount rate takes into consideration the inherent uncertainties surrounding the successful development of the in-process research and development, the profitability levels of such technology and the potential for other competing technological advances which could potentially impact the estimates. The Lightning project was completed in 2002.

       On November 15, 2001, the Company acquired substantially all of the assets of Digital Visions (“DVI”), a division of Netzee, Inc. and assumed certain liabilities, for $1.6 million. DVI delivers two major products over the Internet to over 1,700 community financial institutions. The first is a suite of bond accounting, interest rate analytic, and asset liability management services under the brand name PortPro, which is primarily sold through dealer banks and bond brokers. The second is a “Mall” of information services designed to help retail and small business lending officers at these institutions.

       The acquisition was accounted for as a purchase. The net assets and results of operations of DVI have been included in the consolidated financial statements from November 1, 2001. A summary of the purchase price allocation appears below. The purchase price was allocated to tangible and intangible assets and liabilities based on their fair market value on the date of the acquisition. The fair value of acquired completed technology of $0.9 million was determined based on the future cash flows method. The acquired completed technology is amortized on a straight-line basis over 5 years, the estimated life of the product.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

       The following summarizes the allocation of the purchase price for the Amicorp Group’s fund services business, Real-Time, DBC, and DVI acquisitions (in thousands):

	Fund
	Services	Real-Time	DBC	DVI
	(2003)	(2002)	(2002)	(2001)

Assets acquired, net of cash received	$41	$664	$819	$926
Acquired client contracts	366	—	—	—
Purchased technology	—	1,743	2,912	910
In-process research & development	—	1,744	—	—
Goodwill	1,410	—	2,368	—
Liabilities assumed	—	(221)	(1,534)	(252)

Consideration paid	$1,817	$3,930	$4,565	$1,584

       The following unaudited pro forma combined results of operations is provided for illustrative purposes only and assumes that the acquisitions of Real-Time, DBC and DVI occurred on January 1, 2001. The unaudited pro forma combined results of operations for the year ended December 31, 2002 excludes the $1.7 million write-off of purchased IPR&D related to Real-Time. This unaudited pro forma information (in thousands, except per share amounts) should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred on that date, nor of the results that may be obtained in the future.

	2001	2002	2003

Revenues	$63,747	$65,945	$65,531
Net income	3,427	9,102	11,796
Basic earnings per share	$0.15	$0.47	$0.63
Diluted earnings per share	$0.15	$0.44	$0.59

       Pro forma results of operations have not been presented for the acquisition of Amicorp Group’s fund services business, as results of operations of the acquired business are not significant to the Company.

12.	Commitments and Contingencies

       From time to time, the Company is subject to certain legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the Company is not a party to any litigation that it believes could have a material effect on the Company or its business.

13.	Restructuring Charge

       As a result of a review of its resource needs, the Company made the decision in 2001 to close several branches and eliminate redundant positions. The restructuring charge incurred in connection with the branch closings and the elimination of positions was $0.8 million for the year ended December 31, 2001. The charge primarily consisted of severance pay for terminated employees, ongoing lease commitments and fixed assets write-offs.

14.	Subsequent Events

       On February 5, 2004, the Company’s Board of Directors approved a three-for-two stock split to be effected in the form of a stock dividend. The record date for the stock split was February 20,

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

2004 and the payment date was March 5, 2004. All share and per share amounts for all periods presented have been retroactively restated to reflect the stock split.

       As part of its semi-annual cash dividend program, the Company’s Board of Directors declared a post-split dividend of $0.07 per share to be payable on or about March 24, 2004 to stockholders of record as of March 10, 2004.

15.	International Sales and Geographic Information

       The Company operates in one segment, as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. There were no sales to any individual clients during the years in the three-year period ended December 31, 2003 that represented 10% or more of net sales. The Company attributes net sales to an individual country based upon location of the client.

       The Company manages its business primarily on a geographic basis. The Company’s reportable regions consist of the Americas, Europe and Asia Pacific and Japan. The European region includes European countries as well as the Middle East and Africa.

       The Company relies exclusively on its operations in the Netherlands for sales of its Mabel product. Total revenue derived from this product was $1.3 million, $1.9 million and $1.7 million in the years ended December 31, 2001, 2002 and 2003, respectively.

       Revenues by geography were (in thousands):

				Three Months
				Ended March 31,
	Year Ended December 31,			(unaudited)

	2001	2002	2003	2003	2004

United States	$45,517	$52,436	$54,379	$13,302	$16,306
Americas excluding United States	3,356	3,165	4,050	809	857
Europe	5,087	4,546	4,796	1,080	1,480
Asia Pacific and Japan	2,409	2,287	2,306	547	546

	$56,369	$62,434	$65,531	$15,738	$19,189

       Long-lived assets as of December 31, were (in thousands):

	2002	2003

United States	$13,221	$10,869
Americas excluding United States	—	1,813
Europe	440	352
Asia Pacific and Japan	148	128

	$13,809	$13,162

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

16.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share data)
2002
Revenue	$15,215	$15,872	$15,109	$16,238
Gross profit	9,918	10,640	10,003	10,884
Operating income	661	3,116	3,339	4,026
Net income	935	1,597	2,146	2,627
Basic earnings per share	$0.05	$0.08	$0.11	$0.14
Diluted earnings per share	0.04	0.08	0.11	0.13
2003
Revenue	$15,738	$15,906	$16,008	$17,879
Gross profit	10,595	10,816	11,094	12,600
Operating income	3,565	4,173	4,609	6,031
Net income	2,329	2,734	3,041	3,692
Basic earnings per share	$0.12	$0.15	$0.16	$0.20
Diluted earnings per share	0.12	0.14	0.15	0.19

       The first quarter of 2002 includes a $1.7 million pretax write-off of purchased in-process research and development.

17.	Subsequent Acquisition (Unaudited)

       On April 12, 2004, the Company closed its previously announced acquisition of OMR Systems Corporation and OMR Systems International, Ltd (collectively, “OMR”), purchasing the outstanding stock of both subsidiaries from ADP Financial Information Services, Inc. for $19.7 million in cash, plus the costs of effecting the acquisition. OMR provides treasury processing software and outsourcing solutions to banks and offers comprehensive hedge fund administration. The net assets and results of operations of OMR will be included in the Company’s consolidated financial statements from April 12, 2004.

SS&C TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003 and March 31, 2004 (unaudited) — (Continued)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

SS&C Technologies, Inc.

       In our opinion, the accompanying combined balance sheet and related combined statement of operations, of changes in group equity and of cash flows present fairly, in all material respects, the financial position of OMR Systems Corporation and OMR Systems International, Ltd. (collectively, the “Company”) at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

May 3, 2004

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

COMBINED BALANCE SHEETS

	December 31,	March 31,
	2003	2004

		(unaudited)

	(in thousands)
Assets
Current assets
Cash and cash equivalents	$652	$869
Accounts receivable	2,352	5,030
Prepaid and other current assets	138	272
Deferred taxes	92	153
Deferred costs	1,619	1,617

Total current assets	4,853	7,941
Property and equipment, at cost
Data processing equipment	3,259	3,311
Other machinery and equipment	15	15
Furniture and fixtures	54	54
Leasehold improvements	162	162
Software licenses	730	759

Total property and equipment, at cost	4,220	4,301
Less accumulated depreciation	(2,845)	(2,936)

Property and equipment, net	1,375	1,365
Deferred costs	4,627	4,223
Deferred taxes	470	429
Prepaid expenses	311	292

Total assets	$11,636	$14,250

Liabilities and Group Equity
Current liabilities
Accounts payable	$844	$480
Accrued expenses	831	1,194
Deferred revenue	2,857	5,849

Total current liabilities	4,532	7,523
Deferred revenue	4,338	3,957
Commitments and contingencies (Note 6)
Group equity	2,766	2,770

Total liabilities and group equity	$11,636	$14,250

The accompanying notes are an integral part of these combined financial statements.

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

COMBINED STATEMENTS OF OPERATIONS

		Three Months
	Year Ended	Ended
	December 31,	March 31,

	2003	2003	2004

		(unaudited)

	(in thousands)
Revenues
Processing, maintenance and services	$22,096	$4,847	$5,818
Software licenses	299	—	—

Total revenues	22,395	4,847	5,818

Cost of revenues — related party	3,768	880	959
Cost of revenues — other	16,131	4,196	3,858
Selling, general and administrative expenses — related party	622	174	136
Selling, general and administrative expenses — other	2,656	801	710

Income (loss) before taxes	(782)	(1,204)	155
Income tax benefit (provision)	314	482	(62)

Net income (loss)	$(468)	$(722)	$93

The accompanying notes are an integral part of these combined financial statements.

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

COMBINED STATEMENT OF CHANGES IN GROUP EQUITY

(in thousands)
Balance, January 1, 2003	$36
Net loss	(468)
Change in cumulative translation adjustment	7
Net transfers from ADP and affiliates	3,191

Balance, December 31, 2003	$2,766

The accompanying notes are an integral part of these combined financial statements.

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

COMBINED STATEMENTS OF CASH FLOWS

		Three Months
	Year Ended	Ended March 31,
	December 31,
	2003	2003	2004

		(unaudited)

	(in thousands)
Cash flows from operating activities
Net income (loss)	$(468)	$(722)	$93
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	748	197	199
Increase (decrease) from changes in assets and liabilities:
Accounts receivable	264	380	(2,678)
Prepaid and other assets	(153)	(349)	(115)
Deferred costs	(3,431)	(2,339)	—
Deferred taxes	606	(105)	(20)
Deferred revenue	240	4,014	2,993
Accounts payable	465	75	(363)
Accrued liabilities	(396)	(194)	363

Net cash (used in) provided by operating activities	(2,125)	957	472

Cash flows from investing activities
Purchases of equipment and software	(803)	(573)	(167)

Net cash used in investing activities	(803)	(573)	(167)

Cash flows from financing activities
Net transfers from (to) ADP and affiliates	3,191	(480)	(62)

Net cash provided by (used in) financing activities	3,191	(480)	(62)

Effect of exchange rate changes on cash held in foreign currency	6	17	(26)

Net increase (decrease) in cash and cash equivalents	269	(79)	217
Cash and cash equivalents, beginning of period	383	383	652

Cash and cash equivalents, end of period	$652	$304	$869

The accompanying notes are an integral part of these combined financial statements.

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

1.     Organization and Basis of Presentation

Description of Business

       OMR Systems Corporation and OMR Systems International, Ltd., and their respective subsidiaries, provide treasury processing solutions to banks of all sizes around the world. In addition, they provide a funds administration outsourcing solution called Xacct, for hedge fund and other alternative investment managers. OMR Systems Corporation and OMR Systems International, Ltd. (collectively, the “Company”) are indirect wholly owned subsidiaries of Automatic Data Processing, Inc., or “ADP”, and as described in Note 7, have been acquired by SS&C Technologies, Inc. and, accordingly, are being shown on a combined basis. The Company is headquartered in Skillman, New Jersey.

Basis of Presentation

       The combined financial statements of OMR Systems Corporation and OMR Systems International, Ltd. include the financial statements of OMR Systems SARL (“SARL”) located in Paris, France, and OMR Systems United Kingdom (“OMR UK”) located in London, England, which are wholly owned subsidiaries. The combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States. These financial statements present the combined financial position and results of operations of the Company, including adjustments necessary for a fair presentation of the business. The historical financial results in the combined financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone entity. All intercompany balances have been eliminated.

Unaudited Interim Financial Information

       In the opinion of the Company, the accompanying unaudited combined financial statements contain all adjustments (consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the combined financial statements) necessary to present fairly its financial position as of March 31, 2004 and the results of its operations for the three months ended March 31, 2003 and 2004. These statements do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the expected results for the full year.

Related Party Transactions

       The combined financial statements include allocations of certain ADP expenses incurred for the benefit of the Company including the items described below:

       Cash Management — The Company participates in ADP’s centralized cash management and financing program. To the extent the Company experiences cash needs for working capital purposes, capital expenditures or acquisitions, such funds have been historically provided by ADP or its affiliates. Cash receipt activities are performed by the Company and the cash disbursement activities are performed by ADP. The net effect of transactions with ADP is reflected in group equity. ADP does not charge interest on borrowings by entities nor does it pay interest on advances made by the entities to ADP.

       Management Services — The Company receives services from ADP and its affiliates, including general management services, general liability insurance coverage, certain financial reporting

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands)

services, employee fringe benefits and payroll processing services. The Company is primarily charged at a fixed rate per employee per month for such services. Expense incurred for such services was $2,953 for the year ended December 31, 2003, and is included in the combined statement of operations as cost of revenues and general and administrative expenses.

       Data Center Services — The Company receives data communication, telephone and operational support from ADP offices in Jersey City, New Jersey and Hyderabad, India. The Company is charged at an allocated rate per employee. The expense incurred for such services was $1,437 for the year ended December 31, 2003, and is included in the combined statement of operations in cost of revenues.

       Management believes the financial statements include all allocated expenses directly attributable to the Company and that those allocations are based on reasonable assumptions.

2.     Summary of Significant Accounting Policies

Cash and Cash Equivalents

       The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

       The Company’s financial instruments, including cash, accounts receivable and accounts payable are carried at cost, which approximates their fair value, due to their short-term maturities.

Property and Equipment

       Property and equipment is stated at cost less accumulated depreciation and is depreciated over the estimated useful lives of the assets using the straight-line method. Maintenance and repair expenditures are charged to expense when incurred. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the related improvements or the lease term. Depreciation expense for the year ended December 31, 2003 was $652. The estimated useful lives of assets are as follows:

Data processing equipment	3 years
Leasehold improvements	5 to 7 years
Furniture and fixtures	7 years
Software license	2 to 5 years

Asset Impairment

       The Company periodically evaluates the recoverability of its long-lived assets, comparing the respective carrying values to the current and expected future undiscounted cash flows to be generated from such assets. Whenever such evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there have been no adjustments to the carrying value of long-lived assets.

Revenue Recognition

       The Company generates revenue through the sale of software licenses, and from providing services including transaction processing, maintenance, and professional services. In cases where

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands)

the sale of a software license is an element of the arrangement, the Company recognizes revenue under SOP 97-2, Software Revenue Recognition. In cases where the Company makes the software application available for processing of transactions in an outsourcing arrangement and the customer does not have the right to take possession of the software, the Company recognizes revenue under Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

       License fees are recognized upon signing of the contract and delivery of the software if the license fee is fixed and collection is probable. Generally, the Company sells software licenses in conjunction with professional services for installation and maintenance. For these arrangements the total contract value is attributed first to maintenance based on fair value which is derived from renewal rates. The contract value is then attributed to professional services based on fair value which is derived from rates charged for similar services provided on a standalone basis. The revenue remaining after allocation to these undelivered elements is allocated to the software license based on the residual method described in Statement of Position (SOP) 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.

       Transaction and data processing fees are recognized in the period the related services have been rendered. Generally in service bureau arrangements the Company also receives an upfront, nonrefundable fee for implementation. The Company cannot determine the fair value of the upfront implementation in service bureau arrangements and as a result such fees are deferred and recognized over the term of the arrangements, which approximates the expected period of performance. In addition, the initial direct costs incurred by the Company to provide implementation is deferred and recognized as expense over the term of the arrangement. In certain processing revenue arrangements, the Company pays the customer a contract signing incentive. Such payments are deferred and recognized as a reduction in revenue over the term of the arrangement. Deferred implementation costs amounted to $4,344 at December 31, 2003 and are included in deferred costs on the combined financial statements. Deferred costs associated with contract signing incentives amounted to $1,902 at December 31, 2003 and are included in deferred costs on the combined balance sheet.

       Maintenance agreements generally require the Company to provide technical support, bug fixes and minor software upgrades to its clients. Maintenance revenues are recognized ratably over the term of the maintenance agreement.

       Professional services revenue is measured and recorded as the services are provided, according to contractually stated amounts which may be fixed, variable or a combination of both. For fixed-fee professional services contracts, services revenue is recorded based upon the proportion of hours incurred in the period to the total estimated number of hours for the project. When contracts include both professional services and software licenses and require a significant amount of software modification or customization, complex systems integration or related services, the professional services and license revenue are bundled together and are recorded based upon the estimated percentage of completion, measured in the manner described above. Changes in the estimated costs or hours to complete the contract are reflected in the period during which the change becomes known. Losses, if any, are recognized immediately.

       Accounts receivable includes unbilled receivables which arise when revenue is recorded for services performed but not yet billed. The amount of the unbilled receivables is contract specific. At December 31, 2003, accounts receivable includes $1,110 of unbilled receivables. Accounts receivable are reviewed for collectibility on a periodic basis. An allowance for doubtful accounts is established for accounts receivable that are deemed uncollectible. As of December 31, 2003, no allowance for doubtful accounts was deemed necessary.

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands)

Advertising

       Advertising costs are expensed when incurred and are included in selling, general and administrative expenses. Total advertising expense for the Company was $73 for the year ended December 31, 2003.

Income Taxes

       The Company is a member of a group that files consolidated income tax returns for federal and certain state jurisdictions. Accordingly, the Company’s taxable income is included in the consolidated tax return of ADP.

       Deferred income taxes and related tax expense have been recorded by applying the asset and liability approach to the Company as if it were a separate taxpayer. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the combined financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax bases of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse.

       Current tax expense has been determined as if the Company were a separate taxpayer. Income taxes currently payable or receivable are deemed paid to or received from ADP.

Use of Estimates

       The preparation of combined financial statements in conformity with GAAP requires management to make extensive use of estimates and assumptions that affect the amounts reported and disclosed in the combined financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign Currency Translation

       The net assets of the Company’s foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of the period, and revenues and expenses are translated at average exchange rates during the period. Gains or losses from balance sheet translation are included as a component of comprehensive income.

Certain Risks and Concentrations

       Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management periodically performs credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

       At December 31, 2003, three customers represented 59% of gross receivables. In addition, for the year ended December 31, 2003, four customers represented 51% of net sales.

       The Company operates in an industry which is characterized by numerous technological advances and which is significantly affected by changes in the economy. Any failure by the Company to anticipate or respond adequately to technological or economic changes could have a material adverse effect on the Company’s business and operating results.

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands)

Stock Option Plan

       As an operating unit of ADP, the Company has no employee stock option plan; however, certain employees of the Company have been granted stock options to purchase common shares of ADP under ADP’s Long-Term Incentive Plan (the “Incentive Plan”).

       The Company, in compliance with the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, accounts for its stock option and employee stock purchase plans under the recognition and measurement principles of Accounting Principles board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation expense related to the Company’s stock option and stock purchase plans is reflected in net earnings, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant, and for the stock purchase plan the discount does not exceed fifteen percent.

       The following table illustrates the effect on net earnings and earnings per share for the fiscal year ended December 31, 2003 if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

Net loss, as reported	$(468)
Deduct total stock-based employee compensation	(1,503)

Pro forma net loss	$(1,971)

       The per share weighted average fair value of stock options granted during fiscal 2003 was $13.03 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected stock price volatility	29% - 30.6%
Risk-free interest rate	3.2% - 3.9%
Expected annual dividend yield per share	0.87% - 0.99%
Expected life of options	6.5

3.     Comprehensive Income (Loss)

       The components of comprehensive loss for the fiscal year ended December 31, 2003 are summarized as follows:

Net loss	$(468)
Cumulative translation adjustment	7

Total comprehensive loss	$(461)

4.     Income Taxes

       Income (loss) from continuing operations before provision for taxes on income for the fiscal year ended December 31, 2003 consists of the following:

United States	$(970)
International	188

$(782)

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands)

       The provision (benefit) for income taxes for the fiscal year ended December 31, 2003 consists of the following components:

Current
Federal	$(817)
Non-U.S	71
State	(175)

Total current	(921)

Deferred
Federal	492
State	115

Total deferred	607

Total income tax benefit	$(314)

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2003 are presented below:

Software development costs	$42
Deferred revenue	520

Deferred tax assets	$562

       A reconciliation of the differences between income taxes calculated at the U.S. statutory rate of 35% and the benefit for income taxes for the year ended December 31, 2003 is as follows:

Benefit for taxes at U.S. statutory rate	$(275)	35.0%
Increase in income taxes resulting from State and local income taxes, net of federal income tax provision	(39)	5.0%

	$(314)	40.0%

       In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences at December 31, 2003.

       The Company is a member of a group that files consolidated income tax returns for federal and certain state jurisdictions. The Company’s provision for income taxes has been determined as if the Company were a separate taxpayer. Under this method, the Company is assumed to file a separate tax return with ADP, reporting its total taxable income and deemed to be paying the applicable tax to, or deemed to be receiving the appropriate refunds from, ADP.

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands)

5.     Employee Benefit Plans

Defined Contribution Retirement Plan

       Full-time employees of the Company are eligible to participate in ADP’s 401(k) retirement plan. Participants can elect to defer a percentage of their salary through payroll deductions and direct their contributions into different funds established by ADP. The Company provides for matching contributions. The expenses associated with the employer’s matching contribution is included as a component of the management services charge described in Note 1.

Stock Option Plan

       As an operating unit of ADP, the Company has no employee stock option plan; however certain employees of the Company have been granted options to purchase common shares of ADP under ADP’s Long-Term Incentive Plan (the “Incentive Plan”). Options are granted to purchase common shares at prices that are equal to or greater than the market price of the common shares on the date the options are granted. Conditions of vesting are determined at the time of grant. Options which have been granted under the Incentive Plan to date have generally vested and become exercisable over periods of up to five years from the date of grant and have a maximum term of ten years.

       Share option activity for the Company’s employees under all ADP’s plans from January 1, 2003 through December 31, 2003 is as follows:

		Weighted
	Number of	Average
	Shares	Exercise Price

Balance at January 1, 2003	657,193	$44.37
Granted	188,350	38.73
Exercises	(2,916)	32.24
Forfeited	(59,973)	47.71
Employees transferred to ADP and other affiliates	(27,799)	42.21

Balance at December 31, 2003	754,855	$42.83

       The following table summarizes information about outstanding and exercisable options at December 31, 2003:

			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Range of	Number	Exercise	Contractual	Number	Exercise
Exercise Prices	Outstanding	Price	Life	Exercisable	Price

$8.61	18,517	$8.61	3.00	18,517	$8.61
$27.31 - $43.97	511,938	$39.07	8.01	211,115	$38.11
$49.34 - $59.91	224,400	$54.23	7.36	108,020	$55.36

	754,855			337,652

OMR SYSTEMS CORPORATION AND OMR SYSTEMS INTERNATIONAL, LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(dollars in thousands)

6.     Commitments and Contingencies

       The Company occupies certain facilities under leases that expire at various dates through the year 2005. Rental expense under these leases and leases for equipment was $904 for the fiscal year 2003. At December 31, 2003, the future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) were as follows:

Year ending December 31,
2004	$417
2005	40

$457

       On March 25, 2004, the Company amended the existing lease for the Bloomberg Skillman Facility located in Skillman, New Jersey. This amendment extends the lease from July 1, 2004 to June 30, 2006. The total future lease payments are $1,300.

       In the normal course of business, the Company is liable for contract completion and product performance. The Company believes such obligations will not significantly affect its combined financial position or results of operations.

       The Company is involved in various other claims and legal actions arising in the ordinary course of business. The Company believes the ultimate disposition of these matters will not have a material adverse effect on its combined financial position, results of operations or liquidity.

7.     Subsequent Event

       On April 12, 2004, all of the issued and outstanding shares of OMR Systems Corporation and OMR Systems International, Ltd. were sold to SS&C Technologies, Inc.

SS&C TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

       The following unaudited pro forma combined condensed financial statements give effect to the acquisition by SS&C Technologies, Inc. (the “Company”) of all of the outstanding stock of OMR Systems Corporation and OMR Systems International, Ltd. (collectively, “OMR”), subsidiaries of ADP Financial Information Services, Inc. The unaudited pro forma balance sheet is based on the individual balance sheets of the Company and OMR and has been prepared to reflect the acquisition by the Company of OMR as of March 31, 2004. The unaudited pro forma statements of operations are based on the individual statements of operations of the Company and OMR and combine the results of operations of the Company and of OMR for the year ended December 31, 2003 and the three months ended March 31, 2004 as if the acquisition occurred on January 1, 2003.

       These unaudited pro forma combined condensed financial statements reflect a preliminary allocation of the purchase price to the assets and liabilities acquired based on currently available information. The actual allocation of purchase price and the resulting effect on income from operations may differ from the pro forma amounts included herein.

       These unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company and OMR. The pro forma financial statements are for information purposes only and do not necessarily reflect future results of operations or what the results of operations would have been had the Company and OMR been operating as a combined entity for a specified period. The pro forma adjustments are based on the information and assumptions available at the time of the filing.

SS&C TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

March 31, 2004

	Historical		Pro Forma
	SS&C	Historical	Adjustments		Pro Forma
	Technologies	OMR Systems	(Note 2)		Combined

	(In thousands)
Current Assets:
Cash and cash equivalents	$30,974	$869	$(19,671	)(a)	$12,172
Investments in marketable securities	25,639	—	—		25,639
Accounts receivable, net	8,814	5,030	—		13,844
Prepaid expenses and other current assets	1,301	1,889	(1,618	)(f)	1,572
Deferred income taxes	570	153	—		723

Total current assets	67,298	7,941	(21,289)		53,950
Fixed assets, net	4,511	1,365	—		5,876
Deferred income taxes	6,338	429	—		6,767
Deferred charges and other	—	4,515	(4,223	)(f)	292
Goodwill	6,982	—	9,280	(c)	16,262
Other intangible assets, net	5,741	—	8,200	(b)	13,941

TOTAL ASSETS	$90,870	$14,250	$(8,032)		$97,088

Current Liabilities:
Accounts payable	$645	$480	$—		$1,125
Income taxes payable	1,152	9	—		1,161
Accrued employee compensation and benefits	1,584	1,145	—		2,729
Other accrued expenses	2,835	40	215	(d)	3,090
Deferred revenue	18,721	5,849	(1,520	)(e)	23,050

Total current liabilities	24,937	7,523	(1,305)		31,155
Deferred revenue	—	3,957	(3,957	)(e)	—
Commitments and contingencies
Stockholders’ equity:
Common stock	269	—	—		269
Additional paid-in capital	107,271	—	—		107,271
Group equity	—	2,770	(2,770	)(g)	—
Accumulated other comprehensive income	563	—	—		563
Retained earnings (deficit)	11,250	—	—		11,250

	119,353	2,770	(2,770)		119,353
Less: cost of common stock in treasury, 8,191 shares	53,420	—	—		53,420

Total stockholders’ equity	65,933	2,770	(2,770)		65,933

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$90,870	$14,250	$(8,032)		$97,088

See accompanying notes

SS&C TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

			Pro Forma
	Historical	Historical	Adjustments		Pro Forma
	SS&C Technologies	OMR Systems	(Note 3)		Combined

	(In thousands, except per share data)
Revenues	$65,531	$22,395			$87,926
Cost of revenues	20,426	19,899	$629(a	)	40,954
Operating expenses:
Selling, general & administrative	15,547	3,278	468(b	)	19,293
Research and development	11,180	—	—		11,180

Total operating expenses	26,727	3,278	468		30,473
Income (loss) from operations	18,378	(782)	(1,097)		16,499
Interest and other income (expense), net	959	—	(425	)(c)	534

Income (loss) before income taxes	19,337	(782)	(1,522)		17,033
Provision (benefit) for income taxes	7,541	(314)	(584	)(d)	6,643

Net income (loss)	$11,796	$(468)	$(938)		$10,390

Basic earnings per share	$0.63				$0.56
Basic weighted average number of common shares outstanding	18,617				18,617
Diluted earnings per share	$0.59				$0.52
Diluted weighted average number of common and common equivalent shares outstanding	19,832				19,832

SS&C TECHNOLOGIES, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2004

	Historical		Pro Forma
	SS&C	Historical	Adjustments		Pro Forma
	Technologies	OMR Systems	(Note 4)		Combined

	(In thousands, except per share data)
Revenues	$19,189	$5,818	$—		$25,007
Cost of revenues	6,114	4,817	157	(a)	11,088
Operating expenses
Selling, general and administrative	4,089	846	117	(b)	5,052
Research and development	2,956	—	—		2,956

Total operating expenses	7,045	846	117		8,008
Income (loss) from operations	6,030	155	(274)		5,911
Interest and other income (expense), net	151	—	(106	)(c)	45

Income (loss) before income taxes	6,181	155	(380)		5,956
Provision (benefit) for income taxes	2,411	62	(150	)(d)	2,323

Net income (loss)	$3,770	$93	$(230)		$3,633

Basic earnings per share	$0.20				$0.19
Basic weighted average number of common shares outstanding	18,687				18,687
Diluted earnings per share	$0.19				$0.18
Diluted weighted average number of common and common equivalent shares outstanding	20,201				20,201

SS&C TECHNOLOGIES, INC.

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS

Note 1 — The Transaction

       On April 12, 2004, SS&C Technologies, Inc. (the “Company”) purchased all the outstanding stock of OMR Systems Corporation and OMR Systems International, Ltd. (collectively, “OMR”), subsidiaries of ADP Financial Information Services, Inc. for a purchase price of $19.7 million cash (subject to purchase price adjustments for changes in working capital) plus an estimated $215,000 in costs of effecting the transaction.

       The purchase price of the acquisition was allocated to the fair value of assets and liabilities acquired as follows (in thousands):

Current assets	$6,323
Fixed assets	1,365
Other assets	721
Purchased technology	4,400
Intangible assets	3,800
Goodwill	9,280
Accounts payable and accrued expenses	(1,674)
Deferred revenues	(4,329)

$19,886

Note 2 — Unaudited Pro Forma Combined Condensed Balance Sheet

       The following adjustments were applied to the historical balance sheets of the Company and OMR at March 31, 2004 to arrive at the unaudited pro forma combined condensed balance sheet:

(a)	To record cash payment for the purchase of OMR	19,671
(b)	To record intangible assets of OMR at new fair value basis. Identified intangible assets consist of completed technology ($4,400), customer relationships ($3,400) and trade names ($400)	8,200
(c)	To record the goodwill from the purchase:	9,280
(d)	To record an accrual for estimated transaction costs	215
(e)	To adjust deferred revenue to the fair value of the liability related to the remaining legal obligation being assumed by the Company. The primary obligation assumed by the Company is to provide continuing support
	Current portion deferred revenue	(1,520)
	Long-term portion deferred revenue	(3,957)

		(5,477)
(f)	To adjust deferred costs, primarily deferred implementation costs, to fair value
	Current portion deferred costs	(1,618)
	Deferred costs	(4,223)

		(5,841)

(g)	To eliminate the group equity account of OMR	(2,770)

SS&C TECHNOLOGIES, INC.

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS — Continued

Note 3 —	Unaudited Pro Forma Combined Condensed Statement of Operations for the Year Ended December 31, 2003

       The following adjustments were applied to the historical statements of operations for the Company and OMR for the year ended December 31, 2003:

(a)	To record the following for the year ended December 31, 2003: Amortization of purchased technology from acquisition	629

		629
The amortization of purchased technology has been calculated based on a new fair value basis of $4,400, amortized over seven years, the estimated useful life of the technology.

(b)	To record the following for the year ended December 31, 2003: Amortization of acquired customer relationships & trade names	468

		468
The amortization of customer relationships and trade names has been calculated based on a new fair value basis of $3,800, amortized over estimated lives ranging from seven to nine years.

(c)	To record the following for the year ended December 31, 2003: Decrease in interest income related to use of $19.7 million in cash for the acquisition, using a 2.2% interest rate	425

		425
(d)	To record the following for the year ended December 31, 2003: Benefit for income taxes equal to 39% of OMR’s net loss, adjusted for pro forma entries	(584)

SS&C TECHNOLOGIES, INC.

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS — Continued

Note 4 —	Unaudited Pro Forma Combined Condensed Statement of Operations for the Three Months ended March 31, 2004

       The following adjustments were applied to the historical statements of operations for the Company and OMR for the the three months ended March 31, 2004:

(a)	To record the following for the three months ended March 31, 2004:
	Amortization of purchased technology from acquisition	157

		157
The amortization of purchased technology has been calculated based on a new fair value basis of $4,400, amortized over seven years, the estimated life of the technology.
(b)	To record the following for the three months ended March 31, 2004:
	Amortization of acquired customer relationships & tradenames.	117

		117
The amortization of customer relationships and tradenames has been calculated based on a new fair value basis of $3,800, amortized over estimated lives ranging from seven to nine years.
(c)	To record the following for the three months ended March 31, 2004:
	Decrease in interest income related to use of $19.7 million in cash for the acquisition, using a 2.2% interest rate	106

		106
(d)	To record the following for the three months ended March 31, 2004:
	Benefit for income taxes equal to 39% of OMR’s net loss, adjusted for pro forma entries.	(150)

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      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

4,500,000 Shares

SS&C Technologies, Inc.
Common Stock

Goldman, Sachs & Co.

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